SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          Ansan Pharmaceuticals, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share

                         (Title of Class of Securities)

                                  036338-10-1

                                 (CUSIP Number)

                          Discovery Laboratories, Inc.
                         509 Madison Avenue, 14th Floor
                            New York, New York 10022
                         Attention: James S. Kuo, M.D.

                                 with a copy to:

                             Kenneth G. Alberstadt
                        12 East 49th Street, 30th Floor
                            New York, New York 10017

                                 (212) 299-8640

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 16, 1997

             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

                                                          -

        Check the following box if a fee is being paid with this
        Statement:  [ ]

                                 SCHEDULE 13D

      CUSIP NO. 036338-10-1

 1   NAMES OF REPORTING PERSONS





      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Discovery Laboratories, Inc.     13-3754369

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

      WC (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


                        7    SOLE VOTING POWER
                             928,571

       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           None
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             928,571
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             None

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      928,571

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.6%

 14   TYPE OF REPORTING PERSON*
      CO

Item 1.   Security and Issuer.

         Common Stock, $.001 par value ("Common Stock")

                  Ansan Pharmaceuticals, Inc. (the "Issuer")
                  400 Oyster Point Boulevard, Suite 435
                  South San Francisco, CA  94080
                  (415) 635-0200

Item 2.   Identity and Background.

     Names of Persons Filing:

         (a)-(c), (f) This statement is filed on behalf of Discovery Laboratories, Inc., a Delaware corporation ("Discovery"). Discovery's business address is 509 Madison Avenue, 14th Floor, New York, New York 10022. The principal business of Discovery is drug development.

         The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Discovery and each other individual enumerated in Instruction C to Schedule 13D is set forth on Exhibit A. The name, state of organization, principal business and address of the principal office of each entity other than Discovery enumerated in Instruction C to Schedule 13D (together with the aforementioned individuals, the "Related Persons") is also set forth on Exhibit A.

         (d)-(e) During the last five years, neither Discovery nor, to the best of Discovery's knowledge, any of the Related Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Discovery used its general funds to effect the purchase of 13,000 shares of the Issuer's Series A Convertible Preferred Stock, par value $.001 per share, stated value $100 per share (the "Series A Convertible Preferred Stock"), for an aggregate purchase price of $1,300,000. The Series A Convertible Preferred Stock is convertible into the number of fully paid and nonassessable shares of Common Stock of the Issuer determined by dividing $1,300,000 by the "Conversion Price", as defined in the Certificate of Designations for the Series A Convertible Preferred Stock attached as Exhibit B to Exhibit B hereto and incorporated herein by reference. The Conversion Price was initially set on July 16, 1997 at $1.40 and is subject to adjustment. The Conversion Price is also subject to reset upon the occurrence of certain events. The 13,000 shares of Series A Convertible Preferred Stock may be converted into approximately 928,571 shares of Common Stock of the Issuer as of the date of this statement.

Item 4.  Purpose of Transaction.

         Discovery acquired shares of the Issuer's securities pursuant to a Preferred Stock Purchase Agreement dated as of July 16, 1997 (the "Preferred Stock Purchase Agreement"), a copy of which is attached as Exhibit B and the terms of which are incorporated herein by reference. The purpose of the acquisition was to provide interim financing to the Issuer in connection with the proposed merger (the "Merger") between the Issuer and Discovery pursuant to the Agreement and Plan of Reorganization and Merger between the Issuer and Discovery dated as of July 16, 1997 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit C and the terms of which are incorporated herein by reference.

         Pursuant to the Merger Agreement, the Issuer will (i) issue shares of Common Stock to holders of the common stock, $0.001 par value, of Discovery ("Discovery Common Stock") in an exchange ratio equal to 1.1641085 shares of Common Stock per share of Discovery Common Stock, (ii) issue shares of the Series B Convertible Preferred Stock, $0.001 par value, of the Issuer ("Ansan Series B Preferred Stock") to holders of the Series A Convertible Preferred Stock, $0.001 par value, of Discovery ("Discovery Preferred Stock") in an exchange ratio equal to one share of Ansan Series B Preferred Stock per share of Discovery Preferred Stock and (iii) assume the outstanding options and warrants of Discovery, which shall thereafter be exercisable for the corresponding number of shares of Common Stock or Ansan Series B Preferred Stock, in each case as more fully described in the Merger Agreement. The securities of the Issuer issued in the Merger and issuable upon the exercise of the options and warrants to be assumed by the Issuer pursuant to the Merger Agreement will represent 20,208,807 shares of Common Stock on an as converted basis. Pursuant to the Merger Agreement, the composition of the Issuer's board of directors will be reconstituted so that immediately following the Merger it shall consist of ten members, seven of whom shall be designated by Discovery. Upon the consummation of the Merger, the Series A Preferred Stock will be cancelled.

         In connection with the closing of the Merger, pursuant to a sublicense agreement the form of which is attached as Exhibit C to the Merger Agreement and the terms of which are incorporated herein by reference, (i) Titan Pharmaceuticals, Inc. ("Titan"), an approximately 43% beneficial owner of the Common Stock, will surrender for cancellation all right, title and interest in the securities of the Issuer owned by Titan, (ii) certain indebtedness of the Issuer to Titan will be repaid and (iii) certain technologies that have been licensed to the Issuer will be sublicensed to Titan.

         All the references in this Item 4 are qualified, in their entirety by the terms of the Preferred Stock Purchase Agreement and the Merger Agreement, including the exhibits thereto.

         Except as indicated in this Schedule 13D, Discovery has no plans or intentions (and to the best of Discovery's knowledge, none of the Related Persons have any plans or intentions) which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of July 16, 1997, Discovery beneficially owned in the aggregate approximately 928,571 shares of Common Stock representing approximately 24.6% of the Common Stock of the Issuer.

         (b) Discovery has all voting and dispositive power over the shares referenced in the Item 5(a) and does not share such voting or dispositive power with any other person or entity.

         (c) Other than as set forth in this Schedule 13D, Discovery has not engaged in any transactions involving the Common Stock of the Issuer.

         (d) & (e) Not applicable

         As more fully discussed in Exhibit A, to the best of Discovery's knowledge, none of the Related Persons beneficially owns any shares of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         There is no contract, arrangement, understanding or relationship between Discovery or, to the best of Discovery's knowledge, any of the Related Persons and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits:

                  Exhibit A- Information Regarding Related Persons
                  Exhibit B- Preferred Stock Purchase Agreement
                  Exhibit C- Agreement and Plan of Reorganization and Merger

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       DISCOVERY LABORATORIES, INC.

Dated:    July 25, 1997
          New York, NY                 /s/ James S. Kuo
                                       -------------------
                                       Name: James S. Kuo
                                       Title:  President and Chief Executive
                                               Officer

                                                      EXHIBIT A TO SCHEDULE 13D

                             DISCOVERY LABORATORIES

1. Natural Persons Enumerated in Instruction C to Schedule 13D. Except as indicated below, each person listed below is, to Discovery's knowledge, a citizen of the United States of America.

A.       Officers and Directors of Discovery

Name and Business Address          Title                                   Present Principal Occupation or Employment
James S. Kuo, M.D.                 President, CEO and a Director           President, CEO and Director of
Discovery Laboratories, Inc.                                               Discovery
509 Madison Avenue, 14th Floor
New York, NY 10022

Steve H. Kanzer, C.P.A., Esq.      Chairman of the Board of                Senior Managing Director--Head of
Paramount Capital Investments      Directors                               Venture Capital of Paramount
   LLC                                                                     Capital Investments LLC
787 Seventh Ave, 48th Floor
New York, NY 10019

Evan Myrianthopoulos               Chief Operating Officer                 Chief Operating Officer, Secretary
Discovery Laboratories, Inc.       and Secretary                           and a Director of Discovery
509 Madison Avenue, 14th Floor
New York, NY 10022

David R. Crockford                 Vice President of Regulatory            Vice President of Regulatory Affairs
Discovery Laboratories, Inc.       Affairs                                 of Discovery
509 Madison Avenue, 14th Floor
New York, NY 10022

Juerg F. Geigy, Esq.               Director                                Attorney at law
44 Elisabethenstrasse
CH-4051 Basel, Switzerland
(Citizenship: Switzerland)

Max Link, Ph.D.                    Director                                Dr. Link currently serves on the
Tobelhofstrasse 3O                                                         Board of Directors of three publicly-
8044 Zurich Switzerland                                                    traded life science companies in
(Citizenship: Switzerland)                                                 addition to the Board of Directors of
                                                                           Discovery.


Herbert H. McDade, Jr.             Director                                Chairman, Access Pharmaceuticals.
Access Pharmaceuticals                                                     The principal business of Access
660 White Plains Road, Suite 400                                           Pharmaceuticals is development of
Tarrytown, NY 10591                                                        drug delivery systems for therapeutic
                                                                           drugs.

Mark C. Rogers, M.D.               Director                                Senior Vice President, Corporate
Perkin Elmer Corp.                                                         Development, and Chief Technology
761 Main Avenue                                                            Officer at Perkin Elmer Corporation.
Norwalk, CT 06859                                                          Perkin Elmer Corporation's principal
                                                                           business is production of instrument
                                                                           systems for research, analysis and
                                                                           related applications.


B.        Other Individuals

Lindsay A. Rosenwald, M.D. is the managing member of RAQ, LLC. (See Part 2 for a discussion RAQ, LLC.) Dr. Rosenwald's principal occupation consists of investment banking and related activities on behalf of Paramount Capital Incorporated ("Paramount"), of which Dr. Rosenwald is Chairman, and various affiliates of Paramount. Paramount is located at 787 Seventh Avenue, 48th Floor, New York, NY 10019.

2.       Entities Enumerated in Instruction C to Schedule 13D.

RAQ, LLC is a limited liability company formed under the laws of the State of New York, having its business address at 787 Seventh Avenue, 48th Floor, New York, NY 10019. RAQ, LLC is a manager-managed limited liability company and its managing member is Lindsay A. Rosenwald, M.D. RAQ, LLC is the beneficial owner of 2,727,600 shares of Discovery Common Stock representing 40.64% of the Discovery Common Stock. Accordingly, RAQ, LLC may be deemed to be a controlling person of Discovery. The Aries Domestic Fund, L.P. and the Aries Trust A Cayman Island Trust (collectively, the "Aries Funds"), own 337,500 and 787,500 shares, respectively, of Discovery Common Stock. The Aries Funds are managed by a company of which Dr. Rosenwald is President. Dr. Rosenwald disclaims beneficial ownership of such shares owned by the Aries Funds, except to the extent of his pecuniary interest, if any.

                                                       EXHIBIT B TO SCHEDULE 13D

                  PREFERRED STOCK PURCHASE AGREEMENT (this "Agreement") dated as of July 16, 1997, by and between ANSAN PHARMACEUTICALS, INC., a Delaware corporation (the "Company"), and DISCOVERY LABORATORIES, INC., a Delaware corporation (the "Purchaser")

            The Company desires to issue and sell to Purchaser, and Purchaser desires to purchase from the Company, 13,000 shares (the "Shares") of the Series A Convertible Preferred Stock, par value $.001 per share, of the Company (the "Preferred Stock"), upon and subject to the terms and conditions hereinafter set forth.

            Accordingly, in consideration of the premises and the mutual agreements contained herein, Purchaser and the Company hereby agree as follows:

            1. Purchase and Sale of the Shares.

            1.1. Purchase and Sale of the Shares. Subject to the terms and conditions set forth herein, the Company hereby agrees to issue and sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, the Shares at the Closing (as such term is defined in Section 2).

            1.2. Purchase Price. The aggregate purchase price for the Shares shall be $1,300,000 (the "Purchase Price").

            2. Closing. The closing of the purchase and sale of the Shares (the "Closing") will take place at the offices of Roberts Sheridan & Kotel, a professional corporation, 12 East 49th Street, 30th Floor, New York, New York, 10017. The Closing will take place at 10:00 A.M., local time, on July 16, 1997; provided that the Closing may take place at such other time, place or date as may be mutually agreed upon by the Company and Purchaser. The date of the Closing is referred to herein as the "Closing Date." At the Closing, the Company will deliver to Purchaser a certificate for the Shares purchased as set forth in
Section 1, against payment of the Purchase Price by Purchaser by wire transfer or certified check payable to the Company. The Shares shall be registered in Purchaser's name or the name of the nominee(s) of Purchaser in such denominations as Purchaser shall request pursuant to instructions delivered to the Company by the Purchaser.

            3. Conditions to the Obligations of Purchaser at the Closing. The obligation of Purchaser to purchase and pay for the Shares to be purchased by Purchaser at the Closing is subject to the satisfaction on or prior to the Closing Date of the following conditions, which may only be waived by written consent of Purchaser:

            3.1. Opinion of Counsel to the Company. Purchaser shall have received from Heller, Ehrman, White & McAuliffe, counsel for the Company, its opinion dated the Closing Date substantially in the form of Exhibit A hereto.

            3.2. Certificate of Designations. The Certificate of Incorporation of the Company shall have been duly amended by the filing of a Certificate of Designations in the form of Exhibit B hereto.

            3.3. Representations and Warranties. All of the representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the Closing Date, except to the extent of changes caused by the transactions contemplated hereby.

            3.4. Performance of Covenants. All of the covenants and agreements of the Company contained in this Agreement and required to be performed on or prior to the Closing Date shall have been performed in a manner satisfactory in all respects to Purchaser.

            3.5. Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any such transaction to be rescinded.

            3.6. Consents. The Company shall have obtained in writing or made all consents, waivers, approvals, orders, permits, licenses and authorizations of, and registrations, declarations, notices to and filings and applications with, any governmental authority or any other person or entity (including, without limitation, securityholders and creditors of the Company) required to be obtained or made in order to enable the Company to observe and comply with all its obligations under this Agreement and to consummate the transactions contemplated hereby.

            3.7. Closing Documents. The Company shall have delivered to Purchaser the following:

            (a) a certificate executed by the Chief Executive Officer of the Company dated the Closing Date stating that the conditions set forth in Sections
3.3 through 3.6 have been satisfied;

            (b) a certificate of the Secretary or Assistant Secretary of the Company, dated the Closing Date, as to the continued and valid existence of the Company, certifying an attached copy of the Certificate of Incorporation and Bylaws of the Company, the authorization of the execution, delivery and performance of this Agreement, and the resolutions adopted by the Board of Directors of the Company authorizing the actions to be taken by the Company under this Agreement; and

            (c) such other certificates, documents and instruments as Purchaser and its counsel may reasonably request in connection with, and to effect, the transactions contemplated by this Agreement.

            3.8. Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby to be consummated at the Closing and all documents incident thereto shall be satisfactory in form and substance to Purchaser.

            3.9. Closing Financial Statements; Absence of Changes. (a) The Company shall have provided to Purchaser (i) the audited balance sheet of the Company as of December 31, 1996, and the related statement of operations for the 12 months then ended, as well as the related statements of stockholders' equity (deficit) and cash flows for the 12 months then ended (and unaudited statements for the three months ended March 31, 1997), accompanied by the unqualified certification thereon of the Chief Financial Officer of the Company (together with any notes thereto, the "Financial Statements"), and (ii) a "bring-down" certificate of the Chief Executive Officer of the Company and the Chief Financial Officer of the Company with respect to the financial position of the Company as of the Closing Date, and as to results for the period from the date of the Financial Statements to the Closing Date, in form and substance satisfactory to Purchaser and its counsel.

            (b) Except as set forth on the schedules hereto of the Company delivered to Purchaser as of the date hereof, there shall have been no material adverse change in the business, financial condition, operating results, employee or customer relations or prospects of, or otherwise with respect to, the Company from the date of the Financial Statements to the Closing Date.

            4. Conditions to the Obligations of the Company at the Closing. The obligation of the Company to issue and sell the Shares at the Closing is subject to the satisfaction on or prior to the Closing Date of the following conditions, which may be waived only by written consent of the Company:

            4.1. Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall be true and correct at and as of the Closing Date.

            4.2. Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause any such transaction to be rescinded.

            4.3. Performance of Covenants. All of the covenants and agreements of the Purchaser contained in this Agreement and required to be performed on or prior to the Closing Date shall have been performed in a manner satisfactory in all respects to the Company.

            5. Representations and Warranties of the Company. The Company hereby represents, warrants and agrees to and with Purchaser as follows:

            5.1. Incorporation of Merger Agreement Representations and Warranties. The representations and warranties of the Company made in Article III and V of the Agreement and Plan of Reorganization and Merger of even date herewith (the "Merger Agreement") between the Company and Purchaser are hereby incorporated by reference as if set forth fully herein.

            5.2. Charter Documents. The Company has heretofore delivered to Purchaser true, correct and complete copies of the Company's Delaware Certificate of Incorporation and Bylaws as in full force and effect on the date hereof.

            5.3. Capitalization. No stockholder of the Company is entitled to any preemptive rights with respect to the purchase or sale of any securities by the Company. Except as set forth in Schedule 5.3, there are no voting trusts or agreements, stockholders' agreements, pledge agreements, buy-sell, rights of first offer, negotiation or refusal or proxies or similar arrangements relating to any securities of the Company to which the Company is a party, and to the best knowledge of the Company after due investigation there are no such trusts, agreements, rights, proxies or similar arrangements as to which the Company is not a party. Except as set forth on Schedule 5.3 and as contemplated herein, none of the shares of capital stock of the Company is reserved for any purpose, and the Company is neither subject to any obligation (contingent or otherwise), nor has any option to repurchase or otherwise acquire or retire any shares of its capital stock. Schedule 5.3 sets forth (i) the number of shares of Common Stock authorized for issuance under the Company's incentive stock option plans, non-qualified stock option plans and/or the directors stock option plans; (ii) the number of shares of Common Stock as to which such options under such plans have been (A) reserved for issuance and (B) exercised; and (iii) the exercise prices for all such outstanding options under such plans. Except as set forth on
Schedule 5.3, no antidilution adjustment provisions or similar rights with respect to the outstanding securities of the Company will be triggered by the issuance of the securities contemplated hereby. Schedule 5.3 sets forth an accurate description of any instruments having any antidilution adjustment provisions or similar rights and a list of all events that have triggered such provisions or rights, and none of such provisions will be triggered by the issuance of the securities contemplated by this Agreement.

            5.4 Due Authorization, Valid Issuance, Etc. The Shares have been duly authorized and, when issued in accordance with this Agreement on the Closing Date, will be validly issued, fully paid, nonassessable shares of Preferred Stock of the Company, and will be free and clear of all liens. The shares of Common Stock issuable upon the conversion of the Preferred Stock have been duly authorized and reserved, and upon the conversion of the Preferred Stock in accordance with the terms and conditions thereof and this Agreement, will be validly issued, fully paid and nonassessable shares of Common Stock and will be free and clear of all liens. The issuance, sale and delivery of the Shares and the Common Stock issuable upon the conversion of the Preferred Stock will not be subject to any preemptive right of stockholders of the Company or to any right of first refusal or other right in favor of any person.

            5.5. Taxes. There is no tax deficiency which has been, or, to the knowledge of the Company might be, asserted against the Company which would adversely affect the business or operations, or proposed business or operations, of the Company. All tax returns and reports filed by the Company were prepared in accordance with the relevant rules and regulations of each taxing authority having jurisdiction over the Company and are true and correct. The Company has neither given nor been requested to give any waiver of any statute of limitations relating to the payment of federal, state, local or foreign taxes. The Company has not been, nor is it now being, audited by any federal, state, local or foreign tax authorities. The Company has made all required deposits for taxes applicable to the current tax year. The Company is not, and has never been, a member of any "affiliated group" within the meaning of Section 1504 of the Internal Revenue Code, as in effect from time to time.

            5.6. Consulting Agreements. Except as set forth on Schedule 5.6, no stockholder, director, officer or key employee of the Company is a party to or bound by any agreement, contract or commitment, or subject to any restrictions in connection with any previous or current employment of any such person, which adversely affects, or which in the future may adversely affect, the business or the proposed business of the Company or the rights of Purchaser under this Agreement and in respect of its rights as a holder of the Shares.

            5.7. Disclosure. Neither this Agreement nor any of the schedules, exhibits, written statements, documents or certificates prepared or supplied by the Company with respect to the transactions contemplated hereby contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which made. Except as disclosed in Schedule 5.7 hereto, there exists no fact or circumstance which, to the knowledge of the Company after due inquiry, materially adversely affects, or which could reasonably be anticipated to have a material adverse effect on, the existing or expected financial condition, operating results, prospects, assets, customer relations, employee relations or business prospects of the Company.

            5.8. Compliance with the Securities Laws. Except as set forth on
Schedule 5.8 hereto, neither the Company nor anyone acting on its behalf has directly or indirectly offered the Shares or any part thereof or any similar security of the Company (or any other securities convertible or exchangeable for the Shares or any similar security), for sale to, or solicited any offer to buy the same from, anyone other than Purchaser. All securities of the Company heretofore sold and issued by it were sold and issued, and the Shares were offered and will be sold and issued, in compliance with all applicable federal and state securities laws.

            6. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Company as follows:

            6.1. Investment Intent. Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act. The Purchaser is acquiring the Shares for its own account and not with a present view to, or for sale in connection with, any distribution thereof in violation of the registration requirements of the Securities Act. Purchaser acknowledges that the Shares and the shares of Common Stock issuable upon the conversion of the Shares are "Restricted Securities" within the meaning of Rule 144 under the Securities Act and may not be resold without registration or exemption. Purchaser consents to the placing of a legend on the certificates representing the Shares to the effect that the shares of Common Stock constituting the Shares or issuable upon conversion of the Shares have not been registered under the Securities Act and may not be transferred except in accordance with applicable securities laws or an exception therefrom.

            6.2. Authorization. Purchaser has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and, assuming due execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as the enforceability hereof may be limited by (a) bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally and (b) the availability of remedies under general equitable principles. The execution, delivery and performance of this Agreement and the performance and fulfillment of the obligations of Purchaser under this Agreement do not require the authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to or require the consent of any other person under, its organizational documents or any law, statute, rule or regulation to which the Purchaser is subject or by which any of its properties are bound, or any agreement, instrument, order, judgment or decree to which Purchaser is subject or by which its properties are bound.

            6.3. Brokers. No finder, broker, agent, financial person or other intermediary has acted on behalf of Purchaser in connection with the offering of the Shares or the consummation of this Agreement or any of the transactions contemplated hereby.

            7. Covenants of the Company. Unless the provisions hereof expressly require otherwise, until such time as Purchaser and its affiliates beneficially own less than twenty five percent (25%) of the Common Stock issued pursuant to this Agreement (after giving effect to the conversion or exercise of all securities of the Company beneficially owned by Purchaser), the Company covenants and agrees with Purchaser as follows:

            7.1. Books and Accounts. The Company will: (a) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect its transactions, including without limitation, dispositions of its assets; and
(b) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and in accordance with the Company's past practices or any other criteria applicable to such statements, and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

            7.2. Periodic Reports. (a) The Company will furnish to Purchaser as soon as practicable, and in any event within 90 days after the end of each fiscal year of the Company (commencing with the fiscal year ended December 31, 1997), an annual report of the Company, including a balance sheet as at the end of such fiscal year and statement of operations, stockholders' equity (deficit) and cash flows for such fiscal year, together with the related notes thereto, setting forth in each case in comparative form corresponding figures for the preceding fiscal year, all of which will be correct and complete and will present fairly the financial position of the Company and the results of its operations and changes in its financial position as of the time and for the period then ended. Such financial statements shall be accompanied by an unqualified report (other than qualifications contingent upon the Company's ability to obtain additional financing), in form and substance reasonably satisfactory to Purchaser, of independent public accountants reasonably satisfactory to Purchaser to the effect that such financial statements have been prepared in accordance with the books and records of the Company and generally accepted accounting principles applied on a basis consistent with prior years (except as otherwise specified in such report), and present fairly the financial position of the Company and the results of its operations and changes in their financial position as of the time and for the period then ended. The Company will use its best efforts to conduct its business so that such report of the independent public accountants will not contain any qualifications as to the scope of the audit, the continuance of the Company, or with respect to the Company's compliance with generally accepted accounting principles consistently applied, except for changes in methods of accounting in which such accountants concur.

            (b) The Company will furnish to Purchaser, as soon as practicable and in any event within 45 days after the end of each of the first three fiscal quarters of the Company during each fiscal year, a quarterly report of the Company consisting of an unaudited balance sheet as at the end of such quarter and an unaudited statement of operations, stockholders' equity (deficit) and cash flows for such quarter and the portion of the fiscal year then ended, setting forth in each case in comparative form corresponding figures for the preceding fiscal year. All such reports shall be certified by the Chief Financial Officer of the Company to be correct and complete, to present fairly the financial position of the Company and the consolidated results of its operations and changes in its financial position as of the time and for the period then ended and to have been prepared in accordance with generally accepted accounting principles.

            (c) Commencing with the Company's fiscal year commencing January 1, 1998, the Company shall furnish to Purchaser, as soon as practicable and in any event not less than 60 days prior to the end of each fiscal year of the Company, an annual operating budget for the Company for the succeeding fiscal year containing projections of profit and loss, cash flow and ending balance sheets for each month of such fiscal year. Promptly upon preparation thereof, the Company shall furnish to Purchaser any other operating budgets or business plans that the Company may prepare and any revisions or modifications of such previously furnished budgets or business plans. The Company shall furnish to Purchaser within a reasonable period of time following each month a statement describing any material events, transactions or deviations from the Company's business plan (as delivered to the Purchaser) during the preceding month and containing an explanation of the causes and circumstances thereof.

            (d) The annual statements and quarterly statements furnished pursuant to Sections 7.2(a) and (b) shall include a narrative discussion prepared by the Company describing the business operations of the Company during the period covered by such statements.

            7.3. Certificates of Compliance. The Company covenants that promptly after the occurrence of any default hereunder or any default under or breach of any material agreement, or any other material adverse event or circumstance affecting the Company, it will deliver to Purchaser an Officer's Certificate specifying in reasonable detail the nature and period of existence thereof, and what actions the Company has taken and proposes to take with respect thereto.

            7.4. Other Reports and Inspection. (a) The Company will furnish to Purchaser (a) as soon as practicable after issuance, copies of any financial statements or reports prepared by the Company for, or otherwise furnished to, its stockholders or the Securities and Exchange Commission and (b) promptly, such other documents, reports and financial data as Purchaser may reasonably request. In addition the Company will, upon reasonable prior notice, make available to Purchaser or its representatives or designees (a) all assets, properties and business records of the Company for inspection and/or copying and
(b) the directors, officers and employees of the Company for interviews concerning the business, affairs and finances of the Company.

            7.5. Insurance. The Company will at all times maintain valid policies of worker's compensation and such other insurance with respect to its properties and business of the kinds and in amounts not less than is customarily maintained by corporations engaged in the same or similar business and similarly situated, including, without limitation, insurance against fire, loss, damage, theft, public liability and other risks. The activities and operations of the Company shall be conducted in a manner to as to conform in all material respects to all applicable provisions of such policies.

            7.6. Operating Budget; Use of Proceeds; Restriction on Payments. The Company shall conduct its business in accordance with the limitations set forth in the operating budget of the Company (the "Operating Budget"), a copy of which has been delivered to the Purchaser by letter dated July 16, 1997. After the Closing Date the Company will use the proceeds from the sale of the Shares solely for the purposes set forth in the Operating Budget. The Company covenants and agrees that it will not directly or indirectly use any of the proceeds to
(i) repay any indebtedness of the Company, including but not limited to any indebtedness to officers, employees, directors or principal stockholders of the Company, but excluding accounts payable incurred in the ordinary course of business or (ii) redeem, repurchase or otherwise acquire any equity security of the Company.

            7.7. Material Changes. The Company will promptly notify Purchaser of any material adverse change in the business, properties, assets or condition, financial or otherwise, of the Company, or any other material adverse event or circumstance affecting the Company, and of any litigation or governmental proceeding pending or, to the knowledge of the Company, threatened against the Company or against any director or officer of the Company.

            7.8. Transactions with Affiliates. Except for the transactions contemplated by this Agreement and transactions in which the proceeds are assigned to Purchaser at closing to redeem all of the issued and outstanding Series A Preferred Stock, the Company shall not (a) engage in any transaction with, (b) make any loans to, nor (c) enter into any contract, agreement or other arrangement (i) providing for (x) the employment of, (y) the furnishing of services by, or (z) the rental of real or personal property from, or (ii) otherwise requiring payments to, any officer, director or key employee of the Company or any relative of such persons or any other "affiliate" or "associate" of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), without the prior written approval of the Purchaser. Notwithstanding the foregoing, the Company may sell shares of Common Stock or other securities of the Company to Titan Pharmaceuticals, Inc., a Delaware corporation ("Titan"), if the Company offers to sell to the Purchaser the same number of securities as is being sold to Titan, on the same terms and conditions as the sale to Titan.

            7.9. Corporate Existence, Licenses and Permits; Maintenance of Properties; New Businesses. The Company will at all times conduct its business in the ordinary course and cause to be done all things necessary to maintain, preserve and renew its existence and will preserve and keep in force and effect, all licenses, permits and authorizations necessary to the conduct of its and their respective businesses. The Company will also maintain and keep its properties in good repair, working order and condition, and from time to time, to make all needful and proper repairs, renewals and replacements, so that the business carried on in connection therewith may be properly conducted at all times.

            7.10. Other Material Obligations. The Company will comply with (a) all material obligations which it is subject to, or become subject to, pursuant to any contract or agreement, whether oral or written, as such obligations are required to be observed or performed, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company has set aside on their books adequate reserves with respect thereto, and (b) all applicable laws, rules, and regulations of all governmental authorities, the violation of which could have a material adverse effect upon the business of the Company.

            7.11. Merger; Sale of Assets. Except for the Merger, the Company will not become a party to any merger, consolidation or reorganization, or sell, lease, license, sublicense or otherwise dispose of any of its assets without the prior approval of Purchaser.

            7.12. Acquisition. The Company will not acquire any interest in any business from any person, firm or entity (whether by a purchase of assets, purchase of stock, merger or otherwise) without the prior approval of Purchaser, except the acquisition of 1% or less of any class of outstanding securities of a company whose securities are listed on a national securities exchange or which has not fewer than 1,000 stockholders and except as otherwise specifically permitted pursuant to the provisions of this Agreement.

            7.13. Dividends; Distributions; Repurchases of Common Stock; Treasury Stock, Reservation of Shares. The Company shall not declare or pay any dividends on, or make any other distribution with respect to, its capital stock, whether now or hereafter outstanding, or purchase, acquire, redeem or retire any shares of its capital stock, without the consent of Purchaser. The Company shall at all times that the conversion price of the Series A Preferred Stock is subject to reset reserve and keep authorized the number of shares of Common Stock issuable on conversion of the Series A Preferred Stock (as reset).

            7.14. Consents and Waivers. (a) The Company has obtained all consents and waivers needed to enable it to perform all of its obligations under this Agreement and the transactions contemplated hereby.

            (b) The Company has obtained from all holders of options, warrants and other securities of the Company having any right of first refusal, offer, sale, negotiation or similar rights or antidilution or other rights to have the terms (including, without limitation, conversion or exercise prices or rates) of such instruments adjusted by virtue of the purchase and sale of the Shares or the other transactions contemplated by this Agreement, a written waiver in form and substance satisfactory to Purchaser and their counsel; provided that no such consent shall be required solely with respect to the reverse-stock split contemplated by Section 7.25 and provided further that no such waivers shall be required from the existing holders of the Company's Class A and Class B Warrants and underwriter units.

            7.15. Taxes and Liens. The Company will duly pay and discharge when payable, all taxes, assessments and governmental charges imposed upon or against the Company or its properties, or any part thereof or upon the income or profits therefrom, in each case before the same become delinquent and before penalties accrue thereon, as well as all claims for labor, materials or supplies which if unpaid might by law become a lien upon any of its property, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company has set aside on its books adequate reserves with respect thereto.

            7.16. Restrictive Agreement. The Company covenants and agrees that subsequent to the Closing, it will not be a party to any agreement or instrument which by its terms would restrict the Company's performance of its obligations pursuant to this Agreement, the Certificate of Incorporation or the Bylaws.

            7.17. Board of Directors. The Company shall at all times maintain provisions in its Bylaws and/or Certificate of Incorporation indemnifying all directors against liability and absolving all directors from liability to the Company and its stockholders to the maximum extent permitted under the laws of the State of Delaware.

            7.18. No Subsidiaries. The Company will not create or acquire any entity that would be a Subsidiary (as defined in Section 9.10) without the consent of the Purchaser.

            7.19 Publicity. The Company shall not issue any press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby or utilizing the names of Purchaser or their officers, directors, employees, agents or affiliates without obtaining the prior approval of Purchaser, except as may be required by law or the regulations of any securities exchange or the Nasdaq SmallCap Market.

            8. Registration Rights.

            8.1. Registration of Common Stock. At any time after the earlier to occur of December 31, 1997 and the termination of the Merger Agreement, the Purchaser may by written notice to the Company request that the Company file a registration statement (the "Registration

Statement") on Form SB-2 (or, if not available, on Form S-1) under Securities Act, covering the resale of the Shares and the Common Stock issuable upon conversion of the Shares. Such Registration Statement shall be filed no later than 30 days following the date of such request and the Company will maintain the effectiveness of the Registration Statement until the earlier of such time as the distribution contemplated therein is complete or all the shares of Common Stock registered thereunder may be sold without registration under the Securities Act without any limitations on the quantity that may be sold or the manner of sale thereof if held by one holder. Notwithstanding the foregoing, the Company shall not be obligated to cause to become effective more than three registration statements pursuant to this Section 8.

            8.2. Registration Procedures. In connection with the registration of any Registrable Securities under the Securities Act as provided in this Section 8, the Company will use its best efforts, as expeditiously as possible to:

            (a) Prepare and file with the Securities and Exchange Commission the Registration Statement with respect to such Registrable Securities and cause such Registration Statement to become effective;

            (b) Prepare and file with the Securities and Exchange Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until the disposition of all securities in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement shall be completed or all the shares of Common Stock registered thereunder may be sold without registration under the Act without any limitations on the quantity that may be sold or the manner of sale thereof if held by one holder, and to comply with the provisions of the Securities Act (to the extent applicable to the Company) with respect to such dispositions;

            (c) Furnish to each seller of such Registrable Securities such number of copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus), in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request, in order to facilitate the disposition of the Registrable Securities owned by such seller;

            (d) Register or qualify such Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests, and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller;

            (e) Provide a transfer agent and registrar for all such Registrable Securities covered by such Registration Statement not later than the effective date of such Registration Statement;

            (f) Notify each seller of such Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the Purchaser of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

            (g) Cause all such Registrable Securities to be listed for trading on the NASDAQ SmallCap Market;

            (h) Enter into such customary agreements and take all such other actions as reasonably required in order to expedite or facilitate the disposition of such Registrable Securities; and

            (i) Make available for inspection by any seller of Registrable Securities, all financial and other records, pertinent corporation documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller in connection with the Registration Statement.

            8.3 Registration and Selling Expenses. (a) All expenses incurred by the Company in connection with the Company's performance of or compliance with this Section 8, including, without limitation (i) all registration and filing fees (including all expenses incident to filings with the National Association of Securities Dealers, Inc.), (ii) blue sky fees and expenses, (iii) all necessary printing and duplicating expenses and (iv) all fees and disbursements of counsel and accountants for the Company (including the expenses of any audit of financial statements), retained by the Company (all such expenses being herein called "Registration Expenses"), will be paid by the Company except as otherwise expressly provided in this Section 8.3.

            (b) The Company will, in any event, in connection with any registration statement, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal, accounting or other duties in connection therewith and expenses of audits of year-end financial statements), the expense of liability insurance and the expenses and fees for listing the securities to be registered on one or more securities exchanges or automated over-the-counter trading systems on which similar securities issued by the Company are then listed.

            (c) Nothing herein shall be construed to prevent any holder or holders of Registrable Securities from retaining such counsel as they shall choose, the expenses of which shall be borne by such holder.

            8.4. Other Public Sales and Registrations. Other than the S-4 to be filed in conjunction with the merger with Purchaser, the Company agrees that it will not, on its own behalf, file or cause to become effective any other registration of any of its securities under the

Securities Act or otherwise effect a public sale or distribution of its securities (except pursuant to registration on Form S-8 or any successor form relating to a special offering to the employees or security holders of the Company) until at least one year has elapsed after the effective date of the Registration Statement. In addition, the Company agrees that it will use its best efforts to obtain prior to the filing of the Registration Statement an agreement in form and substance reasonably satisfactory to Purchaser and its counsel from each person, if any, that has the right to have the Company file or cause to become effective any other registration of any of its securities under the Securities Act or otherwise effect a public sale or distribution of its securities (except pursuant to registration on Form S-8 or any successor form relating to a special offering to the employees or security holders of the Company and except for the holders of the Company's Class A and Class B Warrants outstanding on the Closing Date), pursuant to which each such person will agree for the benefit of the Company and Purchaser to waive any and all such rights until at least one year has elapsed after the effective date of the Registration Statement.

            8.5. Indemnification. (a) The Company hereby agrees to indemnify, to the extent permitted by law, each selling securityholder of Registrable Securities, its officers and directors, if any, and each person, if any, who controls such holder within the meaning of the Securities Act, against all losses, claims, damages, liabilities and expenses (under the Securities Act or common law or otherwise) caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented if the Company has furnished any amendments or supplements thereto) or any preliminary prospectus, which registration statement, prospectus or preliminary prospectus shall be prepared in connection with the registration contemplated by this Section 8, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information furnished to the Company by such holder in connection with the registration contemplated by this Section 8, provided the Company will not be liable pursuant to this Section 8.5 if such losses, claims, damages, liabilities or expenses have been caused by any selling security holder's failure to deliver a copy of the registration statement or prospectus, or any amendments or supplements thereto, after the Company has furnished such holder with the number of copies required by Section 8.2(c).

            (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information as is reasonably requested by the Company for use in any such registration statement or prospectus and shall severally, but not jointly, indemnify, to the extent permitted by law, the Company, its directors and officers and each person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the registration statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein not misleading, but only to the extent such losses, claims, damages, liabilities or expenses are caused by an untrue statement or alleged untrue statement contained in or by an omission or alleged omission from information so furnished by such holder in connection with the registration contemplated by this Section 8. If the offering pursuant to any such registration is made through underwriters, each such holder agrees to enter into an underwriting agreement in customary form with such underwriters and to indemnify such underwriters, their officers and directors, if any, and each person who controls such underwriters within the meaning of the Securities Act to the same extent as hereinabove provided with respect to indemnification by such holder of the Company. Notwithstanding the foregoing or any other provision of this Agreement, in no event shall a holder of Registrable Securities be liable for any such losses, claims, damages, liabilities or expenses in excess of the net proceeds received by such holder in the offering.

            (c) Promptly after receipt by an indemnified party under Section 8.5
(a) or (b) of notice of the commencement of any action or proceeding, such indemnified party will, if a claim in respect thereof is made against the indemnifying party under such Section, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 8. In case any such action or proceeding is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it wishes, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel approved by such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under such Section for any legal or any other expenses subsequently incurred by such indemnified party in connection with the defense thereof (other than reasonable costs of investigation) unless incurred at the written request of the indemnifying party. Notwithstanding the above, the indemnified party will have the right to employ counsel of its own choice in any such action or proceeding if the indemnified party has reasonably concluded that there may be defenses available to it which are different from or additional to those of the indemnifying party, or counsel to the indemnified party is of the opinion that it would not be desirable for the same counsel to represent both the indemnifying party and the indemnified party because such representation might result in a conflict of interest (in either of which cases the indemnifying party will not have the right to assume the defense of any such action or proceeding on behalf of the indemnified party or parties and such legal and other expenses will be borne by the indemnifying party).

            (d) If the indemnification provided for in Section 8.5(a) or (b) is unavailable under applicable law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the holders of Registrable Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages, or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the holders of Registrable Securities on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company or by the holders of Registrable Securities and the parties, relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 8.5(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

            (e) Promptly after receipt by the Company or any holder of Registrable Securities of notice of the commencement of any action or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (the "contributing party"), notify the contributing party of the commencement thereof; but the omission so to notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution hereunder. In case any such action, suit, or proceeding is brought against any party, and such party notifies a contributing party of the commencement thereof, the contributing party will be entitled to participate therein with the notifying party and any other contributing party similarly notified.

            9. Certain Definitions. For the purposes of this Agreement, the following terms have the respective meanings set forth below:

            9.1. "Affiliate" means any person, corporation, firm or entity which directly or indirectly controls, is controlled by, or is under common control with the indicated person, corporation, firm or entity.

            9.2. "Common Stock" means the Common Stock.

            9.3. "Generally Accepted Accounting Principles" means generally accepted accounting principles consistently applied.

            9.4. "Officer's Certificate" means a certificate executed on behalf of the Company by its President, Chairman of the Board, Chief Executive Officer and/or Chief Financial Officer.

            9.5. "Registrable Securities" means (i) the Common Stock issuable upon conversion of the Shares purchased pursuant to Section 1 or (ii) any other shares of Common Stock now owned or hereafter acquired by Purchaser. For purposes of this Agreement, any shares of Common Stock issued pursuant to
Section 8.6 shall be deemed to be Registrable Securities and shall be included in the Registration Statement contemplated by Section 8.1.

            9.6. "Securities" means the Shares.

            9.7. "Securities Act" means, as of any given time, the Securities Act of 1933, as amended, or any similar federal law then in force.

            9.8. "Securities Exchange Act" means, as of any given time, the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

            9.9. "Securities and Exchange Commission" includes any governmental body or agency succeeding to the functions thereof.

            9.10. "Subsidiary" means any person, corporation, firm or entity at least the majority of the equity securities (or equivalent interest) of which are, at the time as of which any determination is being made, owned of record or beneficially by the Company, directly or indirectly, through any subsidiary or otherwise.

            10. Reimbursement of Expenses

            10.1 Reimbursement of Expenses. The Company agrees to reimburse the Purchaser and its officers, directors, partners, employees, consultants and agents for any expenses (including, without limitation, legal fees and expenses) incurred by any such persons or entities arising out of or in connection with the Company's breach of any representation, warranty, covenant or agreement of the Company contained or any action or proceeding relating to this Agreement and the transactions contemplated hereby.

            11. Miscellaneous.

            11.1. Survival of Representations, Warranties and Covenants. Except as otherwise provided for in this Agreement all representations, warranties, covenants and agreements contained in this Agreement, or in any document, exhibit, schedule or certificate by any party delivered in connection herewith shall survive the execution and delivery of this Agreement and the Closing Date and the consummation of the transactions contemplated hereby, regardless of any investigation made by Purchaser or on their behalf; provided that with respect to Section 5.11, such survival shall be the expiration of all applicable statutes of limitations.

            11.2. Expenses. The Company shall pay all its own expenses in connection with this Agreement and the transactions contemplated herein. The Company agrees to pay promptly and save the Purchaser harmless against liability for the payment of all expenses incurred by the Company and the Purchaser in connection with all costs and expenses under Section 8, including without limitation, the costs of preparing, printing and filing with the Securities and Exchange Commission the Registration Statement and amendments, post-effective amendments, and supplements thereto, preparing, printing and delivering exhibits thereto and copies of the preliminary, final and supplemental prospectuses. Except as aforesaid, the Purchaser shall pay its own expenses in connection with the preparation and consummation of this Agreement and the other transactions contemplated hereby.

            11.3. Amendments and Waivers. This Agreement and all exhibits and schedules hereto set forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. This Agreement may be amended only by mutual written agreement of all the parties hereto, and the Company may take any action herein prohibited or omit to take any action herein required to be performed by it, and any breach of any covenant, agreement, warranty or representation may be waived, only if the Company has obtained the written consent or waiver of the Purchaser. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

            11.4. Successors and Assigns. This Agreement may not be assigned by the Company except with the prior written consent of Purchaser. This Agreement shall be binding upon and inure to the benefit of the Company the Purchaser and their respective permitted successors and assigns.

            11.5. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given personally or when mailed by certified or registered mail, return receipt requested and postage prepaid, and addressed to the addresses of the respective parties set forth below or to such changed addresses as such parties may have fixed by notice; provided, however, that any notice of change of address shall be effective only upon receipt:


                  If to the Company:
                  Ansan Pharmaceuticals, Inc.
                  400 Oyster Point Boulevard, Suite 435
                  South San Francisco, CA 94080
                  Attention: Mr. Vaughan Shalson

                  With a copy to:
                  Heller Ehrman White & McAuliffe
                  52 University Avenue
                  Palo Alto, CA 94301-1900
                  Attention:  August Moretti, Esq.

                  If to the Purchaser:
                  Discovery Laboratories, Inc.
                  509 Madison Avenue, 14th Floor
                  New York, N.Y. 10022
                  Attention:  Steve H. Kanzer, CPA, Esq.

                  With a copy to:
                  Roberts, Sheridan & Kotel,
                  A Professional Corporation
                  Tower Forty-Nine
                  12 East 49th Street, 30th Floor
                  New York, N.Y. 10017
                  Attention: Kenneth G. Alberstadt, Esq.

            11.6. Governing Law. The validity, performance, construction and effect of this Agreement shall be governed by the internal laws of the State of Delaware without giving effect to such State's principles of conflict of laws.

            11.7. Counterparts. This Agreement may be executed in any number of counterparts and, notwithstanding that any of the parties did not execute the same counterpart, each of such counterparts shall, for all purposes, be deemed an original, and all such counterparts shall constitute one and the same instrument binding on all of the parties thereto.

            11.8. Headings. The headings of the Sections hereof are inserted as a matter of convenience and for reference only and in no way define, limit or describe the scope of this Agreement or the meaning of any provision hereof.

            11.9. Severability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless the provision held invalid shall substantially impair the benefit of the remaining portion of this Agreement.

            11.10. Freedom of Action. (a) The Purchaser and its affiliates shall not have any obligation to the Company not to (i) engage in the same or similar activities or lines of business as the Company or develop or market any products, services or technologies that does or may in the future compete, directly or indirectly, with those of the Company, (ii) invest or own any interest publicly or privately in, or develop a business relationship with, any corporation, partnership or other person or entity engaged in the same or similar activities or lines or business as, or otherwise in competition with, the Company or (iii) do business with any client, collaborator, licensor, consultant, vendor or customer of the Company. The Purchaser and its officers, directors, employees or former employees and affiliates shall not have any obligation, or be liable, to the Company solely on account of the conduct described in the preceding sentence. In the event that of the Purchaser or any of its officers, directors, employees former employees or affiliates acquires knowledge of a potential transaction, agreement, arrangement or other matter which may be a corporate opportunity for both the Purchaser and the Company, neither the Purchaser nor its officers, directors, employees, former employees or affiliates shall have any duty to communicate or offer such corporate opportunity to the Company and neither the Purchaser nor its officers, directors, employees, former employees or affiliates shall be liable to the Company for breach of any fiduciary duty, as a stockholder or otherwise, solely by reason of the fact that the Purchaser or any of its officers, directors, employees former employees or affiliates pursue or acquire such corporate opportunity for the Purchaser, direct such corporate opportunity to another person or entity or communicate or fail to communicate such corporate opportunity or entity to the Company. As used in this Section, the Purchaser shall mean the Purchaser and its affiliates (excluding the Company as an affiliate of the Purchaser).

            (b) The provisions of this Section 11.10 shall be enforceable to the fullest extent permitted by law.

            11.11. Consent to Jurisdiction. The parties hereto irrevocably consent to the jurisdiction of the courts of the State of New York and any federal court located in such State in connection with any action or proceeding arising out of or relating to this Agreement, any document or instrument delivered pursuant to, in connection with or simultaneously with this Agreement, or a breach of this Agreement or any such document or instrument. In any such action or proceeding, each party hereto waives personal service of any summons, complaint or other process.


            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                        DISCOVERY LABORATORIES, INC.


                                        By:
                                           ---------------------------------
                                           Name:
                                           Title:


                                        ANSAN PHARMACEUTICALS, INC.


                                        By:
                                           ---------------------------------
                                           Name:
                                           Title:

                                                                       EXHIBIT A

                                 July 16, 1997


                                                                      23029-0001


Discovery Laboratories, Inc.
509 Madison Avenue, 14th Floor
New York, New York 10022

     We have acted as counsel to Ansan Pharmaceuticals, Inc., a Delaware corporation (the "Company"), in connection with the Series A Preferred Stock Purchase Agreement (the "Agreement"), dated as of July 16, 1997, between the Company and Discovery Laboratories, Inc. (the "Purchaser"). This opinion is rendered to you pursuant to Section 3.1 of the Agreement. Capitalized terms used without definition in this opinion have the meanings given to them in the Agreement or, if not defined in the Agreement, as defined in the Restated Certificate of Incorporation of the Company.

                                       I.

     In connection with this opinion, we have assumed the authenticity of all records, documents, and instruments submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all signatures, the legal capacity of natural persons and the conformity to the originals of all records, documents, and instruments submitted to us as copies. We have also assumed that there are no facts or circumstances relating to you that might prevent you from enforcing any of the rights to which our opinion relates (for example, lack of due incorporation or certain regulatory prohibitions). We have based our opinion upon our review of the following records, documents and instruments:

(a) The Restated Certificate of Incorporation of the Company certified by the Delaware Secretary of State as of July 10, 1997 and the Certificate of Designations of the Series A Convertible Preferred Stock of the Company certified by the Delaware Secretary of State as of July 16, 1997, each certified to us by an officer of the Company as being complete and in full force and effect as of the date of this opinion;

(b) The Bylaws of the Company certified to us by an officer of the Company as being complete and in full force and effect as of the date of this opinion;

Discovery Laboratories, Inc.
July ___, 1997
Page 2





<TO COME???>

Discovery Laboratories, Inc.
July ___, 1997
Page 3


law is the same as California law with respect to the Agreement. In addition, we have, with your consent, (i) based our opinion expressed in paragraph 7 of
Section III below that shares of the Company's capital stock are fully paid and nonassessable solely upon the statement in the Officer's Certificate that the Company has received the consideration recited in the applicable agreements and resolutions of the Company's Board of Directors, (ii) based our opinion expressed in paragraph 7 of Section III below regarding the capitalization of the Company solely upon our review of the records identified as items (c) and
(i) above, and (iii) relied upon the Officers' Certificate with respect to factual matters relevant to this opinion.

     In connection with our opinion relating to the agreements and instruments identified in the Officers' Certificate, we have not reviewed, and express no opinion on, (i) financial covenants or similar provisions requiring financial calculations or determinations to ascertain compliance, (ii) provisions relating to the occurrence of a "material adverse event" or words of similar import, or
(iii) parol evidence bearing on interpretation or construction. Moreover, to the extent that the agreements and instruments identified in item (h) above is governed by the laws of any jurisdiction other than the laws of the State of California, our opinion relating to those agreements and instruments is based solely upon the plain meaning of their language without regard to interpretation or construction that might be indicated by the laws governing those agreements or instruments.

     Where our opinion relates to our "knowledge", such knowledge is based upon our examination of the records, documents, instruments, and certificates enumerated or described above and the actual knowledge of attorneys in this firm who are currently involved in substantive legal representation of the Company. With your consent, we have not examined any records of any court, administrative tribunal or other similar entity in connection with our opinion expressed in paragraph 10 below.

                                      II.

     We express no opinion as to any anti-fraud provisions of applicable federal or state securities laws, any tax, anti-trust, land use, export, safety, environmental or hazardous materials laws, rules or regulations or the applicable choice of law rules that may affect the interpretation or enforcement of the Agreement.

     This opinion is limited to the federal laws of the United States of America, the laws of the State of California and the Delaware General Corporation Law regarding corporate formation and formalities. We disclaim any opinion as to the laws of any other

Discovery Laboratories, Inc.
July ___, 1997
Page 4

jurisdiction and we further disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any regional or local governmental body.

                                      III.

     Based upon the foregoing and our examination of such questions of law as we have deemed necessary or appropriate for the purpose of this opinion, and subject to the limitations and qualifications expressed below, it is our opinion that:

          1. The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware. The Company is qualified to do business as a foreign corporation in good standing in the State of California, which is the only state or jurisdiction of the United States where the conduct of its business requires it to be so qualified.

          2. The Company has all requisite corporate power and corporate authority to enter into and perform the Agreement, to own its properties, and to carry on its business as, to our knowledge, it is now conducted and proposed to be conducted as contemplated by the Agreement.

          3. The execution, delivery and performance by the Company of the Agreement have been duly authorized by all necessary corporate action on the part of the Company, and the Agreement has been duly executed and delivered on behalf of the Company.

          4. The Agreement is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforcement, (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium, and other laws of general applicability relating to or affecting creditors' rights,
               (ii) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law, and (iii) to limitations imposed by applicable law or public policy on the enforceability of the indemnification provisions of the Agreement.

          5. No governmental consents, approvals, authorizations, registrations, declarations, or filings are required for the execution and delivery of the Agreement on behalf of the Company and performance of the Agreement by the Company, including the issuance of the Shares,

Discovery Laboratories, Inc.
July ___, 1997
Page 5

               except the filing of the Certificate of Designation of Series A Convertible Preferred Stock with the Office of the Secretary of State of the State of Delaware, which filing is effective and the Certificate of Incorporation of the Company has been amended thereby.

          6. Neither the execution and delivery of the Agreement on behalf of the Company nor the performance of the Agreement by the Company, including the issuance of the Shares (i) conflicts with any provision of the Restated Certificate of Incorporation or Bylaws of the Company, (ii) violates any law applicable to the Company, or (iii) results in a breach or violation of, or constitutes a default under, any term of any agreements, instruments, judgments, or decrees identified in the Officers' Certificate.

          7. The authorized capital stock of the Company is 5,000,000 shares of Preferred Stock, none of which are issued and outstanding, and 20,000,000 shares of Common Stock, of which 2,851,954 are issued and outstanding. All such issued and outstanding shares have been duly authorized and validly issued, and are fully paid and non-assessable. The Company has outstanding stock options to purchase 355,377 shares of Company Common Stock, Class A Warrants to purchase 2,207,500 shares of Company Common Stock, Class B Warrants to purchase 3,702,500 shares of Company Common Stock and underwriter options to purchase 520,000 shares of Company Common Stock. To our knowledge, except as disclosed in the Agreement, and except as set forth in the Restated Certificate of Incorporation, there are no other options, warrants, conversion privileges, preemptive rights, or other rights outstanding granted by the Company to purchase or otherwise acquire any authorized but unissued shares of capital stock or other securities of the Company.

          8. The Shares, when issued at the Closing in compliance with the Agreement, will be duly authorized, validly issued, fully paid, and non-assessable and free of preemptive rights set forth in the Restated Certificate of Incorporation, Bylaws, or of which we have knowledge; provided, however, that the Shares may be subject to restrictions on transfer under state and federal securities laws. Upon delivery by the Company to you of the Shares being sold by the Company and payment therefor as provided in the Agreement, you will own such Shares free and clear of any adverse claims, assuming

Discovery Laboratories, Inc.
July ___, 1997
Page 6

               that you are a bona fide purchaser within the meaning of Section 8302 of Article 8 of the California Uniform Commercial Code. The Common Stock issuable upon conversion of the Shares has been duly and validly reserved as of the date hereof, assuming the Conversion Rate in effect as of the date hereof, and when issued in compliance with the provisions of the Restated Certificate of Incorporation of the Company, will be validly issued, fully paid, and nonassessable and free of preemptive rights set forth in the Restated Certificate of Incorporation; Bylaws as of which we have knowledge; provided, however, that the Common Stock issuable upon conversion of the Shares may be subject to restrictions on transfer under state and federal securities laws as set forth in the Agreement. Upon delivery by the Company to you of certificates for the Common Stock being issued by the Company and your tender of the certificate for the Shares being converted as provided in the Restated Certificate of Incorporation of the Company, you will own such shares free and clear of any adverse claims, assuming that you are a bona fide purchaser within the meaning of Section 8302 of Article 8 of the California Uniform Commercial Code.

          9. Subject to the accuracy of your representations in Sections 6.1 and 6.2 of the Agreement and the statement in the Officers' Certificate that the Company has not offered or sold the Shares by means of advertising or public solicitation, the offer, sale, and issuance of the Shares in conformity with the terms of the Agreement and the issuance of the shares of Common Stock issuable on conversion of the Shares constitute transactions exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, and from the qualification requirements of the California Corporate Securities Law of 1968, as mended.

          10. To our knowledge, there are no pending or threatened actions, suits, proceedings, or governmental investigations against the Company.

                                      IV.

     Although the parties to the Agreement have agreed that the Agreement will be governed by the laws of the State of Delaware, we further advise you that, should a court determine to apply California law to the Agreement:

Discovery Laboratories, Inc.
July ___. 1997
Page 7

          1. The enforceability of the Agreement is subject to the effect of general principles of equity. These principles include, without limitation, concepts of commercial reasonableness, materiality and good faith and fair dealing. As applied to the Agreement, these principles will require you to act reasonably, in good faith and in a manner that is not arbitrary or capricious in the administration and enforcement of the Agreement and will preclude you from invoking penalties for defaults that bear no reasonable relation to the damage suffered or that would otherwise work a forfeiture. In addition, the enforceability of the Agreement is subject to the effect of Section 1670.5 of the California Civil Code, which provides that a court may refuse to enforce, or may limit the enforcement of, a contract or clause of a contract that the court finds as a matter of law to h ave been unconscionable at the time it was made.

          2.   The   effectiveness  of  indemnities,   rights  of  contribution,
               exculpatory provisions and waivers of the benefits of statutory provisions may be limited on public policy grounds.

          3. Section 1717 of the California Civil Code provides that, in any action on a contract where the contract specifically provides that attorneys' fees and costs incurred to enforce that contract shall be awarded either to one of the parties or to the prevailing party, then the party who is determined to be the party prevailing in the action, whether that party is the party specified in the contract or not, shall be entitled to reasonable attorneys' fees in addition to other costs.

          4. Any provisions of the Agreement requiring that waivers must be in writing may not be binding or enforceable if a non-executory oral agreement has been created modifying any such provision or an implied agreement by trade practice or course of conduct has given rise to a waiver.

     This opinion is rendered to you in connection with the Agreement and is solely for your benefit. This opinion may not be relied upon by you for any other purpose, or relied upon by any other person, firm, corporation, or other entity for any purpose, without our prior written consent. We disclaim any obligation to advise you of any developments in areas covered by this opinion that occur after the date of this opinion.

                                       Very truly yours,

                                                                       Exhibit B

                                     FORM OF

                           CERTIFICATE OF DESIGNATIONS

                                       of

                      SERIES A CONVERTIBLE PREFERRED STOCK

                                       of

                           ANSAN PHARMACEUTICALS, INC.

                         Pursuant to Section 151 of the
               General Corporation Law of the State of Delaware

            ANSAN PHARMACEUTICALS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify that, pursuant to the authority conferred on the Board of Directors of the Corporation by the Certificate of Incorporation, as amended to date (the "Certificate of Incorporation"), of the Corporation and in accordance with
Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation adopted the following resolution establishing a series of 13,000 shares of Preferred Stock of the Corporation designated as "Series A Convertible Preferred Stock":

            RESOLVED, that pursuant to the authority conferred on the Board of Directors of this Corporation by the Certificate of Incorporation, a series of Preferred Stock, par value $.001 per share, of the Corporation is hereby established and created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

                      Series A Convertible Preferred Stock

            1. Designation and Amount. There shall be a series of Preferred Stock designated as "Series A Convertible Preferred Stock" and the number of shares constituting such series shall be 13,000. Such series is referred to herein as the "Series A Preferred Stock".

            2. Dividends and Distributions. (a) The holders of shares of Series A Preferred Stock shall be entitled to receive, as, when and if declared by the Board of Directors of the Corporation, out of assets legally available for that purpose, dividends or distributions in cash, stock or otherwise.

                  (b) The Corporation shall not declare any dividend or distribution on any Junior Stock (as defined below) unless and until a special dividend or distribution equal to $10.00 per share, has been declared and paid on the Series A Preferred Stock. Except as aforesaid, the Corporation shall not declare any dividend or distribution on any Junior Stock, unless the Corporation shall, concurrently with the declaration of such dividend or distribution on the Junior Stock, declare a like dividend or distribution, as the case may be, on the Series A Preferred Stock in an amount per share equal to (x) the amount of the dividend or distribution per share of Common Stock multiplied by (y) the effective Conversion Rate (as defined below) at the time of such dividend or distribution.

                  (c) Any dividend or distribution payable to the holders of the Series A Preferred Stock pursuant to this Section 2 shall be paid to such holders at the same time as the dividend or distribution on the Junior Stock by which it is measured is paid (if any).

                  (d) All dividends or distributions declared upon the Series A Preferred Stock shall be declared pro rata per share.

                  (e) Any reference to "distribution" contained in this Section 2 shall not be deemed to include any distribution made in connection with or in lieu of any Liquidation Event (as defined below).

                  (f) "Junior Stock" shall mean the Common Stock and any shares of preferred stock of any series or class of the Corporation, whether presently outstanding or hereafter issued, which are junior to the shares of Series A Preferred Stock with respect to (i) the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) dividends and/or (iii) voting.

            3. Liquidation Preference. In the event of a (i) liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary,
(ii) a sale or other disposition of all or substantially all of the assets of the Corporation or (iii) any consolidation, merger other than the proposed merger (the "Discovery Merger") with Discovery Laboratories, Inc. a Delaware corporation ("Discovery"), combination, reorganization or other transaction in which the Corporation is not the surviving entity or the shares of Common Stock constituting in excess of 50% of the voting power of the Corporation are exchanged for or changed into stock or securities of another entity) cash and/or any other property (a "Merger Transaction") (subparagraphs (i), (ii) and (iii) being collectively referred to as a "Liquidation Event"), after payment or provision for payment of debts and other liabilities of the Corporation, the holders of the Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, whether such assets are capital, surplus, or earnings, before any payment or declaration and setting apart for payment of any amount shall be made in respect of any Junior Stock, an amount equal to $100.00 per share plus an amount equal to all declared and unpaid dividends thereon. If upon any Liquidation Event, whether voluntary or involuntary, the assets to be distributed to the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such shareholders of the full preferential amounts aforesaid, then all of the assets of the Corporation to be distributed shall be so distributed ratably to the holders of the Series A Preferred

Stock on the basis of the number of shares of Series A Preferred Stock held. A consolidation or merger of the Corporation with or into another corporation, other than in a transaction described in subparagraph 3(a) above, shall not be considered a liquidation, dissolution or winding up of the Corporation or a sale or other disposition of all or substantially all of the assets of the Corporation and accordingly the Corporation shall make appropriate provision to ensure that the terms of this Certificate of Designations survive any such transaction. All shares of Series A Preferred Stock shall rank as to payment upon the occurrence of any Liquidation Event senior to the Common Stock as provided herein and senior to all other series of the Corporation's preferred stock.

            4. Conversion.

            (a) Right of Conversion. The shares of Series A Preferred Stock shall be convertible, in whole or in part, at the option of the holder thereof and upon notice to the Corporation as set forth in Section 4(b) below, into fully paid and nonassessable shares of Common Stock and such other securities and property as hereinafter provided. The initial conversion price per share of Common Stock is the average closing bid price over the thirty trading days immediately preceding the date of issuance of the Series A Preferred Stock (the "Conversion Price") and shall be subject to adjustment as provided herein. The rate at which each share of Series A Preferred Stock is convertible at any time into Common Stock (the "Conversion Rate") shall be determined by dividing the then existing Conversion Price into $100.00. The shares of Series A Preferred Stock shall be convertible at any time except that the shares of Series A Preferred Stock shall not be convertible during the Redemption Period (as defined in Section 5, below).

            The Conversion Price shall be automatically reset (the "Reset") upon the occurrence of a Reset Event, without any action of the Corporation or any other person or entity, to that price necessary for the Series A Preferred Stock have 51% of the Corporation's voting rights and to be convertible into 51% of the Corporation's issued and outstanding shares of Common Stock on a fully diluted basis (excluding for this purpose the Corporation's Class A and Class B Warrants and the underwriter units issued to D.H. Blair Investment Banking Corp. in connection with the Company's initial public offering (the "Underwriter Units")). The date on which a Reset Event occurs is referred to herein as the "Reset Date".

            The term "Reset Event" shall mean any one of the following:

            (i) The Common Stock ceases to be quoted on the Nasdaq SmallCap Market;

            (ii) Failure of the Corporation to attain, prior to September 1, 1997, a successful conclusion of the NASD delisting procedure pending against the Corporation as of July 11, 1997 or;

            (iii) the Discovery Merger is not consummated on or prior to December 31, 1997 for any reason other than:

                  (A) the failure of the Discovery shareholders to approve the Discovery Merger;

                  (B) actual fraud by Discovery in connection with any representation, warranty or covenant made by Discovery in the Merger Agreement between the Corporation and Discovery (the "Merger Agreement"); or

                  (C) the Merger Agreement is terminated by the Corporation solely due to a Discovery Breach.

            The term "Discovery Breach" shall mean any of the following:

            (i) Failure by Discovery to provide documents relating to Discovery reasonably necessary to enable the Corporation to file all SEC filings required to be filed in connection with the Discovery Merger;

            (ii) The current assets of Discovery less (i) the current liabilities of Discovery and (ii) any long-term liabilities of Discovery owed to affiliates of Discovery shall at any time prior to December 31, 1997 be less than $5 Million;

            (iii) A material breach by Discovery of a representation and warranty contained in Section 3.2.2, 3.3, 3.5, 3.9, 3.10, 4.3 or 4.4 of the Merger Agreement; or

            (iv) the loss of tax-free reorganization status of the Discovery Merger solely due to the action or omission of Discovery (other than acts or omissions directed or consented to by the Corporation).

            A certificate executed by the Chief Executive Officer of the Corporation stating that the Conversion Rate has been adjusted pursuant to this paragraph and setting forth the Conversion Rate following the Reset Event shall be sent by the Corporation to Discovery by facsimile within two days after the occurrence of the Reset Event (followed by notice sent the same day via federal express).

            (b) Conversion Procedures. Any holder of shares of Series A Preferred Stock desiring to convert such shares into Common Stock shall surrender the certificate or certificates evidencing such shares of Series A Preferred Stock at the office of the transfer agent for the Series A Preferred Stock, which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such shares of Series A Preferred Stock and specifying the name or names (with address) in which a certificate or certificates evidencing shares of Common Stock are to be issued. The Corporation need not deem a notice of conversion to be received unless the holder complies with all the provisions hereof. The Corporation will instruct the transfer agent (which may be the Corporation) to make a notation of the date that a notice of conversion is received, which date shall be deemed to be the date of receipt for purposes hereof.

            The Corporation shall, as soon as practicable after such deposit of certificates evidencing shares of Series A Preferred Stock accompanied by the written notice and compliance with any other conditions herein contained, deliver at such office of such transfer agent to the person for whose account such shares of Series A Preferred Stock were so surrendered, or to the nominee or nominees of such person, certificates evidencing the number of full shares of Common Stock to which such person shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share as hereinafter provided. Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the Common Stock deliverable upon conversion of such Series A Preferred Stock shall be treated for all purposes as the record holder or holders of such Common Stock on such date.

            The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred Stock.

            (c) Adjustment of Conversion Rate and Conversion Price.

            (i) Except as otherwise provided herein, in the event the Corporation shall, at any time or from time to time after the date hereof, (1) sell or issue any shares of Common Stock for a consideration per share less than either (i) the Conversion Price in effect on the date of such sale or issuance or (ii) the Market Price of the Common Stock as of the date of the sale or issuance, (2) issue any shares of Common Stock as a stock dividend to the holders of Common Stock, or (3) subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares (any such sale, issuance, subdivision or combination being herein called a "Change of Shares"), then, and thereafter upon each further Change of Shares, the Conversion Price in effect immediately prior to such Change of Shares shall be changed to a price (rounded to the nearest cent) determined by multiplying the Conversion Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the sale or issuance of such additional shares or such subdivision or combination and the number of shares of Common Stock which the aggregate consideration received (determined as provided in subsection 4(c)(iv)(F) below) for the issuance of such additional shares would purchase at the greater of (i) the Conversion Price in effect on the date of such issuance or (ii) the Market Price as of such date, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the sale or issuance of such additional shares or such subdivision or combination. Such adjustment shall be made successively whenever such an issuance is made.

            (ii) In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock, or in case of any consolidation or merger of the Corporation with or into another corporation (other than a merger with Discovery and other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock other than the number thereof), or in case of any sale or conveyance to another corporation of the property of the Corporation as, or substantially as, an entirety (other than a merger with Discovery and other than a sale/leaseback, mortgage or other financing transaction), the Corporation shall cause effective provision to be made so that each holder of a share of Series A Preferred Stock shall be entitled to receive, upon conversion of such share of Series A Preferred Stock, the kind and number of shares of stock or other securities or property (including cash) receivable upon such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock was convertible immediately prior to such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 4(c). The Corporation shall not effect any such consolidation, merger or sale unless prior to or simultaneously with the consummation thereof the successor (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing assets or other appropriate corporation or entity shall assume, by written instrument executed and delivered to the transfer agent for the Series A Preferred Stock (the "Transfer Agent"), the obligation to deliver to the holder of each share of Series A Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holders may be entitled to purchase and the other obligations under this Agreement. The foregoing provisions shall similarly apply to successive reclassifications, capital reorganizations and other changes of outstanding shares of Common Stock and to successive consolidations, mergers, sales or conveyances.

            (iii) After each adjustment of the Conversion Price pursuant to this
Section 4(c), the Corporation will promptly prepare a certificate signed by the Chairman or President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Corporation setting forth: (i) the Conversion Price as so adjusted, (ii) the Conversion Rate corresponding to such Conversion and (iii) a brief statement of the facts accounting for such adjustment. The Corporation will promptly file such certificate with the Transfer Agent and cause a brief summary thereof to be sent by ordinary first class mail to each registered holder of Series A Preferred Stock at his last address as it shall appear on the registry books of the Transfer Agent. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity of such adjustment. The affidavit of an officer of the Transfer Agent or the Secretary or an Assistant Secretary of the Corporation that such notice has been mailed shall, in the absence of fraud, be prima facie evidence of the facts stated therein. The Transfer Agent may rely on the information in the certificate as true and correct and has no duty or obligation to independently verify the amounts or calculations set forth therein.

            (iv) For purposes of Section 4(c)(i) hereof, the following provisions (A) to (F) shall also be applicable:

                  (A) The number of shares of Common Stock deemed outstanding at any given time shall include all shares of capital stock convertible into or exchangeable for Common Stock and all shares of Common Stock issuable upon the exercise of any convertible debt, warrants outstanding on the date hereof and options outstanding on the date hereof (other than the shares of Class A and Class B Warrants and the Underwriter Units outstanding as of July 1, 1997).

                  (B) No adjustment of the Conversion Price shall be made unless such adjustment would require an increase or decrease of at least $.01 in such price; provided that any adjustments which by reason of this clause (B) are not required to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment(s) so carried forward, shall require an increase or decrease of at least $.01 in the Conversion Price then in effect hereunder.

                  (C) In case of (1) the sale by the Corporation (including as a component of a unit) of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or any securities convertible into or exchangeable for Common Stock (such securities convertible, exercisable or exchangeable into Common Stock being herein called "Convertible Securities"), or (2) the issuance by the Corporation, without the receipt by the Corporation of any consideration therefor, of any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, whether or not such rights, warrants or options, or the right to convert or exchange such Convertible Securities, are immediately exercisable, and the consideration per share for which Common Stock is issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (determined by dividing
            (x) the minimum aggregate consideration, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, payable to the Corporation upon the exercise of such rights, warrants or options, plus the consideration received by the Corporation for the issuance or sale of such rights, warrants or options, plus, in the case of such Convertible Securities, the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities issuable upon the exercise of such rights, warrants or options) is less than either the Conversion Price or the Market Price of the Common Stock as of the date of the issuance or sale of such rights, warrants or options, then such total maximum number of shares of Common Stock issuable upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities (as of the date of the issuance or sale of such rights, warrants or options) shall be deemed to be "Common Stock" for purposes of Section 4(c)(i) hereof and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Section 4(c)(i).

                  (D) In case of the sale by the Corporation of any Convertible
            Securities, whether or not the right of conversion or exchange thereunder is immediately exercisable, and the price per share for which Common Stock is issuable upon the conversion or exchange of such Convertible Securities (determined by dividing (x) the total amount of consideration received by the Corporation for the sale of such Convertible Securities, plus the minimum aggregate amount, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of additional consideration, if any, other than such Convertible Securities, payable upon the conversion or exchange thereof, by (y) the total maximum number, as set forth in the instrument relating thereto without regard to any antidilution or similar provisions contained therein for a subsequent adjustment of such amount, of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities) is less than either the Conversion Price or the Market Price of the Common Stock as of the date of the sale of such Convertible Securities, then such total maximum number of shares of Common Stock issuable upon the conversion or exchange of such Convertible Securities (as of the date of the sale of such Convertible Securities) shall be deemed to be "Common Stock" for purposes of Section 4(c)(i) hereof and shall be deemed to have been sold for an amount equal to such consideration per share and shall cause an adjustment to be made in accordance with Section 4(c)(i).

                  (E) In case the Corporation shall modify the rights of
            conversion, exchange or exercise of any of the securities referred to in (C) and (D) above or any other securities of the Corporation convertible, exchangeable or exercisable for shares of Common Stock, for any reason other than an event that would require adjustment to prevent dilution, so that the consideration per share received by the Corporation after such modification is less than either the Conversion Price or the Market Price as of the date prior to such modification, then such securities, to the extent not theretofore exercised, converted or exchanged, shall be deemed to have expired or terminated immediately prior to the date of such modification and the Corporation shall be deemed for purposes of calculating any adjustments pursuant to this Section 4(c) to have issued such new securities upon such new terms on the date of modification. Such adjustment shall become effective as of the date upon which such modification shall take effect. On the expiration or cancellation of any such right, warrant or option or the termination or cancellation of any such right to convert or exchange any such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be readjusted to such Conversion Price as would have obtained (a) had the adjustments made upon the issuance or sale of such rights, warrants, options or Convertible Securities been made upon the basis of the issuance of only the number of shares of Common Stock theretofore actually delivered (and the total consideration received therefor) upon the exercise of such rights, warrants or options or upon the conversion or exchange of such Convertible Securities and (b) had adjustments been made on the basis of the Purchase Price as adjusted under clause (a) for all transactions (which would have affected such adjusted Purchase Price) made after the issuance or sale of such rights, warrants, options or Convertible Securities.

                  (F) In case of the sale of any shares of Common Stock, any
            Convertible Securities, any rights or warrants to subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, the consideration received by the Corporation therefor shall be deemed to be the gross sales price therefor without deducting therefrom any expense paid or incurred by the Corporation or any underwriting discounts or commissions or concessions paid or allowed by the

            Corporation in connection therewith. In the event that any securities shall be issued in connection with any other securities of the Corporation, together comprising one integral transaction in which no specific consideration is allocated among the securities, then each of such securities shall be deemed to have been issued for such consideration as the Board of Directors of the Corporation determines in good faith; provided, however that if holders of in excess of 10% of the then outstanding Series A Preferred Stock disagree with such determination, the Corporation shall retain an independent investment banking firm for the purpose of obtaining an appraisal.

            (vi) Notwithstanding any other provision hereof, no adjustment to the Conversion Price will be made:

                  (A) upon the exercise of any of the options presently
            outstanding under the Corporation's Restated 1993 Stock Option Plan or the 1995 Stock Option Plan; or

                  (B) upon the issuance or sale of Common Stock or Convertible
            Securities pursuant to the exercise of any rights, options or warrants to receive, subscribe for or purchase, or any options for the purchase of, Common Stock or Convertible Securities, provided that such rights, warrants or options were outstanding on the date of the original sale of the Series A Preferred Stock; or

                  (C) upon the issuance or sale of Common Stock or upon
            conversion or exchange of any Convertible Securities, provided that any adjustments required to be made upon the issuance or sale of such Convertible Securities or any modification of the terms thereof were so made, and provided that such Convertible Securities were outstanding on the date of the original sale of the Series A Preferred Stock.

            (d) No Fractional Shares. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. If more than one certificate evidencing shares of Series A Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered. Instead of any fractional share of Common Stock which would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the Market Price as of the close of business on the day of conversion.

            (e) Reservation of Shares; Transfer Taxes; Etc. The Corporation shall at all times reserve and keep available, out of its authorized and unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of shares of its Common Stock free of preemptive rights as shall be sufficient to effect the conversion of all shares of Series A Preferred Stock from time to time outstanding (including, without limitation, shares of Common Stock issuable upon conversion of the Series A Preferred Stock in the case of a Reset Event). The Corporation shall use its best efforts from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of Common Stock if at any time the number of shares of authorized, unissued and unreserved Common Stock shall not be sufficient to permit the conversion of all the then-outstanding shares of Series A Preferred Stock.

            The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the Series A Preferred Stock. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Common Stock (or other securities or assets) in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

            (f) Prior Notice of Certain Events. In case:

                  (i) the Corporation shall declare any dividend (or any other distribution);

                  (ii) the Corporation shall authorize the granting to the holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants;

                  (iii) of any reclassification of Common Stock (other than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value);

                  (iv) of any consolidation or merger (including, without limitation, a Merger Transaction) to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property; or

                  (v) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation (including, without limitation, a Liquidation Event);

      then the Corporation shall cause to be filed with the transfer agent for the Series A Preferred Stock, and shall cause to be mailed to the holders of record of the Series A Preferred Stock, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up or other Liquidation Event is expected to become effective, the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such exchange, dissolution, liquidation or winding up or other Liquidation Event and the consideration, including securities or other property, to be received by such holders upon such exchange.

            5. Redemption. (a) The Corporation may, at its option during the Redemption Period, redeem all but not less than all shares of the Series A Preferred Stock at the Aggregate Redemption Price. The Corporation shall provide each holder of shares of Series A Preferred Stock with a written notice not less than 15 days prior to the redemption date, which notice shall set forth in reasonable detail a calculation of the Aggregate Redemption Price.

            (b) For purposes hereof, the following terms shall have the meanings given below:

            (i) "Aggregate Redemption Price" shall mean an amount in cash equal to the sum of (i) $1.3 Million, and (ii) $13,000 multiplied by the number of full calendar months from and including July 1997 and through the Reset Date.

            (ii) "Redemption Period" shall mean (A) the thirty day period beginning on the Reset Date, if the Reset Date is on or before August 31, 1997, and (B) the sixty day period beginning on the Reset Date, if the Reset Date is after August 31, 1997.

            (c) The Redemption Price shall be payable, without any setoff, by wire transfer of immediately available funds.

            6. Voting Rights. (a) General. Except as otherwise provided herein, in the Certificate of Incorporation or the Bylaws, the holders of shares of Series A Preferred Stock, the holders of shares of Common Stock and the holders of any other class or series of shares entitled to vote with the Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation. In any such vote, each share of Series A Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the Common Stock into which such share of Series A Preferred Stock is convertible on the record date for such vote, or if no record date has been established, on the date such vote is taken. Any shares of Series A Preferred Stock held by the Corporation or any entity controlled by the Corporation shall not have voting rights hereunder and shall not be counted in determining the presence of a quorum.

            (b) In addition to any vote specified in Section 6(a), so long as 50% of the shares of Series A Preferred Stock (including those shares of Series A Preferred Stock issued or issuable upon the exercise of the options for the purchase of Series A Preferred Stock) shall be outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least 66.67% of all outstanding Series A Preferred Stock voting separately as a class,
(i) amend, alter or repeal any provision of the Certificate of Incorporation, or the Bylaws of the Corporation so as adversely to affect the relative rights, preferences, qualifications, limitations or restrictions of the Series A Preferred Stock, (ii) declare or pay any dividend or distribution on any securities of the Corporation other than the Series A Preferred Stock pursuant to and accordance with the provisions of this Certificate of Designations, or authorize the repurchase of any securities of the Corporation, or (iii) authorize or issue, or increase the authorized amount of, any security ranking prior to, or on a parity with, the Series A Preferred Stock. The vote as contemplated herein shall specifically not be required for issuances of Common Stock.

            (c) On and after the date of a Discovery Breach, the holders of the outstanding shares of the Series A Preferred Stock, voting as a separate class, shall be entitled to elect two directors of the Corporation (the "Series A Directors"). At any annual or special meeting of the Corporation (or in a written consent in lieu thereof) held for the purpose of electing directors, the presence in person or by proxy (or by written consent) of the holders of a majority of the issued and outstanding shares of Series A Preferred Stock shall constitute a quorum for the election of Series A Directors. The holders if a majority of the shares of Series A Preferred Stock present at any such meeting shall then be entitled to elect the Series A Directors.

            (d) On demand from the holders of the Series A Preferred Stock at any time after the occurrence of a Discovery Breach, the Board of Directors shall be expanded by two members and the Board shall cause the two resulting vacancies to be filled by designees of the holders of the Series A Preferred Stock. Other than pursuant to this subsection (d), the Board of Directors shall not be expanded without the written consent of a majority of the outstanding shares of Series A Preferred Stock.

            (e) On and after the date of a Discovery Breach and until such time as Discovery and its affiliates own less than twenty five percent (25%) of the Series A Preferred Stock (or Common Stock received as a result of conversion of the Series A Preferred Stock) originally purchased by Discovery, Discovery shall be entitled to designate a nonvoting observer who shall be entitled to attend all meetings of the Board of Directors and any of its committees and who shall be provided (i) reasonable prior notice of all meetings of the Board of Directors and any of its committees, (ii) reasonable prior notice of any action that the Board of Directors or any of its committees may take by written consent, (iii) promptly delivered copies of all minutes and other records of action by, and all written information furnished to, the Board of Directors or any of its committees and (iv)any other information requested by such observer which a member of the Board of Directors would be entitled to request his or her duties.

            7. No Amendment or Impairment. The Corporation shall not amend its Certificate of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the rights of the holders of the Series A Preferred Stock against impairment.

            8. Severability of Provisions. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.


                  IN WITNESS WHEREOF, Ansan Pharmaceuticals, Inc. has caused this certificate to be signed on its behalf by Vaughan Shalson, its President and Chief Executive Officer, this ______ day of ______,1997.


                                    ANSAN PHARMACEUTICALS, INC.


                                    By:
                                       ------------------------------------
                                       President and Chief Executive Officer

ATTEST:


------------------------------
Secretary

================================================================================
                                                      EXHIBIT C TO SCHEDULE 13D


                               AGREEMENT AND PLAN

                          OF REORGANIZATION AND MERGER

                                     BETWEEN

                         ANSAN PHARMACEUTICALS, INC. AND

                          DISCOVERY LABORATORIES, INC.

                                  July 16, 1997

================================================================================

                               AGREEMENT AND PLAN
                          OF REORGANIZATION AND MERGER

            This Agreement and Plan of Reorganization and Merger ("Agreement") is made as of July 16, 1997 between ANSAN PHARMACEUTICALS, INC., a Delaware corporation ("Ansan") and DISCOVERY LABORATORIES, INC., a Delaware corporation ("Discovery").

                                   BACKGROUND

            A. The parties hereto desire that Discovery shall be merged with and into Ansan; that Ansan shall be the surviving corporation; and that each share of the capital stock of Discovery which is outstanding immediately prior to the effective time of the merger, other than those shares which become "Appraisal Shares" within the meaning of Section 262 of the DGCL, be converted as set forth in this Agreement into shares of the capital stock of Ansan.

            B. The parties intend that the merger constitute a "reorganization" under Section 368(a), of the Code.

            In consideration of the premises and agreements set forth herein, THE PARTIES AGREE AS FOLLOWS:

                                    ARTICLE I

                                   DEFINITIONS

            The terms defined in this Article I shall, for purposes of this Agreement, have the meanings specified in this Article I unless the context expressly or by necessary implication otherwise requires:

            1.1. Affiliate. "Affiliate" shall have the meaning set forth in the 1933 Act.

            1.2. Affiliates Agreement. "Affiliates Agreement" shall have the meaning set forth in Section 6.9 of this Agreement.

            1.3. Ansan Common Stock. "Ansan Common Stock" shall mean the Common Stock, $.001 par value, of Ansan.

            1.4. Ansan Financial Statements. "Ansan Financial Statements" shall have the meaning set forth in Section 5.2 of this Agreement.

            1.5. Ansan Preferred Stock. "Ansan Preferred Stock" shall mean the Series B Convertible Preferred Stock of Ansan having the rights, preferences and restrictions substantially as set forth in the Certificate of Designation attached to this Agreement as Exhibit A, but subject to any further adjustments to reflect the reverse stock split contemplated by this Agreement, which Certificate of Designation shall be filed with the Secretary of State of the State of Delaware on or before the Closing Date.

            1.6. Ansan Series A Preferred Stock. "Ansan Series A Preferred Stock" shall mean the Series A Convertible Preferred Stock of Ansan having the rights, preferences and restrictions set forth in the Certificate of Designation filed with the Secretary of State of the State of Delaware on or about the date hereof.

            1.7. Ansan Stock. "Ansan Stock" shall mean the Ansan Common Stock, Ansan Preferred Stock and Ansan Series A Preferred Stock.

            1.8. ATI. "ATI" shall mean Acute Therapeutics, Inc., a Delaware corporation.

            1.9. Appraisal Shares. "Appraisal Shares" shall mean all shares, if any, of the outstanding capital stock of Discovery or Ansan for which appraisal rights have been claimed under Section 262 of the DGCL.

            1.10. Balance Sheet. "Balance Sheet" shall have the meaning set forth in Section 3.6 of this Agreement.

            1.11. Balance Sheet Date. "Balance Sheet Date" shall have the meaning set forth in Section 3.6 of this Agreement

            1.12. Business Day. "Business Day" shall mean any day the New York Stock Exchange is open for trading.

            1.13. Certificate. "Certificate" shall have the meaning set forth in
Section 2.4.3 of this Agreement.

            1.14. Certificate of Merger. "Certificate of Merger" shall mean the certificate of merger between Ansan and Discovery as required by Section 251 of the DGCL, in the form attached to this Agreement as Exhibit B.

            1.15. Closing. "Closing" shall mean the delivery by Ansan and Discovery of the various documents contemplated by this Agreement or otherwise required in order to consummate the Merger.

            1.16. Closing Date. "Closing Date" shall have the meaning set forth in Section 2.2 of this Agreement.

            1.17. Code. "Code" shall mean the Internal Revenue Code of 1986, as amended.

            1.18. DGCL. "DGCL" shall mean the General Corporation Law of the State of Delaware, as amended.

            1.19. Disclosure Statement. "Disclosure Statement" shall have the meaning set forth in the first paragraph of Article III of this Agreement.

            1.20. Discovery Common Stock. "Discovery Common Stock" shall mean the Common Stock, $.001 par value, of Discovery.

            1.21. Discovery Financial Statements. "Discovery Financial Statements" shall have the meaning set forth in Section 4.3 of this Agreement.

            1.22. Discovery Option. "Discovery Option" shall have the meaning set forth in Section 2.3 of this Agreement.

            1.23. Discovery Preferred Stock. "Discovery Preferred Stock" shall mean the Series A Convertible Preferred Stock of Discovery.

            1.24. Discovery Stock. "Discovery Stock" shall mean both the Discovery Common Stock and the Discovery Preferred Stock.

            1.25. Discovery Warrant. "Discovery Warrant" shall have the meaning set forth in Section 2.3 of this Agreement.

            1.26. Discovery Working Capital. "Discovery Working Capital" shall mean an amount equal to Discovery's current assets, less Discovery's current liabilities, less any long-term debt owed to ATI, as determined in accordance with generally accepted accounting principles and without consolidating the accounts of ATI with Discovery for the purposes of such calculation.

            1.27. Effective Time. "Effective Time" shall mean the time when the Certificate of Merger is filed with the Secretary of State of the State of Delaware and the Merger becomes effective.

            1.28. Exchange Act. "Exchange Act" shall mean the Securities and Exchange Act of 1934, as amended.

            1.29. Exchange Agent. "Exchange Agent" shall have the meaning set forth in Section 2.4.1 of this Agreement.

            1.30. Fair Market Value of Ansan Common Stock. "Fair Market Value of Ansan Common Stock" shall mean the average of the last reported closing bid prices of the Ansan Common Stock on the Nasdaq SmallCap Market on the 20 trading days immediately preceding the Closing Date.

            1.31. Holders. "Holders" shall mean holders of Discovery Stock immediately prior to the Effective Time.

            1.32. Lockup Agreement. "Lockup Agreement" shall have the meaning set forth in Section 6.10 of this Agreement.

            1.33. Merger. "Merger" shall mean the merger of Discovery with and into Ansan in accordance with this Agreement, the Certificate of Merger and applicable law.

            1.34. Proxy Statement. "Proxy Statement" shall mean the Proxy Statement to be mailed to the stockholders of Ansan in connection with the Merger.

            1.35. S-4. "S-4" shall mean the Registration Statement on Form S-4 to be filed by Ansan with the SEC in connection with the issuance of Ansan Stock pursuant to the Merger.

            1.36. SEC. "SEC" shall mean the Securities and Exchange Commission.

            1.37. Subsidiary. "Subsidiary" shall mean, with respect to a particular party hereto, any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned by such party or by one or more Subsidiaries, or by such party and one or more Subsidiaries.

            1.38. Titan. "Titan" shall mean Titan Pharmaceuticals Inc., a Delaware corporation.

            1.39. Titan Agreement. "Titan Agreement" shall mean the agreement in the form attached hereto as Exhibit C.

            1.40. 1933 Act. "1933 Act" shall mean the Securities Act of 1933, as amended, and the rules, regulations and forms thereunder.

                                   ARTICLE II

                   MERGER, CLOSING AND CONVERSION OF SHARES

            2.1. Merger. Subject to and in accordance with the terms and conditions of the Agreement and the Certificate of Merger, on the Closing Date, Ansan and Discovery shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware, whereupon Discovery shall be merged with and into Ansan pursuant to Sections 251 of the DGCL.

            2.2. Closing. The Closing shall take place at the offices of Heller Ehrman White & McAuliffe, 525 University Avenue, Palo Alto, California 94301, on November 3, 1997 at 1:00 pm, or if the conditions set forth in Articles VI and VII have not been satisfied or waived by such date, on the earliest practicable date, but in no event later than December 31, 1997, after satisfaction or waiver of such conditions (the "Closing Date").

            2.3. Conversion of Shares.

                  2.3.1 In accordance with this Agreement and the Certificate of
Merger:

                        (a) each share of Discovery Common Stock outstanding immediately prior to the Effective Time (except those shares of Discovery Common Stock which are Appraisal Shares and whose Holder and Discovery do not thereafter agree in writing should not be treated as Appraisal Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof be converted, at and as of the Effective Time into 1.1641085 shares of Ansan Common Stock. Holders of Discovery Common Stock shall receive only whole shares of Ansan Common Stock, with Ansan being authorized to pay in cash, in lieu of any resulting fractional share, the Fair Market Value of Ansan Common Stock multiplied by such fraction so as to eliminate the necessity for the issuance of fractional shares upon such conversion,

                        (b) each share of Discovery Preferred Stock outstanding immediately prior to the Effective Time (except those shares of Discovery Preferred Stock which are Appraisal Shares and whose Holder and Discovery do not thereafter agree in writing should not be treated as Appraisal Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof be converted, at and as of the Effective Time into one (1) share of Ansan Preferred Stock. Holders of Discovery Preferred Stock shall receive only whole shares of Ansan Preferred Stock; in lieu of any fractional share of Ansan Preferred Stock, Holders shall receive in cash the fair market value of such fractional share valuing Ansan Preferred Stock on an as-converted to Ansan Common Stock basis at the Fair Market Value of the Ansan Common Stock,

                        (c) each of the outstanding underwriter warrants and stock options to purchase Discovery Stock ("Discovery Warrant" and "Discovery Option", respectively) shall thereafter entitle the holder thereof to receive, upon exercise thereof, 1.1641085 shares of Ansan Common Stock for each share of Discovery Common Stock subject to such Discovery Option or Discovery Warrant, at an exercise price for each full share of Ansan Common Stock equal to the exercise price per share of Discovery Common Stock with respect to such Discovery Option or Discovery Warrant divided by 1.1641085, which exercise price per share shall be rounded up to the nearest two-place decimal, and one
(1) share of Ansan Preferred Stock for each share of Discovery Preferred Stock subject to such Discovery Option or Discovery Warrant, at an exercise price equal to the exercise price stated in such Discovery Option or Discovery Warrant. The number of shares of Ansan Stock that may be purchased by a holder on the exercise of any Discovery Option or Discovery Warrant shall not include any fractional share of Ansan Stock but shall be rounded down to the next lower whole share of Ansan Stock. Ansan shall assume in full such Discovery Options and Discovery Warrants and all of Discovery's other rights and obligations thereunder and under all agreements relating thereto (including without limitation registration rights in favor of the holders of the Discovery Warrants) and shall give notice to such effect to the Holder thereof promptly after the Closing. After such assumption, Ansan shall issue, upon any partial or total exercise of any Discovery Option or Discovery Warrant, in lieu of shares of Discovery Stock, the number of shares of Ansan Stock to which the holder of the Discovery Option or Discovery Warrant is entitled pursuant to this Agreement,

                        (d) any Ansan Stock held by Discovery immediately prior to the Effective Time shall be canceled, and

                        (e) in accordance with the foregoing, Ansan shall issue Ansan Common Stock and Ansan Preferred Stock and assume the obligations to issue Ansan Common Stock and Ansan Preferred Stock upon exercise of Discovery Options and Discovery Warrants which, on as converted and exercised basis, represent 20,208,807 shares of Ansan Common Stock.

            2.4.  Exchange of Certificates.

                  2.4.1 Prior to the Closing Date, Ansan shall appoint Continental Stock Trust & Transfer, or such other bank or trust company selected by Ansan as Discovery may approve, to act as exchange agent (the "Exchange Agent") in the Merger.

                  2.4.2 Promptly after the Closing Date, but in no event later than three Business Days thereafter, the Exchange Agent shall make available for exchange in accordance with this Section 2.4.2 the shares of Ansan Stock issuable pursuant to Section 2.3 in exchange for outstanding shares of Discovery Stock.

                  2.4.3 As soon as practicable after the Closing Date, the Exchange Agent shall mail to each holder of record of a stock certificate that, immediately prior to the Closing Date, represented outstanding shares of Discovery Stock (a "Certificate") whose shares are being converted into Ansan Common Stock or Ansan Preferred Stock pursuant to Section 2.3, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Ansan may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing Ansan Common Stock or Ansan Preferred Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Ansan, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (subject to Section 2.4) the number of shares of Ansan Common Stock or Ansan Preferred Stock to which the holder of Discovery Stock is entitled pursuant to Section 2.3 hereof and is represented by the Certificate so surrendered. The Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Discovery Stock that is not registered in the transfer records of Discovery, or its transfer agent, Ansan Common Stock or Ansan Preferred Stock may be delivered to a transferee if the Certificate representing such Discovery Stock is presented to the Exchange Agent and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.4.3, each Certificate shall be deemed at any time after the Closing Date to represent the right to receive upon such surrender such whole number of shares of Ansan Common Stock or Ansan Preferred Stock as provided by Section 2.3 and the provisions of the DGCL.

                  2.4.4 No dividends or distributions payable to Holders after the Effective Time, or cash payable in lieu of fractional shares, shall be paid to the Holder of any unsurrendered Certificate until the Holder of the Certificate shall surrender such Certificate.

                  2.4.5 All Ansan Common Stock and Ansan Preferred Stock delivered upon the surrender for exchange of shares of Discovery Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Discovery Stock. There shall be no further registration of transfers on the stock transfer books of Discovery or its transfer agent of the shares of Discovery Stock that were outstanding immediately prior to the Effective Time. If, after the Closing Date, Certificates are presented for any reason, they shall be canceled and exchanged as provided in Section 2.4.

            2.5. Appraisal Shares. Holders of Appraisal Shares shall have those rights, but only those rights, of holders of "appraisal shares" under Section 262 of the DGCL. Each party shall give the other party prompt notice of any demand, purported demand or other communication received by it with respect to any Appraisal Shares or shares claimed to be Appraisal Shares. Each party agrees that, without the prior written consent of the other party, which consent shall not be unreasonably withheld, it shall not voluntarily make any payment with respect to, or settle or offer to settle, any demand or purported demand respecting such shares.

            2.6. Registration on Form S-4. The Ansan Common Stock to be issued in the Merger (and the Ansan Common Stock underlying the Ansan Preferred Stock to be issued in the Merger) and the Ansan Preferred Stock to be issued in the Merger shall be registered under the 1933 Act on Form S-4. As promptly as practicable after the date hereof, Ansan shall prepare and file with the SEC the Proxy Statement and any other documents required by the Exchange Act in connection with the Merger, and Ansan shall prepare and file with the SEC the Form S-4 and any other documents required by the 1933 Act in connection with the Merger (including, without limitation the filing of Form 8-K by Ansan when appropriate). Ansan shall use its reasonable efforts to have the Form S-4 declared effective under the 1933 Act as promptly as practicable after such filing. Ansan shall afford Discovery a reasonably opportunity to review and comment on the Proxy Statement prior to its distribution. To the greatest extent practicable, information required to be disclosed in both the Proxy Statement and the consent solicitation to be distributed by Discovery to its stockholders pursuant to Section 2.7 shall be disclosed in an identical manner. Ansan shall also take any action required to be taken under any applicable state securities or "blue sky" laws in connection with the issuance of the Ansan Stock in the Merger. Discovery shall furnish to Ansan all information in Discovery's possession and reasonably accessible by Discovery concerning Discovery and ATI and the holders of Discovery Stock as may be reasonably requested in connection with any action contemplated by this Section 2.6.

            2.7. Information Statement. Discovery shall afford Ansan a reasonable opportunity to review and comment on any solicitation materials, including solicitation of action by written consent, that Discovery distributes to its stockholders in connection with the Merger. To the greatest extent practicable, information required to be disclosed in both the Proxy Statement and any such solicitation materials shall be disclosed in an identical manner.

            2.8. Tax Free Reorganization. The parties intend to adopt this Agreement as a tax free plan of reorganization and to consummate the Merger in accordance with the provisions of Section 368(a) of the Code.

            2.9. Ansan Common Stock Split. If mutually agreed upon by Ansan and Discovery, prior to the Effective Time, Ansan shall file a Restated Certificate of Incorporation with the Delaware Secretary of State for the recombination of each authorized share of Ansan Common Stock into such lesser number of shares of Ansan Common Stock as shall be mutually agreed upon by Ansan and Discovery to maintain the listing of the Ansan Common Stock on the Nasdaq SmallCap Market. Such recombined Ansan Common Stock shall have the same rights, privileges and restrictions as the currently authorized Ansan Common Stock with Ansan being authorized to pay in cash, in lieu of any resulting fractional share, the Fair Market Value of Ansan Common Stock so as to eliminate the necessity for the issuance of fractional shares upon such recombination. The exchange ratios and provisions in the preceding sections of this Article II shall be adjusted to reflect any recombination of Ansan Common Stock pursuant to this Section 2.9 of the Agreement.

                                   ARTICLE III

                      MUTUAL REPRESENTATIONS AND WARRANTIES

            Each of Ansan, Discovery and ATI is a "Company" as contemplated by this Article III. Any disclosure delivered by one Company to the other hereto pursuant to this Article shall have been delivered on or prior to the date hereof shall specifically refer to this Agreement and shall identify the Section of this Agreement requiring the delivery of such disclosure (each such disclosure being referred to herein as a " Disclosure Statement"). Except as set forth in the Disclosure Statement of such Company and except for the transactions contemplated by this Agreement, Ansan hereby represents and warrants to Discovery and Discovery hereby represents and warrants to Ansan, that:

            3.1. Organization and Authority. The Company and each of its
Subsidiaries: (i) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; (ii) has all necessary corporate power to own and lease its properties, to carry on its business as now being conducted and to enter into and perform this Agreement and all agreements to which the Company is or will be a party that are exhibits to this Agreement; and (iii) is qualified to do business in all jurisdictions in which the failure to so qualify would have a material adverse effect on its business or financial condition. The Company has made available to the other party for inspection complete and correct copies of its Certificate of Incorporation, as amended, Bylaws as in effect on the date hereof and a record of any and all proceedings and actions at all meetings of, or taken by written consent by, its Board of Directors and stockholders, since its inception, in each case, certified as true, complete and correct copies by the Company's Secretary.

            3.2. Authority Relating to this Agreement; No Violation of Other Instruments.

                  3.2.1 The execution and delivery of this Agreement and all agreements to which the Company is or will be a party that are exhibits to this Agreement and the performance hereunder and thereunder by the Company have been duly authorized by all necessary corporate action on the part of the Company, other than stockholder approval as is contemplated by this Agreement, and, assuming execution of this Agreement and such other agreements by the other party thereto, this Agreement and such other agreements will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject as to enforcement: (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights; and (ii) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

                  3.2.2 Neither the execution of this Agreement nor any other agreement to which the Company is or will be a party that is an exhibit to this Agreement nor the performance of any of them by the Company will: (i) conflict with or result in any breach or violation of the terms of (a) any decree, judgment or order of any court or other governmental body of which the Company has knowledge or (b) any law or regulation now in effect applicable to the Company; (ii) conflict with, or result in, with or without the passage of time or the giving of notice, a material breach of any of the terms, conditions and provisions of, or constitute a material default under or otherwise give another party the right to terminate, or result in the creation of any lien, charge, or encumbrance upon any of the material assets or properties of the Company pursuant to, any indenture, mortgage, lease, agreement or other instrument to which the Company is a party or by which it or any of its assets or properties are bound, including all Contracts (as defined in Section 3.16); (iii) permit the acceleration of the maturity of any material indebtedness of the Company or of any other person secured by the assets or properties of the Company; or (iv) violate or conflict with any provision of the Company's Certificate of Incorporation, Bylaws, or similar organizational instruments.

                  3.2.3 Except as contemplated in Sections 2.6, 6.8, 6.16, 7.6 and 7.12 of this Agreement, no consent from any third party and no consent, approval or authorization of, or declaration, filing or registration with, any government or regulatory authority is required to be made or obtained by the Company in order to permit the execution, delivery or performance of this Agreement or any other agreement to which the Company is or will be a party that is an exhibit to this Agreement by the Company, or the consummation of the transactions contemplated by this Agreement and such other agreements.

            3.3. Compliance with Law. The Company holds, and has at all times since December 31, 1995 held, all licenses, permits and authorizations necessary for the lawful conduct of the Company's business wherever conducted pursuant to all applicable statutes, laws, ordinances, rules and regulations of all governmental bodies, agencies and subdivisions having, asserting or claiming jurisdiction over the Company or over any part of the Company's operations, and the Company knows of no violation thereof. The Company is not in violation of any decree, judgment, or order known to it, or any law or regulation of any court or other governmental body (including without limitation, applicable environmental protection legislation and regulations, equal employment and civil rights regulations, wages, hours and the payment of social security taxes and occupational health and safety legislation), which violation could have a material adverse effect on the condition, financial or otherwise, assets, liabilities, business or results of operations of the Company.

            3.4. Investments in Others. Section 3.4 of the Disclosure Statement of the Company contains a list of each corporation, association, partnership, joint venture or other entity in which the Company, directly or indirectly, owns an equity interest and sets forth the Company's percentage interest by voting rights and by profits, in each such entity. Except for the entities identified in such list, the Company does not conduct any part of its business operations through any subsidiaries or through any other entity in which the Company has an equity investment.

            3.5. Tax Returns and Payments. All tax returns and reports with respect to the Company required by law to be filed under the laws of any jurisdiction, domestic or foreign, have been duly and timely filed and all taxes, fees or other governmental charges of any nature which were required to have been paid have been paid or provided for. The Company has no knowledge of any unpaid taxes or any actual or threatened assessment of deficiency or additional tax or other governmental charge or a basis for such a claim against the Company. The Company has no knowledge of any tax audit of the Company by any taxing or other authority in connection with any of its fiscal years; the Company has no knowledge of any such audit currently pending or threatened, and the Company has no knowledge of any tax liens on any of the properties of the Company.

            3.6. Absence of Certain Changes or Events. Since the date (the "Balance Sheet Date") of the most recent balance sheet delivered by the Company to the other party hereto pursuant to Section 4.3 or 5.2, as the case may be (the "Balance Sheet"), except as contemplated by this Agreement, there have been no material changes in the condition, financial or otherwise, assets, liabilities, business or the results of operations of the Company, other than changes in the ordinary course of business which in the aggregate have not been materially adverse. Without limiting the foregoing, since the Balance Sheet Date, except as contemplated by this Agreement:

                  (i) the Company has not entered into any transaction other than in the ordinary course of business;

                  (ii) there have been no losses or damage to any of the assets or properties of the Company due to fire or other casualty, whether or not insured, amounting to more than Ten Thousand Dollars ($10,000) in the aggregate;

                  (iii) there has been no increase or decrease in the rates of direct compensation payable or to become payable by the Company to any employee, agent or consultant (other than routine increases made in the ordinary course of business or pursuant to a collective bargaining agreement), or any bonus, percentage compensation, service award or other like benefit, granted, made or accrued to or to the credit of any such employee, agent or consultant, or any material welfare, pension, retirement or similar payment or arrangement made or agreed to be made by the Company (other than such events occurring pursuant to any previously existing benefit plan or collective bargaining agreement);

                  (iv) the Company has not executed, created, amended or terminated any contract except in the ordinary course of business;

                  (v) the Company has not declared or paid any dividend or made any distribution on its capital stock, nor redeemed, purchased or otherwise acquired any of its capital stock nor issued any capital stock;

                  (vi) the Company has not received notice that there has been a cancellation of an order for its products or a loss of a customer of the Company, the cancellation or loss of which would materially adversely affect the condition, financial or otherwise, assets, liabilities, business or results of operations of the Company;

                  (vii) there has been no material change in the contingent obligations of the Company by way of guaranty, endorsement, indemnity, warranty or otherwise;

                  (viii) there have been no loans made by the Company to its employees, officers or directors, other than travel advances and other advances made in the ordinary course of business;

                  (ix) to the Company's knowledge there has been no waiver or compromise by the Company of a material right or of a material debt owed to it;

                  (x) the Company has not made or agreed to make any disbursements or payments of any kind to any member or members of its Board of Directors;

                  (xi) there have been no capital expenditures by the Company in excess of Fifty Thousand Dollars ($50,000) in the aggregate;

                  (xii) there has been no change in accounting methods or practices (including without limitation, any change in depreciation or amortization policies or rates) by the Company;

                  (xiii) there has been no revaluation by the Company of any of the assets or properties of the Company;

                  (xiv) there has been no sale or transfer of any of the assets or properties of the Company, except in the ordinary course of business;

                  (xv) there has been no loan by the Company to any person or entity;

                  (xvi) there has been no commencement or notice of threat of commencement of any governmental proceeding against or investigation of the Company or its affairs;

                  (xvii) there has been no revocation of license or right to do business granted to the Company;

                  (xviii) the Company has not paid any obligation or liability (fixed, contingent or otherwise) or discharged or satisfied any lien, or settled any liability, claim, dispute, proceeding, suit or appeal pending or threatened against it, except for current liabilities incurred in the ordinary course of business; and

                  (xix) there has been no agreement or commitment by the Company to do or perform any of the acts described in this Section 3.6.

            3.7. Personal Property. The Company has good title, free and clear of all title defects, objections and liens, including without limitation, leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest-retaining arrangements, to all of its machinery, equipment, furniture, inventory and other personal property. All such personal property is in operable condition. All of the leases to personal property utilized in the business of the Company are valid and enforceable by the Company and neither the Company nor, to the Company's knowledge any other party, is in material default under any such lease.

            3.8. Real Property. The Company does not own any real property.
Section 3.8 of the Disclosure Statement of the Company contains a list of all leases for real property to which the Company is a party, the square footage leased with respect to each lease and the expiration date of each lease. All such leases are valid and enforceable by the Company and neither the Company nor, to the Company's knowledge any other party, is in material default under any such lease. The real property owned, leased or occupied by the Company, the improvements located thereon, and the furniture, fixtures and equipment relating thereto (including plumbing, heating, air conditioning and electrical systems), conform to any and all applicable health, fire, safety, zoning, land use and building laws, ordinances and regulations. There are no outstanding contracts made by the Company for any improvements made to the real property owned, leased or occupied by the Company that have not been paid for.

            3.9. Patents, Trademarks, Trade Names and Copyrights. All patents, trademarks, trade names, copyrights, processes, designs, formulas, inventions, trade secrets, know-how, technology or other proprietary rights which are used by the Company and material to the Company's operations, or proposed to be used by the Company and that would be material to the Company's operations, are owned or are licensed by the Company. The conduct of any business conducted by the Company does not, to the Company's knowledge, infringe any patent, trademark, trade name, copyright, trade secret, or other proprietary right of any other person. No litigation is pending or, to the knowledge of the Company, has been threatened against the Company or any officer, director or employee of the Company, or to the Company's knowledge, any stockholder or agent of the Company, for the infringement of any patents, trademarks or trade names of any other party or for the misuse or misappropriation of any trade secret, know-how or other proprietary right owned by any other party nor, to the best knowledge of the Company, does any basis exist for such litigation. To the best of the Company's knowledge, there has been no infringement or unauthorized use by any other party of any patent, trademark, trade name, copyright, process, design, formula, invention, trade secret, know-how, technology or other proprietary right belonging to the Company. Each license set forth in Section 3.9 of the Disclosure Statement is valid and enforceable in accordance with its terms and is not the subject of any notice of termination or nonrenewal. The Company has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, any patent, trademark, trade name, copyright, process, design, formula, invention, trade secret, know-how or technology, of which it owns or has a right to use.

            3.10. Litigation. Neither the Company nor any officer, director, stockholder, employee or agent of the Company is a party to any pending or, to the Company's knowledge, threatened action, suit, proceeding or investigation, at law or in equity or otherwise in, for or by any court or other governmental body which could have a material adverse effect on: (i) the financial condition, or results of operations of the

Company; or (ii) the transactions contemplated by this Agreement. The Company is not and has not been subject to any pending or, to its knowledge, threatened product liability claim; nor, to its knowledge, does any basis exist for any such claim. The Company is not subject to any decree, judgment, or order, of any court or other governmental body of which it has knowledge which is reasonably likely to have a material adverse effect on the financial condition or results of operations of the Company or which could prevent the transactions contemplated by this Agreement.

            3.11. Protection of Intangible Property. Each employee and consultant of the Company who has worked on or contributed to the development of the Company's technology, trade secrets and other proprietary rights, executed a proprietary rights and information agreement in the form attached to the Disclosure Statement. The Company's trade secrets have not been used, distributed or otherwise commercially exploited under circumstances which have caused, or with the passage of time could cause, the loss of copyright or trade secret status.

            3.12. Personnel. Section 3.12 of the Disclosure Statement of the Company contains a list of: (i) all employment, bonus, profit sharing, percentage compensation, employee benefit plans, incentive plans, pension or retirement plans, stock purchase and stock option plans, oral or written contracts or agreements with directors, officers, employees or unions, or consulting agreements, to which the Company is a party or is subject as of the date of this Agreement; and (ii) all group insurance programs in effect for employees of the Company. The Company is not in default with respect to any of the obligations so listed. The Company has delivered complete and correct copies of all such obligations (to the extent they are in writing or written descriptions to the extent they are oral) to the other Company. The Company has no union contracts or collective bargaining agreements with, or any other obligations to, employee organizations or groups relating to the Company's business, nor is the Company currently engaged in any labor negotiations except in minor grievances not involving any employee organization or group, nor, to the knowledge of the Company, is the Company the subject of any union organization affecting its business. There is no pending or, to the Company's knowledge, threatened labor dispute, strike or work stoppage affecting the Company's business. All plans described in Section 3.12 of the Disclosure Statement are in full compliance with applicable provisions of the Employees Retirement Income Security Act of 1974 ("ERISA") and regulations issued under ERISA, and there is no unfunded liability with respect to such plans. Section
3.12 of the Disclosure Statement also lists the amount payable to employees of the Company under other fringe benefit plans.

            3.13. Insurance. The insurance coverage maintained by the Company is adequate for the conduct of the business of the Company.

            3.14. Certain Payments. To the knowledge of the Company, neither the Company, nor any stockholder, director, officer, employee or agent of the Company, has made or caused to be made, directly or indirectly, the payment of any consideration whatsoever to any public official, candidate for public office, political party, or other third person in connection with the business or operations of the Company, or pertaining to the Company's relations with any customer, supplier, or creditor, in contravention of the law of any applicable jurisdiction.

            3.15. Brokers and Finders. Neither the Company nor any stockholder, director, officer, employee or agent of the Company has retained any broker, finder or investment banker in connection with the transactions contemplated by this Agreement, except as set forth in Section 11.2. The Company will indemnify and hold the other Company harmless against all claims for brokers', finders' or investment bankers' fees made or asserted by any party claiming to have been employed by the Company or any stockholder, director, officer, employee or agent of the Company and all costs and expenses (including the reasonable fees of counsel) of investigating and defending such claims.

            3.16. Contracts. Section 3.16 of the Disclosure Statement lists all oral or written agreements, notes, instruments, or contracts to which the Company is a party or by which its assets or properties may be bound which involve the payment or receipt of more than Fifty Thousand Dollars ($50,000) (on an annual basis), or which have a term of more than two years, or which involve intellectual property, or which are employment or consulting agreements other than those terminable at will (the "Contracts"). The Company is not in material default in performance of its obligations under any such Contracts. The Company has no knowledge of any material violation of any Contract by any other party thereto and has no knowledge of any intent by any other party to a Contract not to perform its obligations under such Contract.

            3.17. Stockholders and Employees. Except as set forth in Section
3.16 of the Disclosure Statement, none of the stockholders, directors or management personnel of the Company is presently a party to any transaction with the Company, including without limitation, any contract, agreement or other arrangement: (i) providing for the furnishing of services to or by; (ii) providing for rental of real or personal property to or from; or (iii) otherwise requiring payments to or from, any stockholder, director or management personnel, or any member of the family of any stockholder, director or management personnel or any corporation, trust or other entity in which any stockholder, director or management personnel has a substantial interest or is an officer, director, investor or partner.

            3.18. Absence of Environmental Liabilities. The Company has, and to the Company's knowledge, all previous owners, lessees and occupants of real property leased by the Company have complied with all applicable environmental laws, orders, regulations, rules and ordinances adopted, imposed or promulgated by any governmental or regulatory entity relating to such real property. The Company is not in violation of any federal, state or local law, ordinance or regulation relating to industrial hygiene, worker safety, environmental hazardous materials or waste or toxic materials on, under or about such real property, including soil and waste water conditions. No current use of the real property leased by the Company constitutes a public or private nuisance. The environmental licenses, permits, clearances, covenants and authorizations material to the operation of the Company are in full force and effect. Any handling, transportation, storage, treatment or use of Hazardous Material (as defined below) by the Company or, to the Company's knowledge, all previous owners, lessees and occupants of real property leased by the Company, has been in compliance with all laws, regulations and orders relating to Hazardous Material. As used herein, the term "Hazardous Material" means any hazardous or toxic substance, material or waste which is or becomes regulated by any local government authority, the State of California, any other state or the United States Government.

            3.19. Power of Attorney; Suretyships. The Company has no power of attorney outstanding, nor has any obligation or liability, either actual, accrued, accruing or contingent, as guarantor, surety, cosigner, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any other person, corporation, partnership, joint venture, association, organization or other entity.

            3.20. Business Practices. The Company has not made, offered or agreed to offer anything of value to any government official, political party or candidate for government office nor has it taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977.

            3.21. Accuracy of Documents and Information. The copies of all instruments, agreements, other documents and written information set forth as, or referenced in, schedules or exhibits to this Agreement or specifically required to be furnished pursuant to this Agreement by the Company to the other Company, including, without limitation, the Disclosure Statement of the Company, are and will be complete and correct in all material respects. All information in the Disclosure Statement of the Company is as of the date hereof or such earlier date as is specified therein, which in no case is before June 30, 1997 and there have been no material changes in the information set forth therein between the date so specified and the date of this Agreement. No representations or warranties made by the Company in this Agreement, nor any document, written information, statement, financial statement, certificate, schedule or exhibit furnished directly to the other party hereto pursuant to this Agreement or in the Disclosure Statement of the Company contains any untrue statement of a material fact. There is no fact which materially and adversely affects the Company, its financial position, assets, liabilities, business or results of operations known to the Company which has not been expressly and fully set forth in (i) with respect to Ansan, the S-4 and the Proxy Statement and (ii) with respect to Discovery and ATI, information provided to Ansan in writing expressly for inclusion in the Proxy Statement or the S-4.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF DISCOVERY

            Discovery hereby represents and warrants to Ansan that, except as set forth in the Disclosure Statement of Discovery:

            4.1. Capitalization of Discovery. The authorized capital stock of Discovery is 10,000,000 shares of Preferred Stock, of which 2,200,256 shares are issued and outstanding, and 50,000,000 shares of Common Stock, of which 6,712,256 shares are issued and outstanding. The outstanding shares of Preferred Stock of Discovery are convertible into 8,801,024 shares of Discovery Common at the conversion price currently in effect with respect thereto. All such issued and outstanding shares have been duly authorized and validly issued, and are fully paid and non-assessable. Discovery has outstanding options and warrants to purchase 906,943 shares of Discovery Common Stock and 220,026 shares of Discovery Preferred Stock pursuant to the Discovery Options and Discovery Warrants and a list of such Discovery Options and Discovery Warrants (including the exercise prices thereunder) is included in Schedule 4.1 of the Disclosure Statement of Discovery. Except as set forth in the preceding sentence, there are no outstanding warrants, options, agreements, convertible or exchangeable securities (other than the Preferred Stock described above) or other commitments pursuant to which Discovery is or may become obligated to issue, sell, purchase, retire or redeem any shares of capital stock or other securities.

            4.2. Capitalization of ATI. The authorized capital stock of ATI is 1,000,000 shares of Preferred Stock, of which 602,200 shares are issued and outstanding, and 2,000,000 shares of Common Stock, of which 200,000 shares are issued and outstanding. The outstanding shares of Convertible Preferred Stock of ATI are convertible into 600,000 shares of ATI Common Stock. All such issued and outstanding shares have been duly authorized and validly issued, and are fully paid and non-assessable. ATI has outstanding options and warrants to purchase 200,000 shares of ATI Common Stock and no shares of ATI Preferred Stock and a list of such options and warrants (including the exercise prices thereunder) is included in Section 4.2 of the Disclosure Statement of Discovery. Except as set forth in the preceding sentence, there are no outstanding warrants, options, agreements, convertible or exchangeable securities (other than the Preferred Stock described above) or other commitments pursuant to which

ATI is or may become obligated to issue, sell, purchase, retire or redeem any shares of capital stock or other securities.

            4.3. Financial Statements. Discovery has delivered the following financial statements (the "Discovery Financial Statements") to Ansan: Audited Consolidated Balance Sheet of Discovery dated as of December 31, 1996, together with Audited Consolidated Statements of Operations, Consolidated Stockholders' Equity and Consolidated Changes in Cash Flow during the year ended December 31, 1996; and Unaudited Consolidated Balance Sheet of Discovery dated as of March 31, 1997, together with Unaudited Consolidated Statements of Operations, Stockholders' Equity and Changes in Cash Flows for the three months then ended. Each Discovery Financial Statement together with the notes thereto is in accordance with the books and records of Discovery, fairly presents the consolidated financial position of Discovery and ATI and the consolidated results of operations of Discovery and ATI for the period indicated, and has been prepared in accordance with generally accepted accounting principles consistently applied.

            4.4. Absence of Undisclosed Liabilities. As of March 31, 1997 neither Discovery nor ATI had any indebtedness or liability (absolute or contingent) which are not shown or provided for in full on the Balance Sheet dated March 31, 1997 included in the Discovery Financial Statements. Except as set forth in the Balance Sheet dated March 31, 1997 included in the Discovery Financial Statements, Discovery and ATI do not have outstanding on the date hereof, nor will they have outstanding on the Closing Date, any indebtedness or liability (absolute or contingent) other than those incurred since March 31, 1997 in the ordinary course of business which are not material to the operations of Discovery and ATI.

            4.5. Compliance With Law. Section 4.5 of the Disclosure Statement of Discovery contains a true and complete list of all licenses, permits and authorizations necessary for the lawful conduct of Discovery's and ATI's businesses wherever conducted pursuant to all applicable statutes, laws, ordinances, rules and regulations of all governmental bodies, agencies and subdivisions having, asserting or claiming jurisdiction over Discovery or ATI or over any part of their operations.

            4.6. Patents, Trademarks and Trade Names. Section 4.6 of the Disclosure Statement of Discovery sets forth a list of all patents, patent applications, trademarks, registered and unregistered, and trade names, registered and unregistered, owned by Discovery and ATI.

            4.7. Employees. Section 4.7 of the Disclosure Statement of Discovery contains a list of the names, current salary rates, bonuses paid during the last fiscal year, and accrued vacation and sick leave for all the employees of Discovery and ATI as of June 30, 1997.

            4.8. Insurance. Section 4.8 of the Disclosure Statement of Discovery contains a list of all insurance policies and bonds in force with respect to Discovery and ATI showing for each such policy or bond: (i) the owner; (ii) the coverage of such policy or bond; (iii) the amount of premium properly allocable to such policy or bond; (iv) the name of the insurer; and (v) the termination date of the policy or bond. Copies of all such insurance policies and bonds have been furnished to Ansan. All such insurance policies and bonds are in full force and effect.

            4.9. Bank Accounts. Section 4.9 of the Disclosure Statement of Discovery contains a list of all bank accounts of Discovery and ATI, identifying the name of the bank, the account number, and the authorized signatories to the account.

            4.10. ATI. Section 3.4 of the Disclosure Statement of Discovery sets forth Discovery's percentage ownership of the outstanding capital stock of ATI. Such stock is free and clear of any liens and encumbrances and is not subject to any preemptive rights or right of first refusal.

            4.11. Proxy Statement and S-4. Discovery shall provide all information related to Discovery and ATI and their respective officers, directors and stockholders reasonably requested by Ansan for inclusion in the Proxy Statement and S-4, including all amendments and supplements related thereto to the extent such information is within Discovery's possession or reasonably accessible by Discovery. None of such information shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the written information previously provided by Discovery expressly for inclusion in the Proxy Statement and S-4 (to the extent not superseded) and in light of the other circumstances under which they are made, not misleading. If requested by Ansan, Discovery shall confirm from time to time that as of the date of such request the information previously provided by Discovery to Ansan for the express purpose of inclusion in the Proxy Statement or S-4, including any amendments or supplements thereto, continues to be true and correct in all material respects and does not omit to state any material fact necessary to make such information not misleading.

                                    ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF ANSAN

            Ansan hereby represents and warrants to Discovery that, except as set forth in the Officer-Certified Disclosure Statement of Ansan:

            5.1. Capitalization. The authorized capital stock of Ansan is 5,000,000 shares of Ansan Preferred Stock, none of which are issued and outstanding, and 20,000,000 shares of Ansan Common Stock, of which 2,851,954 are issued and outstanding. All such issued and outstanding shares have been duly authorized and validly issued, and are fully paid and non-assessable. Ansan has outstanding options to purchase 355,377 shares of Ansan Common Stock pursuant to its existing plans and has reserved an additional 19,623 shares of Ansan Common Stock for issuance under such plans. Ansan has outstanding Class A Warrants and Class B Warrants exercisable for 2,207,500 shares of Ansan Common Stock and 3,702,500 shares of Ansan Common Stock, respectively. Ansan has outstanding underwriters' options to purchase 520,000 shares of Ansan Common Stock. A list of all outstanding options and warrants, and the exercise prices thereunder, is set forth in Section 5.1 of the Disclosure Statement of Ansan. Except as set forth in this Section 5.1 of the Agreement, there are no outstanding warrants, options, agreements, convertible or exchangeable securities or other commitments pursuant to which Ansan is or may become obligated to issue, sell, purchase, retire or redeem any shares of capital stock or other securities.

            5.2. Financial Statements. Ansan has delivered the following consolidated financial statements of Ansan ("Ansan Financial Statements") to
Discovery: Audited Balance Sheets of Ansan dated as of December 31, 1996, together with audited Statements of Operations, Stockholders' Equity and Changes in Cash Flow during the three years ended December 31, 1996 included in Ansan's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 1996 and unaudited Balance Sheets of Ansan together with Statements of Operations, and Changes in Cash Flow for the three months ended March 31, 1997 included in Ansan's Quarterly Report on Form 10-Q. Each Ansan Financial Statement together with the notes thereto is in accordance with the books and records of Ansan, fairly presents the financial position of Ansan and the results of operations of Ansan for the period indicated, and has been prepared in accordance with generally accepted accounting principles consistently applied.

            5.3. Absence of Undisclosed Liabilities. As of March 31, 1997, Ansan had no indebtedness or liability (absolute or contingent) which is not shown or provided for in full on the Balance Sheet dated March 31, 1997 included in the Ansan Financial Statements. Except as set forth in the Balance Sheet dated March 31, 1997 included in Ansan Financial Statements, Ansan does not have outstanding on the date hereof, nor will it have outstanding on the Closing Date, any indebtedness or liability (absolute or contingent) other than those incurred since March 31, 1997 in the ordinary course of business which are not material to the operations of Ansan.

            5.4. Shares Issued in Connection With the Merger. The Ansan Stock to be issued to the Holders pursuant to the Merger, when issued in accordance with this Agreement and the Certificate of Merger, will be duly authorized, validly issued, fully paid and non-assessable. The shares of Ansan Stock to be issued to the holders of Discovery Options and Discovery Warrants upon exercise of Discovery Options and Discovery Warrants after the Merger, when issued upon exercise of Discovery Options and Discovery Warrants assumed by Ansan in accordance with this Agreement and the Certificate of Merger, will be duly authorized, validly issued, fully paid and non-assessable. The agreements evidencing the Discovery Options and Discovery Warrants, upon assumption by Ansan on the Effective Date pursuant to Section 2.3.1 of this Agreement, will constitute legal, valid and binding obligations of Ansan, enforceable against Ansan in accordance with their terms, subject as to enforcement: (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights; and (ii) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

            5.5. Compliance With Law. Section 5.5 of the Disclosure Statement of Ansan contains a true and complete list of all licenses, permits and authorizations necessary for the lawful conduct of Ansan's business wherever conducted pursuant to all applicable statutes, laws, ordinances, rules and regulations of all governmental bodies, agencies and subdivisions having, asserting or claiming jurisdiction over Ansan or over any part of its operations.

            5.6. Patents, Trademarks and Trade Names. Section 5.6 of the Disclosure Statement of Ansan sets forth a list of all patents, patent applications, trademarks, registered and unregistered, and trade names, registered and unregistered, owned by Ansan.

            5.7. Exchange Act Filings. All reports, schedules and statements (including all exhibits and schedules thereto and all documents incorporated by reference therein) required to be filed by Ansan within the year prior to the date of this Agreement under the Exchange Act, copies of which have been furnished to Discovery, have been duly filed, were in substantial compliance with the requirements of their respective forms, and were complete and correct in all material respects as of the dates at which the information was furnished. As of the date of filing, no such report contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

            5.8. Employees. Section 5.8 of the Disclosure Statement of Ansan contains a list of the names, current salary rates, bonuses paid during the last fiscal year, and accrued vacation and sick leave for all the employees of Ansan as of June 30, 1997.

            5.9. Insurance. Section 5.9 of the Disclosure Statement of Ansan contains a list of all insurance policies and bonds in force with respect to Ansan showing for each such policy or bond: (i) the owner; (ii) the coverage of such policy or bond; (iii) the amount of premium properly allocable to such policy or bond;
(iv) the name of the insurer; and (v) the termination date of the policy or bond. Copies of all such insurance policies and bonds have been furnished to Discovery. All such insurance policies and bonds are in full force and effect.

            5.10. Bank Accounts. Section 5.10 of the Disclosure Statement of Ansan contains a list of all bank accounts of Ansan, identifying the name of the bank, the account number, and the authorized signatories to the account.

            5.11. Proxy Statement and S-4. None of the information relating to Ansan or its respective officers and directors included or incorporated by reference in the Proxy Statement or the S-4 will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of stockholders of the Company to vote upon this Agreement, the Merger and related transactions, or, in the case of the S-4, at the time it becomes effective under the 1933 Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 will comply as to form with the 1933 Act and the rules and regulations thereunder. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event with respect to Ansan, its officers or directors should occur which is or is required to be described in an amendment or a supplement to the Proxy Statement or the S-4 Ansan shall so amend or supplement to Proxy Statement or the S-4.

                                   ARTICLE VI

                    CONDITIONS TO THE OBLIGATIONS OF ANSAN

            The obligations of Ansan to consummate the Merger is subject to the fulfillment, at or before the Closing of all the following conditions, any one or more of which may be waived by Ansan:

            6.1. Representations and Warranties True at Closing. The representations and warranties of Discovery contained in this Agreement, except those set forth in Section 3.6 of this Agreement, shall be deemed to have been made again at and as of the Closing (including the update of the Disclosure Statement of Discovery referred to in Section 8.1 of this Agreement) and shall be true in all material respects.

            6.2. Covenants Performed. All of the obligations of Discovery to be performed at or before the Closing pursuant to the terms of this Agreement shall have been duly performed in all material respects.

            6.3. Certificate. At the Closing, Ansan shall have received a certificate signed by the President of Discovery to the effect that the conditions set forth in Sections 6.1, 6.2 and 6.14 have been satisfied.

            6.4. Stockholder Approval. This Agreement and the Certificate of Merger shall have been duly approved by the stockholders of Discovery and Ansan.

            6.5. Titan. Titan shall have executed the Titan Agreement with Ansan. All Ansan Stock owned by Titan shall be repurchased and all indebtedness, except for $100,000, owing by Ansan to Titan shall be retired, in accordance with the Titan Agreement.

            6.6. Appraisal Shares. The aggregate number of Appraisal Shares with respect to each of Ansan and Discovery shall not exceed five (5%) percent of the aggregate Ansan Stock outstanding immediately prior to the Merger or the aggregate Discovery Stock outstanding immediately prior to the Merger, as the case may be.

            6.7. Tax-Free Reorganization. Ansan shall have received the opinion of its counsel to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, which opinion shall be substantially similar to the opinion delivered to Discovery pursuant to
Section 7.5. In preparing the tax opinion, counsel may rely upon (and to the extent reasonably required, the parties shall make and use their best efforts to cause their directors and stockholders to make) reasonable representations relating thereto.

            6.8. Nasdaq Approval. Ansan and Discovery, on a pro-forma basis, shall satisfy the applicable and proposed initial listing requirements for the Nasdaq SmallCap Market and Ansan shall be approved by Nasdaq for listing its Common Stock on the Nasdaq SmallCap Market immediately following the Merger. The shares of Ansan Common Stock to be issued in the Merger and upon conversion of the Ansan Preferred Stock (including Ansan Preferred Stock to be issued upon exercise of Ansan warrants to be issued to Discovery securityholders in connection with the Merger) and the exercise of Ansan options and Ansan warrants to be issued to Discovery securityholders in connection with the Merger shall have been listed on the Nasdaq SmallCap Market. There shall be no proceedings pending or threatened by Nasdaq that are reasonably likely to result in the delisting of the Ansan Common Stock from the Nasdaq SmallCap Market.

            6.9. Affiliates Agreements. Discovery shall have delivered to Ansan a letter identifying all persons who are Affiliates of Discovery, and each such Affiliate shall have executed and delivered an Affiliates Agreement to Ansan in the form and subject to the restrictions provided in Exhibit 6.9.

            6.10. Lockup Agreements. Discovery stockholders holding 85% or more of the outstanding securities of Discovery shall have executed and delivered a Lockup Agreement in the form and subject to the restrictions provided in Exhibits 6.10A or 6.10B, as applicable.

            6.11. Fairness Opinion. The Board of Directors of Ansan shall have received an opinion, dated on or before the date hereof from Dakin Securities that the terms of the Merger as contemplated by this Agreement are fair to the stockholders of Ansan, which opinion shall be in form and substance reasonably satisfactory to Ansan.

            6.12. S-4. The S-4 shall have become effective under the 1933 Act and shall not be the subject of any stop order or proceedings seeking a stop order and the Proxy Statement shall on the Closing Date not be subject to any proceeding commenced or threatened by the SEC.

            6.13. Certificate of Merger. The Certificate of Merger shall have been filed with the Secretary of State of the State of Delaware.

            6.14. Material Changes in the Business of Discovery and ATI. There shall have been no material adverse change in the business of Discovery or ATI, provided that insofar as solely the financial condition (including without limitation the assets, liabilities and results of operations) of Discovery and ATI are concerned, no such material adverse change shall be deemed to have occurred so long as Discovery Working Capital is at least $5,000,000.

            6.15. No Action to Prevent Completion. Ansan shall not have determined, in the reasonable exercise of its discretion, that the transactions contemplated by this Agreement have become inadvisable or impractical by reason of the institution of litigation or other proceedings with respect to or affecting the transactions contemplated by this Agreement.

            6.16. Consents. Ansan shall have received in writing all consents, approvals, and waivers required in connection with the Merger (a) from parties to Discovery's agreements, indentures, mortgages, franchises, licenses, permits, leases, and other instruments set forth in Section 3.16 of the Disclosure Statement of Discovery, and (b) from all governmental authorities, except to the extent that the failure to receive any such consent would not reasonably be expected to have a material adverse effect on the business of the corporation surviving the Merger.

            6.17. Ansan Board. Effective as of the Effective Time, all action shall have been taken so that the Ansan Board shall consist of seven members designated by Discovery, two members designated by Ansan and one member designated by D. H. Blair & Co.

            6.18. Documentation. All actions, proceedings, instruments, resolutions, certificates, and documents reasonably requested by Ansan to be executed and delivered to Ansan in order to carry out this Agreement and to consummate the Merger, and all of the relevant legal matters, shall be reasonably satisfactory to Ansan and its counsel.

            6.19. Liquidation Preference. Ansan shall be reasonably satisfied (through the receipt of stockholder waivers to the extent reasonably required) that the consummation of the Merger will not confer upon preferred stockholders of Discovery or ATI the right to a distribution of the liquidation preference afforded to such stockholders.

            6.20. Legal Opinion of Discovery Counsel. Ansan shall receive an opinion dated the Closing Date of Roberts, Sheridan & Kotel, a professional corporation, counsel to Discovery and ATI, in substantially the form attached hereto as Exhibit 6.20.

            6.21. Discovery Working Capital. As of the Closing Date, Discovery Working Capital shall be no less than $5,000,000.

                                   ARTICLE VII

                  CONDITIONS TO THE OBLIGATIONS OF DISCOVERY

            The obligations of Discovery to consummate the Merger are subject to the fulfillment, at or before the Closing, of all of the following conditions, any one or more of which may be waived by Discovery:

            7.1. Representations and Warranties True at Closing. The representations and warranties of Ansan contained in this Agreement, except for those in Section 3.6 of this Agreement, shall be deemed to have been made again at and as of the Closing (including the update of the Disclosure Statement of Ansan referred to in Section 8.1 of this Agreement) and shall be true in all material respects.

            7.2. Covenants Performed. All of the obligations of Ansan to be performed at or before the Closing pursuant to the terms of this Agreement shall have been duly performed in all material respects.

            7.3. Certificate. At the Closing, Discovery shall have received a certificate signed by the President of Ansan to the effect that the conditions set forth in Sections 7.1, 7.2 and 7.10 have been satisfied.

            7.4. Stockholder Approval. This Agreement and the Certificate of Merger shall have been duly approved by the stockholders of Ansan and Discovery.

            7.5. Tax-Free Reorganization. Discovery shall have received the opinion of its counsel to the effect that the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, which opinion shall be substantially similar to the opinion delivered to Ansan pursuant to
Section 6.7. In preparing the tax opinion, counsel may rely upon (and to the extent reasonably required, the parties shall make and use their reasonable best efforts to cause their directors and stockholders to make) reasonable representations relating thereto.

            7.6. Nasdaq Approval. Ansan and Discovery, on a pro-forma basis, shall satisfy the applicable and proposed initial listing requirements for the Nasdaq SmallCap Market and Ansan shall be approved by Nasdaq for listing its Common Stock on the Nasdaq SmallCap Market immediately following the Merger. The shares of Ansan Common Stock to be issued in the Merger and upon conversion of the Ansan Preferred Stock (including Ansan Preferred Stock to be issued upon exercise of Ansan warrants to be issued to Discovery securityholders in connection with the Merger) and the exercise of Ansan Options and Ansan Warrants to be issued to Discovery security holders in connection with the Merger shall have been listed on the Nasdaq SmallCap Market. There shall be no proceedings pending or threatened by Nasdaq that are reasonably likely to result in the delisting of the Common Stock of Ansan from the Nasdaq SmallCap Market.

            7.7. Titan. Titan shall have executed the Titan Agreement with Ansan. All Ansan Stock owned by Titan shall be repurchased and all indebtedness, except for $100,000, owing by Ansan to Titan shall be retired, in accordance with the Titan Agreement.

            7.8. S-4. The S-4 shall have become effective under the 1933 Act and shall not be the subject of any stop order or proceedings seeking a stop order and the Proxy Statement shall on the Closing not be subject to any proceeding commenced or threatened by the SEC.

            7.9. Certificate of Merger. The Certificate of Merger shall have been filed with the Secretary of State of the State of Delaware.

            7.10. Material Changes in the Business of Ansan. There shall have been no material adverse change in the financial position, results of operations, assets, liabilities or business of Ansan between the date of this Agreement and the Closing; provided that such changes as are contemplated by the budget included in Section 10.3 of the Disclosure Statement of Ansan shall not be deemed material for the purposes of this Section 7.10.

            7.11. No Action to Prevent Completion. Discovery shall not have determined, in the reasonable exercise of its discretion, that the transactions contemplated by this Agreement have become inadvisable or impractical by reason of the institution of litigation or other proceedings with respect to or affecting the transactions contemplated by this Agreement.

            7.12. Consents. Discovery shall have received in writing all consents, approvals, and waivers required in connection with the Merger (a) from parties to Ansan's agreements, indentures, mortgages, franchises, licenses, permits, leases, and other instruments set forth in Section 3.16 of the Disclosure Statement of Ansan, and (b) from all governmental authorities, except to the extent that the failure to receive any such consent would not reasonably be expected to have a material adverse effect on the business of the corporation surviving the Merger. Such consents shall include consent from Boehringer Ingelheim, if required.

            7.13. Ansan Board. Effective as of the Effective Time, all action shall have been taken so that the Ansan Board shall consist of seven members designated by Discovery, two members designated by Ansan and one member designated by D. H. Blair & Co.

            7.14. Documentation. All actions, proceedings, instruments, resolutions, certificates, and documents reasonably requested by Discovery to be executed and delivered to Discovery in order to carry out this Agreement and to consummate the Merger, and all of the relevant legal matters, shall be reasonably satisfactory to Discovery and its counsel.

            7.15. Legal Opinion of Ansan Counsel. Discovery shall receive an opinion dated the Closing Date of Heller Ehrman White & McAuliffe, counsel to Ansan, in substantially the form attached hereto as Exhibit 7.15.

            7.16. Fairness Opinion. The Board of Directors of Discovery shall have received an opinion, dated no later than August 17, 1997, from a reputable and independent investment banking firm that the terms of the Merger are fair to the stockholders of Discovery, which opinion shall be in form and substance reasonably satisfactory to Discovery.

            7.17. Appraisal Shares. The aggregate number of Appraisal Shares with respect to each of Ansan and Discovery shall not exceed five (5%) percent of the aggregate Ansan Stock outstanding immediately prior to the Merger or the aggregate Discovery Stock outstanding immediately prior to the Merger, as the case may be.

                                  ARTICLE VIII

                              PRE-CLOSING COVENANTS

            During the period from the date of this Agreement until the Effective Time, Ansan and Discovery (each sometimes referred to as a "Company" for the purposes of this Article VIII) each covenants and agrees as follows:

            8.1. Advice of Changes. Each Company will promptly advise the other Company in writing (i) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of such Company contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect, (ii) of any material adverse change in such Company's financial position, results of operations, assets, liabilities or business, and (iii) the occurrence of material noncompliance with Sections 8.3.21 (in the case of Ansan) or 8.15 (in the case of Discovery) of this Agreement. Not less than four days before the Closing, each Company shall deliver to the other Company hereto an update of the Disclosure Statement previously delivered by such Company, showing any changes which have occurred with respect to the information contained therein since it was originally issued and containing a description of any representation or warranty in this Agreement which is no longer true as of such date.

            8.2. Maintenance of Business. Each Company will use its reasonable best efforts to carry on and preserve its business and its relationships with customers, suppliers, employees and others in substantially the same manner as it has prior to the date hereof. If either Company becomes aware of a deterioration in the relationship with any customer, supplier or key employee, it will promptly bring such information to the attention of the other Company in writing.

            8.3. Conduct of Business. Ansan will continue to conduct its business and use reasonable efforts to maintain its business relationships in the ordinary and usual course and, except as provided in this Agreement, will not, without the prior written consent of Discovery:

                  8.3.1 borrow any money;

                  8.3.2 incur any liability except for those that may be incurred (i) in the ordinary course of business, consistent with past practice, and are not material in amount or (ii) in connection with the performance or consummation of this Agreement;

                  8.3.3 encumber or permit to be encumbered any of its assets except in the ordinary course of its business consistent with past practice;

                  8.3.4 dispose of any of its assets, except inventory in the ordinary course of business, consistent with past practice;

                  8.3.5 enter into any material lease or contract for the purchase or sale of any property, real or personal, except in the ordinary course of business, consistent with past practice;

                  8.3.6 fail to maintain its equipment and other assets in good working condition and repair according to the standards it has maintained such equipment and other assets to the date of this Agreement, subject only to ordinary wear and tear;

                  8.3.7 pay any bonus, increased salary, or special remuneration to any officer, employee (other than those paid in the ordinary course of business, consistent with past practice) or consultant or enter into any new employment or consulting agreement with any such person, except in the ordinary course of business, consistent with past practice;

                  8.3.8 change accounting methods;

                  8.3.9 declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock (except pursuant to employee stock repurchase agreements upon termination of an employee consistent with its past practice);

                  8.3.10 amend or terminate any contract, agreement or license to which it is a party except those amended or terminated in the ordinary course of business consistent with past practice, and which are not material in amount;

                  8.3.11 loan any amount to any person or entity, other than advances for travel and expenses which are incurred in the ordinary course of business consistent with past practice, not material in amount and documented by receipts for the claimed amounts;

                  8.3.12 guarantee or act as a surety for any obligation except for the endorsement of checks and other negotiable instruments in the ordinary course of business, consistent with past practice, which are not material in amount;

                  8.3.13 waive or release any material right or claim except in the ordinary course of business, consistent with past practice;

                  8.3.14 issue or sell any shares of its capital stock of any class (except upon the exercise of an option currently outstanding, as disclosed in Section 4.1, 4.2 or 5.1, as the case may be, or granted in accordance with this Section 8.3.14), or any other of its securities, or issue or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue shares of capital stock without the prior written consent of the other party hereto, which consent shall not be withheld unreasonably if options are being granted for the purpose of recruiting new personnel in accordance with the past practices regarding the pricing, the total number of options granted, the options awarded in relation to the job title of the recipient and the timing of the option awards;

                  8.3.15 accelerate the vesting of any outstanding options;

                  8.3.16 split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or affecting any other of its securities;

                  8.3.17 merge, consolidate or reorganize with, or acquire any entity, except for the Merger;

                  8.3.18 amend its Certificate of Incorporation or Bylaws, except as expressly contemplated by this Agreement;

                  8.3.19 other than pursuant to the Titan Agreement, license any of its technology or intellectual property, except in the ordinary course of business;

                  8.3.20 agree to do any of the things described in the preceding clauses 8.3.1 through 8.3.19; or

                  8.3.21 fail to conduct itself in material compliance with the budget of Ansan set forth on Section 10.3 to the Ansan Disclosure Statement.

            8.4. Stockholder Meetings. Each Company will use its reasonable best efforts to submit this Agreement and related matters for approval of their stockholders, which approval shall be recommended by each Company's Board of Directors and management, subject to the fiduciary obligations of its directors and officers.

            8.5. Proxy Statement. Ansan will send to its stockholders, for the purpose of considering and voting upon the Merger, the Proxy Statement. Discovery shall promptly provide to Ansan information in accordance with Sections 2.6 and 4.11 of this Agreement. Neither Company shall provide to its stockholders or publish any material that violates the 1933 Act or Exchange Act with respect to the transactions contemplated hereby.

            8.6. Regulatory Approvals. Prior to the Closing, each Company shall execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign which may be reasonably required, or which the other Company may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. Each Company shall use reasonable commercial efforts to obtain all such authorizations, approvals and consents.

            8.7. Necessary Consents. Prior to the Closing, each Company will use reasonable commercial efforts to obtain such written consents and take such other actions as may be necessary or appropriate in addition to those set forth in Section 8.6 to allow the consummation of the transactions contemplated hereby and to allow such Company to carry on its business after the Closing.

            8.8. Litigation. Prior to the Closing, each Company will notify the other Company in writing promptly after learning of any material actions, suits, proceedings or investigations by or before any court, board or governmental agency, initiated by or against it or any of its Subsidiaries, or known by it to be threatened against it or any of its Subsidiaries.

            8.9. Exclusivity. From the date hereof until the earlier of termination of this Agreement or consummation of the Merger, neither Ansan nor Discovery nor any of their officers, directors, employees, representatives (including any investment banker, attorney or accountant retained by them), agents or affiliates shall directly or indirectly encourage, solicit, initiate, facilitate or conduct discussions or negotiations with, provide any information to, or enter into any agreement with, any corporation, partnership, person or other entity or group concerning or expressing an interest in or proposing any merger, consolidation, reorganization, share exchange, business combination, liquidation, dissolution sale of all or significant assets or securities or other similar transaction involving Ansan or Discovery, except to the extent required by their fiduciary duties as determined by the Boards of Directors of Ansan or Discovery, as the case may be, after discussion with their counsel.

            8.10. Due Diligence. Until the Closing, each Company shall provide the other Company (including, subject to the receipt of any necessary confidentiality undertakings, accounting, legal, and investment banking representatives) with reasonable access to its offices and its senior employees for the purpose of due diligence, in accordance with procedures established by the parties to minimize disruptions of their businesses. Each party shall provide the other party with all material documents requested in the course of performing due diligence, including documents requested prior to execution of this Agreement, within 30 days of such request.

            8.11. Satisfaction of Conditions Precedent. Subject to the fiduciary obligations of its directors and officers, each Company will use its commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Section 6 and 7, and each Company will use its commercially reasonable efforts to cause the transactions contemplated by this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.

            8.12. Representations Regarding Tax Matters. Each Company, its officers, directors, and stockholders, will make such representations as are reasonably requested by counsel to both parties in order that such counsel may render the tax opinions required by Sections 6.7 and 7.5 hereof.

            8.13. Notification of Customers, Suppliers and Employees. Prior to the Closing, Discovery will notify each customer, supplier of products and employee who is material to Discovery's business of the basic facts relating to the transactions contemplated by this Agreement.

            8.14. Fairness Opinion. Discovery shall use commercially reasonable efforts to satisfy the condition set forth in Section 7.16.

            8.15. Discovery Working Capital. Through the Closing Date, Discovery shall use its best commercial efforts to maintain Discovery Working Capital of at least $5,000,000.

                                   ARTICLE IX

                  CONFIDENTIALITY COVENANT AND ANNOUNCEMENTS

            9.1. Confidentiality. Neither party to this Agreement shall use or disclose any non-public information obtained from the other party for any purpose unrelated to the Merger, and, if this Agreement is terminated for any reason whatsoever, each party shall return to the other or destroy all originals and copies of all documents and papers containing technical, financial, and other information furnished to such party pursuant to this Agreement or during the negotiations which preceded this Agreement, and shall neither use nor disclose any such information except to the extent that such information is available to the public, is rightfully obtained from third parties or is independently developed or is required to be disclosed by law or legal process.

            9.2. Announcements. Neither party to this Agreement shall issue a press release or other public communication relating to this Agreement, the Certificate of Merger or the Merger without the prior approval of the other party. Notwithstanding the foregoing, (i) Ansan may make such announcements regarding the Merger as, in the judgment of its management after consultation with legal counsel, are necessary to comply with securities laws or Nasdaq regulations (provided that Discover shall be afforded a reasonable opportunity to review the same), and (ii) Discovery may communicate with its stockholders regarding the foregoing matters.

                                    ARTICLE X

                                   TERMINATION

            10.1. Mutual Agreement. This Agreement may be terminated at any time prior to the Effective Time by the consent of Ansan and Discovery, even if and after the stockholders of Discovery and Ansan have approved this Agreement and the Certificate of Merger.

            10.2. Termination by Ansan. This Agreement may be terminated by Ansan alone, by means of written notice to Discovery if (a) Discovery fails to perform any material covenant of Discovery contained in this Agreement, or (b) any of the conditions set forth in Article VI of this Agreement shall not have been satisfied by December 31, 1997, or shall have become incapable of being satisfied by Discovery unless waived by Ansan.

            10.3. Termination by Discovery. This Agreement may be terminated by Discovery alone, by means of written notice to Ansan if (a) Ansan fails to perform any material covenant of Ansan contained in this Agreement or (b) any of the conditions set forth in Article VII of this Agreement shall not have been satisfied by December 31, 1997, or shall have become incapable of being satisfied by Ansan unless waived by Discovery, (c) Ansan fails to comply in any material respect with the operating budget dated as of the date hereof and included as Section 10.3 to the Disclosure Statement of Ansan, or (d) if before August 17, 1997, the conditions set forth in Section 7.16 has not been satisfied provided Discovery has complied with Section 8.14, which termination must be elected, if at all, by Discovery by August 17, 1997.

            10.4. Limitation on Damages. In no event shall any party to this Agreement be liable for any damages (including punitive and compensatory damages), costs or expenses aggregating in excess of $3,500,000 arising under or related to breaches or alleged breaches of this agreement and the transactions contemplated hereby.

                                   ARTICLE XI

                                  MISCELLANEOUS

            11.1. Future Structure. Concurrent with the Effective Time, Ansan shall change its name to a name mutually agreed-upon by both Ansan and Discovery.

            11.2. Expenses. Each of Ansan and Discovery shall pay its own costs and expenses, including legal, accounting and investment banking fees and expenses, relating to this Agreement, the negotiations leading up to this Agreement and the transactions contemplated by this Agreement. Ansan represents and warrants that it has not used any broker, finder or financial advisor in connection with the Merger other than Dakin Securities Corporation. Discovery represents and warrants that it has not used any broker, finder or financial advisor in connection with the Merger but that it intends to retain a financial advisor to render a fairness opinion in accordance with Section 7.16 of this Agreement.

            11.3. Amendment. This Agreement shall not be amended except by a writing duly executed by both parties.

            11.4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of this State of Delaware as applied to agreements entered into by Delaware residents and entirely to be performed within Delaware.

            11.5. Headings. The headings contained in this Agreement are intended for convenience and shall not be used to determine the rights of the parties.

            11.6. Mutual Contribution. The parties to this Agreement and their counsel have mutually contributed to its drafting.

            11.7. Notices. All notices, requests, demands, and other communications made in connection with this Agreement shall be in writing and shall be deemed to have been duly given on the date of delivery if delivered by hand delivery or by facsimile to the persons identified below or five days after mailing if mailed by certified or registered mail postage prepaid return receipt requested addressed as follows:

                  If to Ansan:

                  Ansan Pharmaceuticals, Inc.
                  400 Oyster Point Blvd.
                  South San Francisco, CA 94080
                  Attention: Vaughan Shalson
                  Facsimile: (415) 635-0211
                  Confirmation Number: (415) 635-0200

            With a copy to:

                  Heller, Ehrman, White & McAuliffe
                  525 University Avenue
                  Palo Alto, California  94301
                  Attention: August J. Moretti
                  Facsimile:  (415) 324-0638
                  Confirmation Number:  (415) 324-7000

            If to Discovery:

                  Discovery Laboratories, Inc.
                  509 Madison Avenue
                  New York, New York 10022
                  Attention:  President
                  Facsimile:  (212) 688-7978
                  Confirmation Number:  (212) 223-0960

            With a copy to:

                  Roberts, Sheridan & Kotel, A Professional Corporation 12 East 49th Street
                  New York, New York 10017
                  Attention:  Kenneth Alberstadt
                  Facsimile:  (212) 299-8686
                  Confirmation Number:  (212) 299-8640

            Such addresses may be changed, from time to time by means of a notice given in the matter provided in this section.

            11.8. Severability. If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the full extent.

            11.9. Termination of Representation and Warranties. All representations and warranties contained in this Agreement, including the exhibits, schedules and other documents delivered pursuant to this Agreement shall terminate at the Effective Time.

            11.10. Waiver. Waiver of any term or condition of this Agreement by any party shall not be construed as a waiver of a subsequent breach or failure of the same term or condition, or a waiver of any other term or condition in this Agreement.

            11.11. Assignment. Neither party may assign, by operation of law or otherwise, all or any portion of its rights or duties under this Agreement without the prior written consent of the other party, which consent may be withheld in the absolute discretion of the party asked to give consent.

            11.12. Counterparts. This Agreement may be signed in counterparts with the same effect as if the signatures to each party were upon a single instrument. All counterparts shall be deemed an original of this Agreement.

            11.13. Voting Agreements of Certain Discovery Stockholders. Within 14 days of the execution of this Agreement, each director of Discovery, as well as RAQ, LLC, shall enter into a voting agreement and irrevocable proxy in the form attached hereto as Exhibit 11.13, pursuant to which they shall agree to vote all the shares of Discovery Stock held by them in favor of the Merger.

            11.14. Voting Agreements of Ansan Stockholder. Within 14 days of the execution of this Agreement, Titan shall enter into a voting agreement and irrevocable proxy in substantially the form attached hereto as Exhibit 11.14, pursuant to which Titan shall agree to vote all the shares of Ansan Stock held by it in favor of the Merger.

            11.15. Other Remedies. No remedies contained in this Agreement or in any of the exhibits or schedules hereto shall be in lieu of, or constitute a waiver of, any remedies at law or in equity (not based upon negligent misrepresentation) that one party may otherwise have against the other party hereto or against any present or former officer, director or controlling stockholder of such party.

            11.16. No Solicitation of Employees. Until the Effective Date or six months after termination of this Agreement, whichever is later, each of Ansan and Discovery agrees that it will not solicit for hire any of the employees of the other.

            11.17. Entire Agreement. This Agreement, including the exhibit, schedules, and other documents delivered pursuant to this Agreement, contains all the terms and conditions agreed upon by the parties relating to the subject matter of this Agreement and supersedes all prior agreements, negotiations, correspondence, undertakings, and communications of the parties, whether oral or written, respecting that subject matter, except the nondisclosure agreements between Discovery and Ansan and ATI and Ansan.

            IN WITNESS WHEREOF, Ansan and Discovery have executed this Agreement as of the date first above written.

                                 ANSAN PHARMACEUTICALS, INC.

                                 By:
                                    ----------------------------------
                                 Title:
                                       -------------------------------

                                 DISCOVERY LABORATORIES, INC.

                                 By:
                                    ----------------------------------
                                 Title:
                                       -------------------------------

                                                                       EXHIBIT A

                                    [FORM OF]

                           CERTIFICATE OF DESIGNATION

                                       of

                      SERIES B CONVERTIBLE PREFERRED STOCK

                                       of

                           ANSAN PHARMACEUTICALS, INC.

                         Pursuant to Section 151 of the
                General Corporation Law of the State of Delaware

      ANSAN PHARMACEUTICALS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify that, pursuant to the authority conferred on the Board of Directors of the Corporation by the Certificates of Incorporation, as amended, of the Corporation and in accordance with Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation adopted the following resolution establishing a series of 2,420,280 shares of Preferred Stock of the Corporation designated as "Series B Convertible Preferred Stock":

      RESOLVED, that pursuant to the authority conferred on the Board of Directors of this Corporation by the Certificate of Incorporation, as amended, a series of Preferred Stock, par value $.001 per share, of the Corporation is hereby established and created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such Series B and the qualifications, limitations and restrictions thereof are as follows:

                      Series B Convertible Preferred Stock

      1. Designation and Amount. There shall be a series of Preferred Stock designated as "Series B Convertible Preferred Stock" and the number of shares constituting such series shall be 2,420,280. Such series is referred to herein as the "Series

      B Convertible Preferred Stock". Such number of shares may be increased or decreased by resolution of the Board of Directors of the Corporation; provided, however, that no decrease shall reduce the number of shares of Series B Convertible Preferred Stock to less than the number of shares then issued and outstanding.

      2. Dividends. Subject to the prior and superior rights of the holders of any shares of any series or class of capital stock ranking prior and superior to the shares of Series B Convertible Preferred Stock with respect to dividends and distributions, the holders of shares of Series B Convertible Preferred Stock, shall be entitled to receive dividends and distributions, when, as and if declared by the Board of Directors out of funds legally available for such purpose. If the Corporation declares a dividend or distribution on the common stock, par value $.001 per share (the "Common Stock"), of the Corporation, the holders of shares of Series B Convertible Preferred Stock shall be entitled to receive for each share of Series B Convertible Preferred Stock a dividend or distribution in the amount of the dividend or distribution that would be received by a holder of the Common Stock into which such share of Series B Convertible Preferred Stock is convertible on the record date for such dividend or distribution. If the Corporation declares a dividend or distribution on any other class or series of preferred stock, the holders of shares of Series B Convertible Preferred Stock shall be entitled to receive a dividend or distribution in an amount per share in proportion to the dividend or distribution declared on a share of such other class or series based on the liquidation preference of a share of the Series B Convertible Preferred Stock or series based upon the liquidation preference of a share of the Series B Convertible Preferred Stock relative to that of a share of such other class or series, unless the holders of at least 66.67% of the outstanding shares of Series B Convertible Preferred Stock consent otherwise. In any such case, the Corporation shall declare a dividend or distribution on the Series B Convertible Preferred Stock at the same time that it declares a dividend or distribution on the Common Stock or such other class or series of preferred stock and shall establish the same record date for the dividend or distribution on the Series B Convertible Preferred Stock as is established for such dividend or distribution on the Common Stock or such other class or series of preferred stock. Each such dividend or distribution will be payable to holders of record of the Series B Convertible Preferred Stock as they appeared on the records of the Corporation at the close of business on the record date declared for such dividend or distribution, as shall be fixed by the Board of Directors. Any dividend or distribution payable to the holders of the Series B Preferred Stock pursuant to this Section 2 shall be paid to such holders at the same time as the dividend or distribution on the Common Stock by which it is measured or paid. If the Corporation declares or pays a dividend or distribution on the Series B Convertible Preferred Stock as a result of the declaration or payment of a dividend or distribution on the Common Stock or any other class or series of preferred stock as described above, the holders of the Series B Convertible Preferred Stock shall not be entitled to any additional dividend or distribution solely because such first dividend or distribution also required the declaration or payment of a dividend or distribution on any other class or series of preferred stock. Any reference to "dividend" or "distribution" contained in this
Section 2 shall not be deemed to include any dividend or distribution made in connection with or in lieu of any Liquidation Event (as defined below).

      3. Liquidation Preference. In the event of a (i) liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) a sale or other disposition of all or substantially all of the assets of the Corporation or (iii) any consolidation, merger, combination, reorganization or other transaction in which the Corporation is not the surviving entity or the shares of Common Stock constituting in excess of 50% of the voting power of the Corporation are exchanged for or changed into other stock or securities, cash and/or any other property (a "Merger Transaction") (subparagraphs (i),(ii) and (iii) being collectively referred to as a "Liquidation Event"), after payment or provision for payment of debts and other liabilities of the Corporation, the holders of the Series B Convertible Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders, whether such assets are capital, surplus, or earnings, before any payment or declaration and setting apart for payment of any amount shall be made in respect of the stock junior to the Series B Convertible Preferred Stock, an amount equal to $13.50 per share plus an amount equal to all declared and unpaid dividends thereon; provided, however, in the case of a Merger Transaction, such $13.50 per share may be paid in cash and/or securities (valued at the closing price (as defined in Section 5) of such security) of the entity surviving such Merger Transaction. If upon any Liquidation Event, whether voluntary or involuntary, the assets to be distributed to the holders of the Series B Convertible Preferred Stock shall be insufficient to permit the payment to such shareholders of the full preferential amounts aforesaid, then all of the assets of the Corporation to be distributed shall be so distributed ratably to the holders of the Series B Convertible Preferred Stock on the basis of the number of shares of Series B Convertible Preferred Stock held. A consolidation or merger of the Corporation with or into another corporation, other than in a Merger Transaction, shall not be considered a liquidation, dissolution or winding up of the Corporation or a sale or other disposition of all or substantially all of the assets of the Corporation and accordingly the Corporation shall make appropriate provision to ensure that the terms of this Certificate of Designation survive any such transaction. All shares of Series B Convertible Preferred Stock shall rank as to payment upon the occurrence of any Liquidation Event senior to the Common Stock as provided herein and, unless the terms of such series shall provide otherwise, senior to all other series of the Corporation's preferred stock.

      4. Conversion.

            (a) Right of Conversion. The shares of Series B Convertible Preferred Stock shall be convertible, in whole or in part, at the option of the holder thereof and upon notice to the Corporation as set forth in paragraph (b) below, into fully paid and nonassessable shares of Common Stock and such other securities and property as hereinafter provided. The shares of Series B Convertible Preferred Stock shall be convertible initially at the rate of
4.672897 shares of Common Stock for each full share of Series B Convertible Preferred Stock and shall be subject to adjustment as provided herein. The initial conversion price per share of Common Stock is $2.14 and shall be subject to adjustment as provided herein. For purposes of this resolution, the "conversion rate" applicable to a share of Series B Convertible Preferred Stock shall be the number of shares of Common Stock and number or amount of any other securities and property as hereinafter provided into which a share of Series B Convertible Preferred Stock is then convertible and shall be determined by dividing the then existing conversion price into $10.00.

            The conversion price (subject to adjustments pursuant to the provisions of paragraph (c) below) in effect immediately prior to the date (the "Reset Date") that is 12 months after the first date on which shares of the Common Stock issued by the Company to the stockholders of Discovery Laboratories, Inc. in connection with the consummation of a merger of Discovery Laboratories, Inc. with and into the Company on or about the date of filing this certificate are traded on the NASDAQ SmallCap Market or the NASDAQ National Market (collectively referred to as "Nasdaq") or on any other national securities exchange or on the NASD Electronic Bulletin Board, shall be adjusted and reset effective as of the Reset Date if the average closing bid price of the Common Stock for the 30 consecutive trading days immediately preceding the Reset Date (the "12-Month Trade Price") is less than 135% of the then applicable conversion price (a "Reset Event"). Upon the occurrence of a Reset Event, the conversion price shall be reduced to be equal to the greater of (A) the 12-Month Trade Price divided by 1.35 and (B) 50% of the then applicable conversion price. If there is any change in the conversion price as a result of the preceding sentence, then the conversion rate shall be changed accordingly, and shall be determined by dividing the new conversion price into $10.00. The Corporation shall prepare a certificate signed by the principal financial officer of the Corporation setting forth the conversion rate as of the Reset Date, showing in reasonable detail the facts upon which such conversion rate is based, and such certificate shall be forthwith filed with the transfer agent of the Series B Convertible Preferred Stock. Notwithstanding the provisions of subparagraph (vi) of paragraph (c) below, a notice stating that the conversion rate has been adjusted pursuant to this paragraph, or that no adjustment is necessary, and setting forth the conversion rate in effect as of the Reset Date shall be mailed as promptly as practicable after the Reset Date by the Corporation to all record holders of the Series B Convertible Preferred Stock at their last addresses as they shall appear in the stock transfer books of the Corporation.

            The "closing bid price" for each trading day shall be the reported closing bid price on the NASDAQ Small-Cap Market or the NASDAQ National Market System (collectively referred to as, "NASDAQ") or, if the Common Stock is not quoted on NASDAQ, on the principal national securities exchange on which the Common Stock is listed or admitted to trading (based on the aggregate dollar value or all securities listed or admitted to trading), or if not listed or admitted to trading on any national securities exchange or quoted on NASDAQ, the closing bid price in the over-the-counter market as furnished by any NASD member firm selected from time to time by the Corporation for that purpose, or, if such prices are not available, the fair market value set by, or in a manner established by, the Board of Directors of the Corporation in good faith. "Trading day" shall mean a day on which the national securities exchange or NASDAQ used to determine the closing bid price is open for the transaction of business or the reporting of trades or, if the closing bid price is not so determined, a day or which NASDAQ is open for the transaction of business.

            (b) Conversion Procedures. Any holder of shares of Series B Convertible Preferred Stock desiring to convert such shares into Common Stock shall surrender the certificate or certificates evidencing such shares of Series B Convertible Preferred Stock at the office of the transfer agent for the Series B Convertible Preferred Stock, which certificate or certificates, if the Corporation shall so require, shall be duly endorsed to the Corporation or in blank, or accompanied by proper instruments of transfer to the Corporation or in blank, accompanied by irrevocable written notice to the Corporation that the holder elects so to convert such shares of Series B Convertible Preferred Stock and specifying the name or names (with address) in which a certificate or certificates evidencing shares of Common Stock are to be issued. The Corporation need not deem a notice of conversion to be received unless the holder complies with all the provisions hereof. The Corporation will instruct the transfer agent (which may be the Corporation) to make a notation of the date that a notice of conversion is received, which date shall be deemed to be the date of receipt for purposes hereof.

            The Corporation shall, as soon as practicable after such deposit of certificates evidencing shares of Series B Convertible Preferred Stock accompanied by the written notice and compliance with any other conditions herein contained, deliver at such office of such transfer agent to the person for whose account such Shares of Series B Convertible Preferred Stock were so surrendered, or to the nominee or nominees of such person, certificates evidencing the number of full shares of Common Stock to which such person shall be entitled as aforesaid, together with a cash adjustment of any fraction of a share as hereinafter provided. Subject to the following provisions of this paragraph, such conversion shall be deemed to have been made as of the date of such surrender of the shares of Series B Convertible Preferred Stock to be converted, and the person or persons entitled to receive the Common Stock deliverable upon conversion of such Series B Convertible Preferred Stock shall be treated for all purposes as the record holder or holders of such Common Stock on such date; provided, however, that the Corporation shall not be required to convert any shares of Series B Convertible Preferred Stock while the stock transfer books of the Corporation are closed for any purpose, but the surrender of Series B Convertible Preferred Stock for conversion during any period while such books are so closed shall become effective for conversion immediately upon the reopening of such books as if the surrender had been made on the date of such reopening, and the conversion shall be at the conversion rate in effect on such date. No adjustments in respect of any dividends on shares surrendered for conversion or any dividend on the Common Stock issued upon conversion shall be made upon the conversion of any shares of Series B Convertible Preferred Stock.

            All notices of conversions shall be irrevocable; provided, however, that if the Corporation has sent notice of an event pursuant to Sections 4(f) and (g) hereof, a holder of Series B Convertible Preferred Stock may, at its election, provide in its notice of conversion that the conversion of its shares of Series B Convertible Preferred Stock shall be contingent upon the occurrence of the record date or effectiveness of such event (as specified by such holder), provided that such notice of conversion is received by the Corporation prior to such record date or effective date, as the case may be.

            (c) Certain Adjustments of Conversion Rate. In addition to adjustment pursuant to paragraph (a) above, the conversion rate (and the corresponding conversion price) shall be subject to adjustment from time to time as follows:

                  (i) In case the Corporation shall (A) pay a dividend in Common Stock or make a distribution in Common Stock, (B) subdivide its outstanding Common Stock, (C) combine its outstanding Common Stock into a smaller number of shares of Common Stock or (D) issue by reclassification of its Common Stock other securities of the Corporation, then in each such case the conversion rate in effect immediately prior thereto shall be adjusted so that the holder of any shares of Series B Convertible Preferred Stock thereafter surrendered for conversion shall be entitled to receive the kind and number of shares of Common Stock or other securities of the Corporation which such holder would have owned or would have been entitled to receive immediately after the happening of any of the events described above had such shares of Series B Convertible Preferred Stock been converted immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this subparagraph (i) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

                  (ii) In case the Corporation shall issue rights, options, warrants or convertible securities to all or substantially all holders of its Common Stock, without any charge to such holders, entitling them to subscribe for or purchase Common Stock at a price per share which is lower at the record date mentioned below than both (A) the then effective conversion price and (B) the closing bid price (as defined in Section 4) for the trading day immediately prior to such record date (the "Current Market Price"), then the conversion rate shall be determined by multiplying the conversion rate theretofore in effect by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus the number of shares which the aggregate offering price of the total number of shares offered would purchase at such Current Market Price. Such adjustment shall be made whenever such rights, options, warrants or convertible securities are issued, and shall become effective immediately and retroactive to the record date for the determination of stockholders entitled to receive such rights, options, warrants or convertible securities. Notwithstanding any of the foregoing, no adjustment shall be made pursuant to the provisions of this subsection (ii), if such adjustment would result in a decrease of the conversion rate.

                  (iii) In case the Corporation shall distribute to all or substantially all holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions out of earnings) or rights, options, warrants or convertible securities containing the right to subscribe for or purchase Common Stock (excluding those referred to in subparagraph (ii) above), then in each case the conversion rate shall be determined by multiplying the conversion rate theretofore in effect by a fraction, of which the numerator shall be the then fair value as determined in good faith by the Corporation's Board of Directors on the date of such distribution, and of which the denominator shall be such fair value on such date minus the then fair value (as so determined) of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights, options, warrants or convertible securities applicable to one share. Such adjustment shall be made whenever any such distribution is made and shall become effective on the date of distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution.

                  (iv) Upon the expiration of any rights, options, warrants or conversion privileges, if such shall not have been exercised, the conversion rate shall, upon such expiration, be readjusted and shall thereafter be such as it would have been had it been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (A) the fact that Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion privileges, and (B) the fact that such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Corporation upon such exercise plus the consideration, if any, actually received by the Corporation for the issuance, sale or grant of all such rights, options, warrants or conversion privileges whether or not exercised.

                  (v) No adjustment in the conversion rate shall be required unless such adjustment would require an increase or decrease of at least 1% in such rate; provided, however, that the Corporation may make any such adjustment at its election; and provided, further, that any adjustments which by reason of this subparagraph (v) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this
Section 4 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

                  (vi) Whenever the conversion rate is adjusted as provided in any provision of this Section 4:

                        (A) the Corporation shall compute (or may retain a firm
                  of independent public accountants of recognized national standing (which may be any such firm regularly employed by the Corporation) to compute) the adjusted conversion rate in accordance with this Section 4 and shall prepare a certificate signed by the principal financial officer of the Corporation (or cause any such independent public accountants to execute a certificate) setting forth the adjusted conversion rate and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed with the transfer agent of the Series B Convertible Preferred Stock; and

                        (B) a notice stating that the conversion rate has been
                  adjusted and setting forth the adjusted conversion rate shall forthwith be required, and as soon as practicable after it is required, such notice shall be mailed by the Corporation to all record holders of Series B Convertible Preferred Stock at their last addresses as they shall appear in the stock transfer books of the Corporation.

                  (vii) In the event that at any time, as a result of any adjustment made pursuant to this Section 4, the holder of any shares of Series B Convertible Preferred Stock thereafter surrendered for conversion shall become entitled to receive any shares of the Corporation other than shares of Common Stock or to receive any other securities, the number of such other shares or securities so receivable upon conversion of any share of Series B Convertible Preferred Stock shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this Section 4 with respect to the Common Stock.

            (d) No Fractional Shares. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon conversion of Series B Convertible Preferred Stock. If more than one certificate evidencing shares of Series B Convertible Preferred Stock shall be surrendered for one certificate evidencing shares of Series B Convertible Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series B Convertible Preferred Stock so surrendered. Instead of any fractional share of Common Stock which would otherwise be issuable upon conversion of any shares of Series B Convertible Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to the same fraction of the market price per share of Common Stock (which shall be the closing price as defined in Section 5) at the close of business on the day of conversion.

            (e) Reservation of Shares; Transfer Taxes, Etc. The Corporation shall at all times reserve and keep available, out of its authorized and unissued stock, solely for the purpose of effecting the conversion of the Series B Convertible Preferred Stock, such number of shares of its Common Stock free of preemptive rights as shall from time to time be sufficient to effect the conversion of all shares of Series B Convertible Preferred Stock from time to time outstanding. The Corporation shall use its best efforts from time to time, in accordance with the laws of the State of Delaware, to increase the authorized number of shares of Common Stock if at any time the number of shares of Common Stock not outstanding shall not be sufficient to permit the conversion of all the then-outstanding shares of Series B Convertible Preferred Stock.

            The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of the Series B Convertible Preferred Stock. The Corporation shall not, however, be required to pay any tax which may be payable in respect to any transfer involved in the issue or delivery of Common Stock (or other securities or assets) in a name other than that in which the shares of Series B Convertible Preferred Stock so converted were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

            Notwithstanding anything to the contrary herein, before taking any action that would cause an adjustment reducing the conversion rate or before any such adjustment is made as a result of a Reset Event, in either event, such that the effective conversion price (for all purposes an amount equal to $10.00 divided by the conversion rate as in effect at such time) would be below the then par value of the Common Stock, the Corporation shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at the conversion rate as so adjusted.

            (f) Prior Notice of Certain Events. In case:

                  (i) the Corporation shall declare any dividend (or any other distribution) on its Common Stock; or

                  (ii) the Corporation shall authorize the granting to the holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or of any other rights or warrants; or

                  (iii) of any reclassification of Common Stock (other than a subdivision or combination of the outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Corporation is a party and for which approval of any stockholders of the Corporation shall be required, or of the sale or transfer of all or substantially all of the assets of the Corporation or of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other property; or

                  (iv) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation or other Liquidation Event:

then the Corporation shall cause to be filed with the transfer agent for the Series B Convertible Preferred Stock, and shall cause to be mailed to the holders of record of the Series B Convertible Preferred Stock, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least 20 days prior to the applicable record date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution or granting of rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined and a description of the cash, securities or other property to be received by such holders upon such dividend, distribution or granting of rights or warrants or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up is expected to become effective, the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such exchange, dissolution, liquidation, winding up or other Liquidation Event and the consideration, including securities or other property, to be received by such holders upon such exchange; provided, however, that no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice.

            (g) Other Changes in Conversion Rate. The Corporation from time to time may increase the conversion rate by any amount for any period of time if the period is at least 20 days and if the increase is irrevocable during the period. Whenever the conversion rate is so increase, the Corporation shall mail to holders of record of the Series B Convertible Preferred Stock a notice of the increase at least 15 days before the date the increased conversion rate takes effect, and such notice shall state the increased conversion rate and the period it will be in effect.

            The Corporation may make such increases in the conversion rate, in addition to those required or allowed by this Section 4, as shall be determined by it, as evidenced by a resolution of the Board of Directors, to be advisable in order to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any even treated as such for income tax purposes.

            (h) Ambiguities/Errors. The Board of Directors of the Corporation shall have the power to resolve any ambiguity or correct any error in the provisions relating to the convertibility of the Series B Convertible Preferred Stock, and its actions in so doing shall be final and conclusive.

      5. Mandatory Conversion. At any time on or after the Reset Date, the Corporation, at its option, may cause the Series B Convertible Preferred Stock to be converted in whole, or in part, on a pro rata basis, into fully paid and nonassessable shares of Common Stock and such other securities and property as herein provided if the closing price of the Common Stock shall have exceeded 150% of the then applicable conversion price for at least 20 trading days in any 30 consecutive trading day period. Any shares of Series B Convertible Preferred Stock so converted shall be treated as having been surrendered by the holder thereof for conversion pursuant to Section 4 on the date of such mandatory conversion (unless previously converted at the option of the holder).

      Not more than 60 nor less than 20 days prior to the date of any such mandatory conversion, notice by first class mail, postage prepaid, shall be given to the holders of record of the Series B Convertible Preferred Stock to be converted, addressed to such holders at their last addresses as shown on the stock transfer books of the Corporation. Each such notice shall specify that date fixed for conversion, the place or places for surrender of shares of Series B Convertible Preferred Stock, and the then effective conversion rate pursuant to Section 4.

      The "closing price" for each trading day shall be the reported last sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the NASDAQ or, if the Common Stock is not quoted on NASDAQ, on the principal national securities exchange on which the Common Stock is listed or admitted to trading (based on the aggregate dollar value of all securities listed or admitted to trading) or, if not listed or admitted to trading on any national securities exchange or quoted on NASDAQ, the average of the closing bid and asked prices in the over-the-counter market as furnished by any NASD member firm selected from time to time by the Corporation for that purpose, or, if such prices are not available, the fair market value set by, or in a manner established by, the Board of Directors of the Corporation in good faith. "Trading day" shall have the meaning given in Section 4 hereof.

      Any notice which is mailed as herein provided shall be conclusively presumed to have been duly given by the Corporation on the date deposited in the mail, whether or not the holder of the Series B Convertible Preferred Stock receives such notice; and failure properly to give such notice by mail, or any defect in such notice, to the holders of the shares to be converted shall not affect the validity of the proceedings for the conversion of any other shares of Series B Convertible Preferred Stock. On or after the date fixed for conversion as stated in such notice, each holder of shares called to be converted shall surrender the certificate evidencing such shares to the Corporation at the place designated in such notice for conversion. Notwithstanding that the certificates evidencing any shares properly called for conversion shall not have been surrendered, the shares shall no longer be deemed outstanding and all rights whatsoever with respect to the shares so called for conversion (except that right of the holders to convert such shares upon surrender of their certificates therefor) shall terminate.

      6. Voting Rights

            (a) General. Except as otherwise provided herein, in the Certificate of Incorporation or the By-laws, the holders of shares of Series B Convertible Preferred Stock, the holders of shares of Common Stock and the holders of any other class or series of shares entitled to vote with the Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation. In any such vote, each share of Series B Convertible Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the Common Stock into which such share of Series B Convertible Preferred Stock is convertible on the record date for such vote, or if no record date has been established, on the date such vote is taken. Any shares of Series B Convertible Preferred Stock held by the Corporation or any entity controlled by the Corporation shall not have voting rights hereunder and shall not be counted in determining the presence of a quorum.

            (b) Class Voting Rights. In addition to any vote specified in paragraph (a) of this Section 6, so long as 50% of the shares of Series B Convertible Preferred Stock (including those shares of Series B Convertible Preferred Stock issued or issuable upon the exercise of the warrants issued to Paramount Capital, Inc.) shall be outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least 66.67% of all outstanding Series B Convertible Preferred Stock voting separately as a class,
(i) amend, alter or repeal any provision of the Certificate of Incorporation, as amended, or the Bylaws of the Corporation so as adversely to affect the relative rights, preferences, qualifications, limitations or restrictions of the Series B Convertible Preferred Stock, (ii) declare any dividend or distribution on the Common Stock or any other class or series of preferred stock or authorize the repurchase of any securities of the Corporation or (iii) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, (A) ranking prior to, or on a parity with, the Series B Convertible Preferred Stock upon liquidation, dissolution or winding up of the Corporation or a sale of all or substantially all of the assets of the Corporation or (B) providing for the payment of any dividends or distributions. A class vote on the part of the Series B Convertible Preferred Stock shall, without limitation, specifically not be deemed to be required (except as otherwise required by law or resolution of the Corporation's Board of Directors) in connection with: (a) the authorization, issuance or increase in the authorized amount of Common Stock or of any shares of any other class or series of stock ranking junior to the Series B Convertible Preferred Stock in respect of distributions upon liquidation, dissolution or winding up of the Corporation; (b) the authorization, issuance or increase in the amount of the Series B Convertible Preferred Stock or any bonds, mortgage, debentures or other obligations of the Corporation (other than bonds, mortgages, debentures or other obligations convertible into or exchangeable for or having option rights to purchase any shares of stock of the Corporation, the authorization, issuance or increase in amount of which would require the consent of the holders of the Series B Convertible Preferred Stock); or (c) any consolidation or merger of the Corporation with or into another corporation in which the Corporation is not the surviving entity, a sale or transfer of all or part of the Corporation's assets for cash, securities or other property, or a compulsory share exchange.

      7. Outstanding Shares. For purposes of this Certificate of Designation, all shares of Series B Convertible Preferred Stock shall be deemed outstanding except (i) from the date, or the deemed date, of surrender of certificates evidencing shares of Series B Convertible Preferred Stock, all shares of Series B Convertible Preferred Stock converted into Common Stock, (ii) from the date of registration of transfer, all shares of Series B Convertible Preferred Stock held of record by the Corporation or any subsidiary of the Corporation and (iii) any and all shares of Series B Convertible Preferred Stock held in escrow prior to delivery of such stock by the Corporation to the initial beneficial owners thereof.

      8. Status of Acquired Shares. Shares of Series B Convertible Preferred Stock received upon conversion pursuant to Section 4 or Section 5 or otherwise acquired by the Corporation will be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to class, and may thereafter be issued, but not as shares of Series B Convertible Preferred Stock.

      9. Preemptive Rights. The Series B Convertible Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

      10. No Amendment or Impairment. The Corporation shall not amend its Certificate of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Series B Preferred Stock against impairment.

      11. Severability of Provisions. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

      IN WITNESS WHEREOF, Ansan Pharmaceuticals, Inc. has caused this certificate to be signed on its behalf by ____________________, its _________________, this ___ day of _______________, 1997.

                                          ANSAN PHARMACEUTICALS, INC.


                                          By:
                                                ---------------------

                                          Name:
                                                ---------------------

                                          Title:
                                                ---------------------

                                    EXHIBIT B

                              CERTIFICATE OF MERGER
                                     MERGING
                          DISCOVERY LABORATORIES, INC.
                                  WITH AND INTO
                           ANSAN PHARMACEUTICALS, INC.

            Pursuant to Section 251 of the General Corporation Law of
                              the State of Delaware

            Discovery Laboratories, Inc., a Delaware corporation ("Discovery") and Ansan Pharmaceuticals, Inc., a Delaware corporation ("Ansan"), DO HEREBY CERTIFY AS FOLLOWS:

            FIRST: That Discovery was incorporated on May 18, 1993, pursuant to the Delaware General Corporation Law (the "Delaware Law"), and that Ansan was incorporated on November 6, 1992, pursuant to the Delaware Law.

            SECOND: That an Agreement and Plan of Reorganization and Merger (the "Merger Agreement"), dated as of July __, 1997, among Ansan and Discovery, setting forth the terms and conditions of the merger of Discovery with and into Ansan (the "Merger"), has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with Section 251 of the Delaware Law.

            THIRD: That the name of the surviving corporation (the "Surviving Corporation") shall be "________"

            FOURTH: That pursuant to the Merger Agreement, the Certificate of Incorporation of the Surviving Corporation is amended to read in its entirety as set forth in Exhibit A hereto.

            FIFTH: That an executed copy of the Merger Agreement is on file at the principal place of business of the Surviving Corporation at the following address:

                               509 Madison Avenue
                            New York, New York 10022

            SIXTH: That a copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any constituent corporation.

            SEVENTH: That the Merger shall become effective at _____ [am/pm] on the day of filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

            IN WITNESS WHEREOF, each of Discovery and Ansan has caused this Certificate of Merger to be executed in its corporate name this __ day of _______, 1997.

                                       DISCOVERY LABORATORIES, INC.


                                       ----------------------------
                                       By:
                                       Its:

                                       ANSAN PHARMACEUTICALS, INC.


                                       ----------------------------
                                       By:
                                       Its:

                                    EXHIBIT C

                              SUBLICENSE AGREEMENT

      THIS SUBLICENSE AGREEMENT (the "Agreement") is made and entered into as of this ___ day of July 1997 by and between ANSAN PHARMACEUTICALS, INC.("Ansan") and TITAN PHARMACEUTICALS, INC.("Titan").

                                    RECITALS

      A. Titan is the principal stockholder of Ansan.

      B. Ansan has licensed patent rights pursuant to the terms of a License Agreement dated as of October 31, 1992 by and between Ansan and Bar-Ilan Research & Development Company Ltd.

      C. The parties desire to sublicense to Titan certain Ansan drug compounds in certain fields in return for transfer to Ansan of all the Ansan securities owned by Titan and payment by Titan of a royalty on net sales of the drug compounds, subject to the terms and conditions of this Agreement.

      THE PARTIES AGREE AS FOLLOWS:

      1. Definitions. As used in this Agreement, the following terms shall have the following meaning:

            "Affiliate" shall mean any company or entity, the voting control of which is at least fifty per cent (50%), directly or indirectly, owned or controlled by Titan or which, directly or indirectly, owns or controls at least fifty percent (50%) of Titan or which is under common control with Titan, and shall also mean any company or entity in fact effectively controlled by or under common control with Titan.

            "AN 9" shall mean pivaloyloxymethyl butyrate.

            "AN 10" shall mean butylidene dibutyrate.

            "Bar-Ilan" shall mean Bar-Ilan Research & Development Company Ltd., an Israeli corporation.

            "Bar-Ilan License Agreement" shall mean the License Agreement dated as of October 31, 1992 by and between Ansan and Bar-Ilan.

            "Discovery" shall mean Discovery Laboratories, Inc., a Delaware corporation

            "Hemoglobinopathies Patent" shall mean issued U.S. Patent
No. 5,569,675 and any related foreign patent applications or patents, including any continuations, continuations-in-part, divisional, reissues, reexaminations or extensions thereof.

            "Licensed Products" shall have the meaning set forth in Section 1.4 of the Bar-Ilan License Agreement.

            "Licensed Processes" shall have the meaning set forth in Section 1.5 of the Bar-Ilan License Agreement.

            "Merger Agreement" shall mean that Agreement and Plan of Reorganization dated as of the date hereof by and between Ansan and Discovery.

            "Net Sales" shall have the meaning set forth in Section 1.7 of the Bar-Ilan License Agreement.

            "Nudelman Patent" shall mean issued U.S. Patent No. 5,200,553 and any related foreign patent applications or patents, including any continuations, continuations-in-part, divisional, reissues, reexaminations or extensions thereof.

            "Patent Rights" shall have the meaning set forth in Section 1.3 of the Bar-Ilan License Agreement.

            "Securities" shall mean those Ansan securities set forth in Exhibit A hereto.

            "Titan Field" shall mean: (a) with respect to all compounds except AN 10, all indications except (i) those covered by the Hemoglobinopathies Patent and (ii) topical applications (other than oncologic disorders) and (b)with respect to AN 10, non-topical applications for oncologic disorders.

      2. Sublicense.

            2.1 Grant. Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 4) Ansan shall grant to Titan a worldwide sublicense to practice under the Patent Rights, and to make, have made, use, lease and/or sell the Licensed Products in the Titan Field and to practice the Licensed Processes in the Titan Field, said sublicense to include the right to subsublicense in the Titan Field and to be exclusive to Titan in the Titan Field. The parties agree that the obligations to pay royalties to Bar-Ilan pursuant to Article 4 of the Bar-Ilan License Agreement and Titan's obligation to pay Ansan royalties pursuant to Section 2.4 hereof shall continue until the expiration of the last applicable patent on such Licensed Product or Licensed Process in such country, after which time Ansan's license under the Bar-Ilan License Agreement and Titan's sublicense under this Agreement shall become fully paid-up, perpetual licenses.

            2.2 Incorporation of Bar-Ilan License Agreement Terms. The parties hereby incorporate the following terms of the Bar-Ilan License Agreement, modified to provide that Titan shall have the rights and obligations of LICENSEE and ANSAN shall have the rights and obligations of BAR-ILAN and references to "this License Agreement" shall be interpreted to mean "this Agreement": Sections 1.3, 1.4, 1.5, 1.7, 2.2, 2.3, 3.1 (except for the last clause "consistent with the business plan described in Paragraph 3.2.3, below"), 3.3, 3.5, 4.1, 4.2, 4.3, 4.4, 5.1, 5.2, 5.3, 7.1, 7.2, 7.4, 7.5, 7.6, 7.7,7.8, 9.1,9.2, 9.3, 9.4,
9.5, 10.1 and 10.2.

            2.3 Patent Prosecution of Nudelman Patent. Titan at its own expense and utilizing patent counsel of its choice shall have the sole right and responsibility for the prosecution and maintenance of the Nudelman Patent, provided that Titan shall not take any action with respect to the Nudelman Patent that could result in any diminution of rights relating to the composition of matter claims relating to AN10. Ansan shall have the sole right and responsibility for the prosecution and maintenance of the Hemoglobinopathies Patent.

            2.4 Royalties to Ansan. In addition to the royalties payable pursuant to Section 2.2, Titan shall pay to Ansan to the end of the term of the Patent Rights or until this Agreement is terminated in accordance with its terms, in each calendar year an amount equal to 2% of Net Sales by Titan, any Affiliate or any sublicensee of Titan.

      3. Securities. Subject to the terms and conditions of this Agreement, Titan agrees to transfer to Ansan at the Closing (as defined in Section 4) all right, title and interest in the Securities, free and clear of any and all liens, encumbrances and security interests. Ansan and Titan acknowledge that a portion of the Securities are held by Continental Stock Transfer & Trust Company as Escrow Agent pursuant to the terms of an Escrow Agreement dated as of May ___, 1995. Ansan and Titan agree to take all steps reasonably necessary to obtain release of such Securities and delivery to Ansan in accordance with the terms of this Agreement.

      4. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place simultaneously with the closing of the Merger Agreement at the offices of Heller Ehrman White & McAuliffe, 525 University Avenue, Palo Alto, California or at such other time, date and location as the parties agree.

      5. Conditions to Closing.

            5.1 Conditions to Obligations of Titan. The obligations of Titan to consummate the transactions contemplated hereby shall be subject to satisfaction at the Closing of each of the following conditions, any of which may be waived by Titan:

            (a) Representations and Warranties. The representations and warranties of Ansan contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and as of the date of the Closing. Titan shall have received a certificate with respect to the foregoing signed on behalf of Ansan by the Chief Executive Officer of Ansan.

            (b) Closing of the Merger Agreement. The transactions contemplated by the Merger Agreement shall have closed.

            (c) Side Agreement. Bar-Ilan shall have executed and delivered the Side Agreement in substantially the form attached as Exhibit 5 hereto.

            5.2 Conditions to Obligations of Ansan. The obligations of Ansan to consummate the transactions contemplated hereby shall be subject to satisfaction at the Closing of each of the following conditions, any of which may be waived by Ansan:

            (a) Representations and Warranties. The representations and warranties of Titan contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and as of the date of the Closing. Ansan shall have received a certificate with respect to the foregoing signed on behalf of Titan by the Chief Executive officer of Titan.

            (b) Closing of the Merger Agreement. The transactions contemplated by the Merger Agreement shall have closed.

      6. Representations and Warranties of Titan.

            6.1 Authority. Titan has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Titan.

            6.2 Ownership of Securities. Titan is the sole record and beneficial owner of the Securities and owns all right, title and interest in such Securities free and clear of all liens, encumbrances and security interests and at the Closing shall transfer title to such Securities free and clear of all liens, encumbrances and security interests. Titan does not own beneficially or of record or have the right to purchase any securities of Ansan other than the Securities.

      7. Representations and Warranties of Ansan.

            7.1 Authority. Ansan has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Ansan, subject to approval of the stockholders of Ansan.

            7.2 Bar-Ilan License Agreement. The Bar-Ilan License Agreement is in full force and effect, and to the knowledge of Ansan, neither Ansan nor Bar-Ilan is in material breach of any term of the Bar-Ilan License Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not constitute a breach of the Bar-Ilan License Agreement.

            7.3 Patents. Except as disclosed in any filings by Ansan with the Securities and Exchange Commission pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 prior to the date hereof, Ansan has no knowledge of any pending or threatened litigation claiming that any claim of the Nudelman Patent infringes the rights of any other person, and to Ansan's knowledge there has been no infringement of the Nudelman Patent by any other person. During the terms of the Bar-Ilan License Agreement, Ansan has satisfied all of its obligations to maintain the Nudelman Patent.

      8. Transfer of Know-How. Within 30 days after the Closing, Ansan shall transfer to Titan, free of charge, (a) copies of all pertinent documents relating to the sublicense herein granted, including all reports, data, contracts and regulatory submissions and (b) all remaining Licensed Product which has been formulated for non-topical use. Ansan and Titan shall promptly after the Closing take all steps necessary to transfer the IND into Titan's name and shall notify the FDA of such intention within 30 days after the Closing. If necessary, the parties will cooperate in good faith to establish in agreement for continuing support of the AN 9 product development program. The parties will negotiate the specifics of such an agreement and the reimbursement to be made to Ansan for expenses incurred in connection therewith on or before the Closing.

      9. Miscellaneous.

            9.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by facsimile transmission, overnight courier, or certified, registered or express mail, postage prepaid. Any such notice shall be deemed delivered when so delivered personally or when sent by facsimile transmission (provided that an appropriate indication of successful transmission is given by the sending facsimile transmitter and a confirmation copy is sent by overnight courier), or if sent by overnight courier, one day after deposit with an overnight courier, or, if mailed, three days after the date of deposit in the United States mails as follows:

       If to Ansan:             Ansan Pharmaceuticals, Inc.
                                400 Oyster Point Boulevard, Suite 435
                                South San Francisco, California 94080
                                Attention: President
                                Telecopy No. (415) 635-0201

       If to Titan:             Titan Pharmaceuticals, Inc.
                                400 Oyster Point Boulevard, Suite 505
                                South San Francisco, California 94080
                                Attention: President
                                Telecopy No. (415) 244-4956

Either party may, by notice given in accordance with this Section to the other party, designate another address or person for receipt of notices hereunder.

            9.2 Binding Effect; Amendment; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies whatsoever.

This Agreement may be amended only by an instrument in writing signed on behalf of each of the parties. Neither party may sell, transfer or assign any of its rights or obligations under this Agreement without the written consent of the other party, which will not be unreasonably withheld.

            9.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to agreements made between California residents and to be performed entirely within such State.

            9.4 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

            9.5 Further Assurances. Each party will execute and deliver all such further documents and instruments and take all such further actions as may be necessary to consummate the transactions contemplated hereby.

            9.6 Disputes. Any and all disputes between the parties arising from or relating to this Agreement shall be referred to the Chief Executive Officers of Ansan and Titan, respectively, and they shall endeavor to resolve such dispute in good faith for a period of 45 days. If any such dispute has not been resolved within such 45-day period, either parry may file an action in a court of competent jurisdiction.

            9.7 Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior and contemporaneous agreements, understandings, discussions and correspondence between the parties with respect to the subject matter.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ANSAN PHARMACEUTICALS, INC.            TITAN PHARMACEUTICALS, INC.


By:                                    By:
   ------------------------               ------------------------

                                                                     Exhibit 6.9
                                     FORM OF

                              AFFILIATE'S AGREEMENT

                                 _____ __, 1997

Ansan Pharmaceuticals, Inc.
400 Oyster Point Boulevard
South San Francisco, California 94080

Ladies and Gentlemen:

      1. Reference is made to the Agreement and Plan of Reorganization and Merger dated as of July __, 1997 (the "Merger Agreement"), made and entered into by and among Ansan Pharmaceuticals, Inc., a Delaware corporation ("Ansan") and Discovery Laboratories, Inc., a Delaware corporation ("Discovery"). The Merger Agreement provides for the merger of Discovery with and into Ansan (the "Merger") in a transaction in which shares of Discovery capital stock will be exchanged and converted into shares of Ansan capital stock.

      2. I have been informed that the Ansan Preferred Stock (the "Ansan Preferred") and the Ansan Common Stock (the "Ansan Common") which I may acquire in connection with the Merger will be registered under the Securities Act of 1933, as amended (the "Securities Act"); that the Merger constitutes a transaction covered by Rule 145 of the Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act; that as of the date hereof I may be deemed to be an "affiliate" of Discovery within the meaning of Rule 145; and that the shares of Ansan Preferred and Ansan Common which I will acquire in connection with the Merger (or the shares of Ansan Common issued on conversion of the Ansan Preferred) may only be disposed of in conformity with the provisions of Rule 145 or otherwise in conformity with the Securities Act and the other limitations described herein.

Ansan Pharmaceuticals, Inc.
__________, 1997                                                          Page 2

      3. I represent, warrant and agree as follows:

            (a) I have full power to execute this letter and to make the representations, warranties and agreements herein and to perform my obligations hereunder.

            (b) Appendix A attached hereto sets forth all shares of Discovery capital stock owned by me, including all options or other rights to acquire Discovery capital stock (including any shares of preferred stock) of Discovery as to which I have sole or shared voting or investment power (the "Discovery Shares").

            (c) I will not sell, transfer or dispose of any shares of Ansan Preferred or Ansan Common that I may acquire in connection with the Merger in exchange for the Discovery Shares owned by me, or any securities which may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor or upon conversion thereof (all such shares and other securities being herein sometimes collectively referred to as "Restricted Securities"), or any option, right or other interest with respect to any Restricted Securities, unless such sale, transfer or disposition is effected as provided in Section 5 hereof.

      4. By countersigning below, Ansan agrees that it will: (i) until the first anniversary of the effective time of the Merger, as provided in the Merger Agreement (the "Effective Time"), file all reports required to be filed under the Exchange Act of 1934, as amended (the "Exchange Act"), within the time period permitted; and (ii) after the first anniversary of the Effective Time, file all reports and data with the Commission necessary to permit me to sell Restricted Securities pursuant to and otherwise in conformity with Rule 145(d) under the Securities Act. I understand that Ansan is under no obligation to register the sale, transfer, or other disposition of any Restricted Securities by or on behalf of me or to take any other action necessary in order to make compliance with an exception from registration available to me, other than as set forth herein and other than pursuant to any rights to registration that I may have under any agreement with Discovery, which agreements will be assumed by Ansan in connection with the Merger.

      5. I understand that the provisions of Rule 145 restrict public resales of restricted securities. If in fact the undersigned were an affiliate under the Securities Act for purposes of Rule 145, I understand that I may publicly sell my Restricted Securities as follows:

Ansan Pharmaceuticals, Inc.
__________, 1997                                                          Page 3

            (a) Pursuant to Rule 145(d)(1):

                  I understand Rule 145(d)(1) permits public resales of Restricted Securities only (a) while Ansan meets the public information requirements of Rule 144(c), (b) in broker's transactions within the meaning of
Section 4(4) of the Securities Act or in a "market makers" transaction as defined by reference to Section 3(a)(38) of the Exchange Act and otherwise in compliance with Rule 144(f), and (c) where the aggregate number of Restricted Securities sold at any time together with all sales of Ansan Common Stock sold for my account during the preceding three-month period does not exceed the greater of: (i) one percent of the Ansan Common Stock outstanding; or (ii) the average weekly volume of trading in Ansan Common Stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association, during the four calendar week period preceding any such sale, or (iii) the average weekly volume of trading in Ansan Common Stock reported through the consolidated transaction reporting system contemplated by Rule 11Aa3-1 of the Exchange Act during the four week period specified in clause (ii) above.

            (b) Pursuant to Rule 145(d)(2):

                  I understand I may make unrestricted resales of Restricted Securities pursuant to Rule 145(d)(2) if I have beneficially owned the Restricted Securities for at least one year as determined in accordance with Rule 144(d) and am not an affiliate of Ansan and Ansan meets the public information requirements of Rule 144(c).

            (c) Pursuant to Rule 145(d)(3):

                  I understand I may make unrestricted resales of Restricted Securities pursuant to Rule 145(d)(3) if I have beneficially owned the Restricted Securities for at least two years as determined in accordance with Rule 144(d) and am not, and have not been for at least three months, an affiliate of Ansan.

      By its countersignature below Ansan acknowledges that the provisions of
Section 1(c) of this Affiliate's Agreement will be satisfied, as to any sale by me of Restricted Securities: (i) in a sale that has been registered under the Securities Act, (ii) pursuant to Rule 145(d) under the Securities Act while Ansan meets the public information requirements of Rule 144(c), by a broker's letter or market maker's letter with respect to that sale stating that each of the above-described requirements of Rule 145(d)(1) has been

Ansan Pharmaceuticals, Inc.
__________, 1997                                                          Page 4

met or is inapplicable by virtue of Rule 145(d)(2) or Rule 145(d)(3); or (iii) in a transaction otherwise exempt from the Securities Act; provided, however, that if counsel for Ansan reasonably believes that the provisions of Rule 145(d) or the Securities Act have not been complied with in respect of such sale by me, and if requested by Ansan in connection with a proposed disposition other than pursuant to a registered offering, I will furnish to Ansan a copy of a "no action" letter or other communication from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Ansan and its counsel, to the effect that all of the applicable requirements of Rule 145(d) or the Securities Act have been complied with.

      6. I also understand that stop transfer instructions will be given to Ansan's transfer agent with respect to certificates evidencing the Restricted Securities and that there will be placed on the certificates evidencing the Restricted Securities a legend stating in substance:

            THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN AN AGREEMENT BETWEEN THE REGISTERED HOLDER THEREOF AND ANSAN PHARMACEUTICALS, INC. THE AGREEMENT PROVIDES THAT THE SHARES MAY NOT BE SOLD, TRANSFERRED OR DISPOSED OF UNLESS SUCH SALE, TRANSFER OR DISPOSITION (a) HAS BEEN REGISTERED FOR RESALE UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), OR (b) MEETS THE REQUIREMENTS OF RULE 145 UNDER THE ACT , OR (c) IS OTHERWISE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE ACT. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF THE COMPANY.

      By countersigning below Ansan agrees that such stop transfer instruction and legend will be removed promptly if it has received an opinion of counsel reasonably satisfactory to it, or a no-action letter of the staff of the Securities and Exchange Commission to the effect that the restrictions of Rule 145 are inapplicable to the Restricted Securities or, upon request by the undersigned, after the second anniversary of the Effective Time; provided, however, that Ansan reserves the right to impose stop transfer instructions and legends on certificates with respect to shares held by affiliates of

Ansan Pharmaceuticals, Inc.
__________, 1997                                                          Page 5

Ansan to insure compliance with Rule 144 under the Securities Act in the manner that Ansan generally takes such measures with respect to shares held by its affiliates.

      7. Once countersigned by Ansan, this letter shall be binding upon and enforceable against (i) me and my administrators, executors, representatives, heirs, legatees and devisees and any pledgee holding Restricted Securities as collateral, and (ii) any successors to or assignees of Ansan.

      8. I have carefully read this letter and have discussed its requirements and other applicable limitations upon the sale, transfer, or other disposition of the Restricted Securities and other Ansan securities owned by me with my counsel or counsel to Discovery to the extent I felt necessary.

      9. Execution of this letter shall not be deemed an admission on the part of the undersigned that the undersigned is an "affiliate" of Ansan or Discovery nor shall such execution be deemed to constitute a waiver of any rights of the undersigned to object to any claim that it is an "affiliate" on or after the date hereof.

      10. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware as applied to agreements entered into and performed by Delaware residents and entirely to be performed within Delaware.

                                               Very truly yours,


                                               ---------------------------------
                                               (Print name of stockholder)

                                                By:
                                                   -----------------------------

                                                Title:
                                                      --------------------------

Ansan Pharmaceuticals, Inc.
__________, 1997                                                          Page 6

By signing below, Ansan represents and warrants that it has full power to execute this letter and to make the representations, warranties and agreements herein and to perform its obligations hereunder.

ANSAN PHARMACEUTICALS, INC.


By:
    -----------------------
    Vaughan Shalson
    Chief Executive Officer

                                   APPENDIX A
                                       TO
                              AFFILIATE'S AGREEMENT

Common Stock:

Preferred Stock:

Options and other Rights:

                                                                   Exhibit 6.10A

                        [FORM OF LOCK-UP FOR ALL PERSONS
                        RECEIVING COMMON STOCK, PREFERRED
                      STOCK, OPTIONS AND WARRANTS OF ANSAN,
                         EXCEPT AUGUST THROUGH NOVEMBER,
                        1996 PRIVATE PLACEMENT INVESTORS]

__________ __, 1997

Ansan Pharmaceuticals, Inc.
400 Oyster Point Boulevard
South San Francisco, California  94080

Ladies and Gentlemen:

      This letter agreement is in connection with the Agreement and Plan of Reorganization and Merger dated as of July __, 1997 (the "Merger Agreement") by and among Ansan Pharmaceuticals, Inc., a Delaware corporation (the "Company") and Discovery Laboratories, Inc., a Delaware corporation pursuant to which, subject to the terms and conditions of the Merger Agreement, the undersigned may receive securities of the Company (the "Merger Securities").

      In consideration of the foregoing and in order to induce you to consummate the merger of Discovery with and into Ansan pursuant to the Merger Agreement (the "Merger"), the undersigned hereby irrevocably agrees that it will not on or before the first anniversary of the Effective Date of the Merger (as the term "Effective Date" is defined in the Merger Agreement), directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of the Company's Common Stock, or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire the Company's Common Stock, in each case which are attributable to the Merger Securities, without the prior written consent of the Company.

      Notwithstanding the foregoing, if the undersigned is an individual, he or she may transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for the Company's Common Stock, in each case which are attributable to the Merger Securities, either during his or her lifetime or on death by will or intestacy to his

Ansan Pharmaceuticals, Inc.

_______ __, 1997
Page 2

or her immediate family or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of his or her immediate family; provided, however, that prior to any such transfer each transferee shall execute an agreement, satisfactory to the Company, pursuant to which each transferee shall agree to receive and hold such shares of Common Stock, or securities convertible into or exchangeable or exercisable for the Common Stock, subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. For the purposes of this paragraph, "immediate family" shall mean lineal descendant, father, mother, brother or sister of the transferor.

      The undersigned understands that the agreements of the undersigned are irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns. The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of the Company's Common Stock or other securities of the Company received by the undersigned pursuant to the Merger Agreement except in compliance with this agreement and further agrees that any stock certificates of the Company, and any other document evidencing ownership of securities of the Company, issued to the undersigned pursuant to the Merger Agreement shall bear restrictive legends prohibiting transfers except in accordance with the terms of this letter.

      This agreement shall be governed by and construed in accordance with the laws of the State of Delaware as applied to agreements entered into and performed by Delaware residents and entirely to be performed within Delaware.

                                    Very truly yours,


Dated:__________________            -------------------------------------
                                    Signature

                                    -------------------------------------
                                    Printed Name and Title

                                                                   Exhibit 6.10B

                              [FORM OF LOCK-UP FOR
                             NOVEMBER, 1996 PRIVATE
                              PLACEMENT INVESTORS]


__________ __, 1997


Ansan Pharmaceuticals, Inc.
400 Oyster Point Boulevard
South San Francisco, California  94080

Ladies and Gentlemen:

      This letter agreement is in connection with the Agreement and Plan of Reorganization and Merger dated as of July __, 1997 (the "Merger Agreement") by and among Ansan Pharmaceuticals, Inc., a Delaware corporation (the "Company") and Discovery Laboratories, Inc., a Delaware corporation pursuant to which, subject to the conditions of the Merger Agreement, the undersigned may receive securities of the Company (the "Merger Securities").

      In consideration of the foregoing and in order to induce you to consummate the merger of Discovery with and into Ansan pursuant to the Merger Agreement (the "Merger"), the undersigned hereby irrevocably agrees that it will not on or before the first anniversary of the Effective Date of the Merger (as the term "Effective Date" is defined in the Merger Agreement), directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of the Company's Common Stock, or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire the Company's Common Stock in each case which are attributable to the Merger Securities ("Ansan Securities"), without the prior written consent of the Company, provided, however, that the undersigned may transfer 20% of his/her Ansan Securities on or after the Effective Date and an additional 20% of his/her Ansan Securities on or after the end of each three-month period after the Effective Date in accordance with the following schedule:

Ansan Pharmaceuticals, Inc.

_______ __, 1997
Page 3

Date ___________________       Number of Shares that may be transferred

      On or after  the Effective Date__________________

      On or after 90 days following the Effective Date__________________

      On or after 180 days following the Effective Date__________________

      On or after 270 days following the Effective Date__________________

      Notwithstanding the foregoing, if the undersigned is an individual, he or she may transfer any shares of Ansan Securities either during his or her lifetime or on death by will or intestacy to his or her immediate family or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of his or her immediate family; provided, however, that prior to any such transfer each transferee shall execute an agreement, satisfactory to the Company, pursuant to which each transferee shall agree to receive and hold such Ansan Securities, subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. For the purposes of this paragraph, "immediate family" shall mean lineal descendant, father, mother, brother or sister of the transferor.

      The undersigned understands that the agreements of the undersigned are irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns. The undersigned agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of the Ansan Securities held by the undersigned except in compliance with this agreement and further agrees that any stock certificates of the Company, and any other document evidencing ownership of the Ansan Securities issued to the undersigned shall bear restrictive legends prohibiting transfers except in accordance with the terms of this letter.

      This agreement shall be governed by and construed in accordance with the laws of the State of Delaware as applied to agreements entered into and performed by Delaware residents and entirely to be performed within Delaware

                                    Very truly yours,


Dated:__________________            -------------------------------------
                                    Signature

                                    -------------------------------------
                                    Printed Name and Title

                                  EXHIBIT 6.20

                 [Form of Opinion of Roberts, Sheridan & Kotel]

Ansan Pharmaceuticals, Inc.
400 Oyster Point Boulevard, Suite 435
South San Francisco, California 94080

Ladies and Gentlemen:

            We have acted as counsel to Discovery Laboratories, Inc., a Delaware corporation ("Discovery"), in connection with the execution and delivery of the Agreement and Plan of Reorganization and Merger (the "Merger Agreeement") dated July 16, 1997, between Discovery and Ansan Pharmaceuticals, Inc., a Delaware corporation ("Ansan") and the transactions contemplated thereby. This opinion is rendered to you pursuant to Section 7.15 of the Merger Agreement. Capitalized terms used without definition in this opinion have the meanings given to them in the Merger Agreement.

            We have examined originals or copies, certified or otherwise identified to our satisfaction, of the records of discovery, agreements and other instruments, certificates of officers of Discovery, certificates of public officials and such other documents as we have deemed necessary as a basis for the opinions hereinafter expressed. In rendering our opinion, we have relied, as to matters of fact, upon the representations of Discovery and Ansan contained in the Merger Agreement, and upon certificates and other instruments of Discovery and Ansan, and where applicable Discovery's and Ansan's respective officers. Additionally, without any independent investigation or verification, we have assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as certified, conformed or photostatic copies, (iii) the authority of all persons (other than officers of Discovery) signing any document and (iv) the truth and accuracy of all matters of fact set forth in all certificates and other instruments (although we have no knowledge that such factual matters are untrue).

            Based on the foregoing, it is our opinion that:

            1. Discovery is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Discovery has all requisite corporate power and authority to execute and deliver the Merger Agreement and the [other agreements] (collectively, the "Agreements") and to consummate the transactions contemplated thereby and to own its properties and carry on its business as presently conducted.

            2. The Agreements have been duly authorized by all necessary corporate action on the part of Discovery and have been duly executed and delivered by Discovery.

            3. Each Agreement is a legal, valid and binding obligation of Discovery enforceable against Discovery in accordance with its terms except as limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to creditors' rights generally or by equitable principles (whether considered in an action at law or in equity).

            4. No governmental consents, approvals, authorizations, registrations, declarations or filings are required for the execution and delivery of the Agreements on behalf of Discovery and consummation of the Merger except (i) such as have been obtained or made, and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

            5. Neither the execution and delivery of the Agreements on behalf of Discovery nor the consummation by Discovery of the transactions contemplated thereby, (i) conflicts with any provision of the Certificate of Incorporation or Bylaws of Discovery, (ii) violates any law applicable to Discovery, or (iii) results in a breach or violation of, or constitutes a default under, any term of any Material Agreement or instrument entered into by Discovery.

            6. To our knowledge, there are no actions, suits, arbitration proceedings or claims pending or threatened in writing against or involving Discovery, at law or in equity or before any federal, state or other governmental authority or regulatory body.

            7. The authorized capital stock of Discovery is [10,000,000] shares of Preferred Stock, and [50,000,000] shares of Common Stock.

            We are members of the bar of the State of New York and, accordingly, in rendering the foregoing opinions, we are not rendering any opinion as to any matter governed by any laws other than United States Federal law, the laws of the State of New York and the General Corporation Law of the State of Delaware.

            This opinion is solely for your benefit and may not be relied on by any other person or quoted in whole or in part or otherwise referred to, nor may it be filed with any governmental agency or other person, without our prior written consent. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention with respect to any of the opinions expressed herein.

                                     ROBERTS, SHERIDAN & KOTEL, a
                                     professional corporation


                                     By:
                                        -------------------------

                                                                  ________, 1997

                          Discovery Laboratories, Inc.
                        Merger of Discovery With and Into
                           Ansan Pharmaceuticals, Inc.

Dear Sirs:

            We have acted as counsel for Discovery Laboratories, Inc., a Delaware corporation ("Discovery"), in connection with the merger of Discovery with and into Ansan Pharmaceuticals, Inc. ("Ansan") pursuant to an Agreement and Plan of Reorganization and Merger dated as of July 16, 1997 (the "Merger Agreement"), between Ansan and Discovery. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

            Our representation described above has involved, among other things, discussions and inquiries concerning various legal matters, reviewing certain corporate records, documents and proceedings, and participating in conferences with certain officers and other representatives of Discovery and Ansan during which the contents of the Proxy and the S-4 and related matters were discussed. Please be advised, however, that we have not been asked to provide an opinion with regard to the Proxy and the S-4 and that this letter is not a legal opinion. In addition, please be advised that the limitations inherent in the absence of any independent verification of factual matters and the character of determinations involved in reviewing the Proxy and the S-4 and relevant securities laws are such that we do not assume any responsibility for the accuracy, completeness or fairness of the statements included or incorporated in the Proxy or the S-4.

            Subject to the limitations set forth herein and on the basis of our review of the Proxy and the S-4 described above (and taking into account, as to materiality, the representations, warranties and certifications of Discovery and its representatives), we hereby advise you that our work in connection with this matter did not disclose any information regarding Discovery which has caused us to believe that the Proxy or the S-4 contained an untrue statement of a material fact regarding Discovery or omitted to state a material fact regarding Discovery necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except for (i) any financial statements or schedules and other information or data of a financial, accounting or statistical nature, (ii) projections, estimates or any other analyses dependent on future events described therein, (iii) the assumptions underlying any of the foregoing, (iv) any statutes or governmental rules, regulations, proceedings or actions relating to patents, patent applications, trademarks, service marks, tradenames, copyrights or know-how and (v) the technical properties, characteristics and capabilities of, or governmental proceedings or actions regarding, Discovery's products, innovations and technologies and clinical data relating to the same, as to all of which we have not been asked to express, and do not express, any view).

            We are furnishing this letter to Ansan solely for its benefit and only in connection with the Proxy and the S-4. This letter may not be used, circulated, quoted or otherwise referred to or relied upon for any other purpose or by any other person or entity without our prior written consent and is subject to the same limitations and assumptions as set forth in our opinion of even date herewith to Ansan.

                                          Very truly yours,

                                                            Exhibit 7.15

_______________, 1997


Discovery Laboratories, Inc.
509 Madison Avenue, 14th Floor
New York, New York  10022

                          Ansan Pharmaceuticals, Inc.

Ladies and Gentlemen:

      We have acted as counsel to Ansan Pharmaceuticals, Inc., a Delaware corporation (the "Company"), in connection with the Agreement and Plan of Reorganization and Merger (the "Agreement"), dated July 16, 1997, between the Company and Discovery Laboratories, Inc., a Delaware corporation ("Discovery"). This opinion is rendered to you pursuant to Section 7.15 of the Agreement. Capitalized terms used without definition in this opinion have the meanings given to them in the Agreement.

                                       I.

      In connection with this opinion, we have assumed the authenticity of all records, documents and instruments submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all records, documents and instruments submitted to us as copies. We have also assumed that there are no facts or circumstances relating to you that might prevent you from enforcing any of the rights to which our opinion relates (for example, lack of due authorization or certain regulatory prohibitions). We have based our opinion upon our review of the following records, documents, instruments and certificates:

      (a)   The Agreement, the Titan Agreement and the Certificate of Merger;

      (b) The Restated Certificate of Incorporation of the Company certified by the Delaware Secretary of State as of _______________, 1997 and certified to us by an officer of the Company as being complete and in full force and effect as of the date of this opinion;

      (c) The Bylaws of the Company certified to us by an officer of the Company as being complete and in full force and effect as of the date of this opinion;

      (d) Records certified to us by an officer of the Company as constituting all records of proceedings and actions of the Board of Directors and

The Shareholders of
Discovery Laboratories, Inc.
July __, 1997


            stockholders of the Company relating to the transactions contemplated by the Agreement;

      (e) A certificate of the President and Chief Executive Officer of the Company attached hereto as Exhibit A as to certain factual matters (the Officer's Certificate");

      (f) A Certificate of Good Standing relating to the Company issued by the Secretary of State of the State of Delaware, dated _______________, 1997;

      (g) A Certificate of Status relating to the Company issued by the Secretary of State of the State of California, dated
            _______________; 1997

      (h) A letter from the Franchise Tax Board of the State of California stating that the Company is in good standing with that agency, dated ______________, 1997;

      (i) A Certificate of the Chief Financial Officer of the Company as to the material agreements and material instruments to which the Company is a party or by which the Company's properties or assets are bound (the "Certificate Relating to Agreements");

      (j) Each of the agreements and instruments identified in the Certificate Relating to Agreements;

      (k) The Registration Statement on Form S-4, file no. 333-____, as amended and as declared effective by the Securities and Exchange Commission (the "Registration Statement");

      (l) The Prospectus/Proxy Statement dated ______________, 1997, included in the Registration Statement (the "Prospectus");

      (m) A certificate from Continental Stock Trust & Transfer dated ____________, 19__ as to the number of shares of Company Common Stock outstanding; and

      (n) A specimen certificate evidencing shares of Company Common Stock and a specimen certificate evidencing shares of Company Series B Preferred Stock.

      With your consent, we have based our opinion expressed in paragraph 1 below as to the good standing of the Company under the laws of the State of Delaware and the laws of the State of California solely upon the documents enumerated in (f) and (g) above and the letter enumerated in item (h) above. We have made no additional investigation

The Shareholders of
Discovery Laboratories, Inc.
July __, 1997

after the respective dates of the Certificates of Status/Good Standing or the date of the letter from the Franchise Tax Board of the State of California in rendering our opinion expressed in Paragraph 1 of Part III. With your consent, we have based our opinion in paragraph 1 of Section III below regarding the Company's qualification as a foreign corporation solely upon a statement in the Officer's Certificate that that the Company has no facilities or employees other than in California. In addition, with your consent, we have regarding our opinion expressed in paragraph 4 of Section III below regarding the valid and binding nature of the Agreement and the Titan Agent (together, the "Agreements"), assumed that Delaware law is the same as California law with respect to such matters. Our opinion expressed in Paragraph 6 of Part III below does not relate to any federal or California securities laws, as our opinions with respect to such matters are expressed in Paragraphs 8, 10 and 11 of Part III below. Our opinions expressed in Paragraphs 8 and 9 of Part III regarding the valid issuance of the shares to be issued by the Company pursuant to the Merger assumes that appropriate certificates evidencing the shares will be executed and delivered upon issuance. In addition, we have, with your consent, relied upon the Officers' Certificate with respect to factual matters relevant to this opinion.

      In connection with our opinion expressed in paragraph 6 of Section III below relating to the agreements and instruments identified in the Officers' Certificate, we have not reviewed, and express no opinion on, (i) financial covenants or similar provisions requiring financial calculations or determinations to ascertain compliance, (ii) provisions relating to the occurrence of a "material adverse event" or words of similar import, or (iii) parol evidence bearing on interpretation or construction. Moreover, to the extent that the agreements and instruments identified in item (j) above is governed by the laws of any jurisdiction other than the laws of the State of California, our opinion relating to those agreements and instruments is based solely upon the plain meaning of their language without regard to interpretation or construction that might be indicated by the laws governing those agreements or instruments.

      Our opinion expressed in paragraph 11 of Part III below that the Registration Statement has become effective under the Act is based solely upon telephone communications between ________, a member of this firm and _______, a member of the Commission's staff on ________, confirming that the Registration Statement is effective and that no stop order has been issued or is threatened and a confirming conversation between _________, a member of this firm and the Public Reference Desk of the Commission on the date hereof.

      Where our opinion relates to our "knowledge", such knowledge is based upon our examination of the records, documents, instruments, and certificates enumerated or described above and the actual knowledge of attorneys in this firm who are currently involved in substantive legal representation of the Company. With your consent, we have

The Shareholders of
Discovery Laboratories, Inc.
July __, 1997

not examined any records of any court, administrative tribunal or other similar entity in connection with our opinion expressed in paragraph 7 of Part III below.

                                      II.

      We express no opinion as to:

      A. The applicable choice of law rules that may affect the interpretation or enforcement of the Agreement.

      B. Any tax, anti-trust, land use, safety, environmental or hazardous materials laws, rules or regulations.

      This opinion is limited to the federal laws of the United States of America, the laws of the State of California and, with regard to corporate formation, the authorization and issuance of securities and other corporate and stockholder formalities, the General Corporation Law of the State of Delaware (the "DGCL"), and we disclaim any opinion as to the laws of any other jurisdiction. We further disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any regional or local governmental body or as to any related judicial or administrative opinion.

                                      III.

      Based upon the foregoing and our examination of such questions of law as we have deemed necessary or appropriate for the purpose of our opinion, and subject to the limitations and qualifications expressed below, it is our opinion that:

      1. The Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware. The Company is qualified to do business as a foreign corporation in good standing in the State of California, which is the only state or jurisdiction of the United States where the conduct of its business requires it to be so qualified.

      2. The Company has all requisite corporate power and corporate authority to enter into and perform the Agreements and the Certificate of Merger. The Company has all requisite corporate power and corporate authority to own its properties and to carry on its business as such properties and business are described in the Registration Statement.

      3. The Agreements and the Certificate of Merger have been duly authorized by all necessary corporate action on the part of the Company and have been duly executed and delivered on behalf of the Company.

The Shareholders of
Discovery Laboratories, Inc.
July __, 1997

      4. The Agreements and the Certificate of Merger are valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject, as to enforcement,
            (i) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights, and (ii) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

      5. No governmental consents, approvals, authorizations, registrations, declarations or filings are required for the execution an delivery of the Agreements or the Certificate of Merger on behalf of the Company and consummation of the Merger except (i) such as have been obtained or made, (ii) the filing of a Form 8-K and Form S-8 following the consummation of the Merger as contemplated in the Agreement, and (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

      6. Neither the execution and delivery of the Agreements or the Certificate of Merger on behalf of the Company nor the consummation by the Company of the Merger as provided in the Agreement, (i) conflicts with any provision of the Restated Certificate of Incorporation or Bylaws of the Company, (ii) violates any law applicable to the Company, or (iii) results in a breach or violation of, or constitutes a default under, any term of any material agreement or instrument identified in the Certificate Relating to Agreements.

      7. We do not have knowledge of any action, suit or proceeding against the Company that is either pending or has been threatened in writing other than as may be set forth in Section 3.10 of the Disclosure Statement of the Company.

      8. The authorized capital stock of the Company is 5,000,000 shares of Preferred Stock and 20,000,000 shares of Common Stock. Upon the consummation of the Merger in accordance with the Agreement and the Certificate of Merger, the shares of Company Common Stock and Company Preferred Stock to be issued to the shareholders of Discovery in the Merger will be duly authorized, validly issued, and fully paid and non-assessable, and will be issued in compliance with the registration requirements of the Securities Act of 1933, as amended (the "Act"), and pursuant to an exemption from the qualification requirements of the California Securities Law of 1968, as amended.

The Shareholders of
Discovery Laboratories, Inc.
July __, 1997

      9. The shares of Company Common Stock and Company Preferred Stock issuable upon exercise of the outstanding Discovery stock options and warrants assumed by the Company pursuant to Section 2.3.1(c) of the Agreement, when issued and paid for in accordance with the terms of the Discovery stock options or warrants, as the case may be, and the Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

      10. The Registration Statement and the Prospectus comply in all material respects as to form with the requirements of the Act and the Proxy Statement complies in all material respects as to form with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (other than the financial statements and supporting schedules and other financial or statistical data contained in the Registration Statement, the Prospectus, or Proxy Statement, as to which we have not been called upon to express an opinion and do not express an opinion).

      11. The Registration Statement has become effective under the Act and, to our knowledge, no order suspending the effectiveness of the Registration Statement has been issued under the Act and no proceeding for that purpose has been instituted or is threatened by the Commission.

      12. Upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the Merger will be effective in accordance with the laws of the State of Delaware.

      In connection with the registration of the Shares, we advised the Company as to the requirements of the Act and the applicable Rules and Regulations and rendered other legal advice and assistance in the course of preparation of the Registration Statement and Proxy Statement/Prospectus, and we also participated in conferences with representatives of the Company and the Company's accountants, at which the contents of the Registration Statement and Prospectus and related matters were discussed and reviewed. On the basis of the information which was developed in the course of the performance of such services considered in the light of our understanding of the federal laws of the United States of America and the laws of the State of California, including the requirements of Form S-4, we have no reason to believe that (i) the information regarding the Company in the Registration Statement, as of its Effective Date, or any amendment thereto, at the time it became effective (other than financial statements, schedules and other financial data included therein, with respect to which we express no view or belief), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein, or necessary in order to make the statements therein not misleading, or
(ii) the information regarding the Company in the Proxy Statement or any

The Shareholders of
Discovery Laboratories, Inc.
July __, 1997

supplement or amendment thereto on such Closing Date or at the time such Prospectus or supplement or amendment thereto was issued (other than financial statements, schedules and other financial data included therein, with respect to which we express no view or belief), contains or contained any untrue statement of a material fact or omits or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process are such, however, that we do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Proxy Statement.

                                      IV.

      Although the parties to the Agreement have agreed that the Agreements will be governed by the laws of the State of Delaware, we further advise you that, should a court determine to apply California law to the Agreements:

      A. As noted, the enforceability of the Agreements and Certificate of Merger are subject to the effect of general principles of equity. These principles include, without limitation, concepts of commercial reasonableness, materiality and good faith and fair dealing. As applied to the Agreements and Certificate of Merger, these principles will require you to act reasonably, in good faith and in a manner that is not arbitrary or capricious in the administration and enforcement of the Agreements and Certificate of Merger and will preclude you from invoking penalties for defaults that bear no reasonable relation to the damage suffered or that would otherwise work as a forfeiture.

      B. The enforceability of the Agreements and Certificate of Merger is subject to the effects of (i) Section 1102 of the California Uniform Commercial Code, which provides that obligations of good faith, diligence, reasonableness and care prescribed by that Code may not be disclaimed by agreement, although the parties may be agreement determine the standards by which the performance of such obligations is to be measured if those standards are not manifestly unreasonable, (ii) Section 1203 of that Code, which imposes an obligation of good faith in the performance or enforcement of a contract, and (iii) Section 1670.5 of the California Civil Code, which provides that a court may refuse to enforce, or may limit the enforcement of, a contract or any clause of a contract, that a court finds as a matter of law to have been unconscionable at the time it was made.

The Shareholders of
Discovery Laboratories, Inc.
July __, 1997

      C. The effectiveness of indemnities, rights of contribution, exculpatory provisions and waivers of the benefits of statutory provisions may be limited on public policy grounds.

      D. Section 1717 of the California Civil Code provides that, in any action on a contract where the contract specifically provides that attorneys' fees and costs incurred to enforce that contract shall be awarded either to one of the parties or to the prevailing party, then the party who is determined to be the party prevailing in the action, whether that party is the party specified in the contract or not, shall be entitled to reasonable attorneys' fees in addition to other costs.

      E. Provisions of the Agreements and the Certificate of Merger requiring that waivers must be in writing may not be binding or enforceable if a non-executory oral agreement has been created modifying any such provision or an implied agreement by trade practice or course of conduct has given rise to a waiver.

                                       V.

      This opinion is rendered to you in connection with the Agreement and is solely for your benefit. This opinion may not be relied upon by any other person, firm, corporation or other entity without our prior written consent. We disclaim any obligation to advise you of any change of law that occurs, or any facts of which we become aware, after the date of this opinion.

                                Very truly yours,

                                                                   Exhibit 11.13

                                VOTING AGREEMENT

      THIS VOTING AGREEMENT (this "Agreement"), dated as of _________1997, by and among Ansan Pharmaceuticals, Inc., a Delaware corporation ("Ansan") and the person or entity whose name appears on the signature page hereto as a stockholder, warrantholder or optionholder of Discovery Laboratories, Inc., a Delaware corporation ("Discovery"), acting in his, her, or its capacity as a stockholder, warrantholder or optionholder of Discovery and not in any other capacity ("Stockholder").

                                    RECITALS:

      WHEREAS, immediately prior to the execution of this Agreement, Ansan and Discovery have entered into an Agreement and Plan of Reorganization and Merger of even date herewith (the "Merger Agreement"), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Discovery with and into Ansan (the "Merger"); and

      WHEREAS, as of the date hereof, Stockholder is the record and Beneficial Owner (as defined hereinafter) of the number of Existing Shares (as defined hereinafter) of Common Stock and/or Series A Convertible Preferred Stock, of Discovery (the "Discovery Stock") set forth on the signature page hereto; and

      WHEREAS, as inducement and a condition to entering into the Merger Agreement, Ansan has required Stockholder to agree, and Stockholder has agreed, to enter into this Agreement; and

      NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1. CERTAIN DEFINITIONS. In addition to the terms defined elsewhere herein, capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement. For purposes of this
Agreement:

      (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person constitutes a "group" within the meaning of
Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

      (b) "Existing Shares" means shares of Discovery Stock Beneficially Owned by Stockholder as of the date hereof.

      (c) "Securities" means the Existing Shares together with any shares of Discovery Stock or other securities of Discovery acquired by Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

      Section 2. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder represents and warrants to Ansan as follows:

      (a) Ownership of Shares. On the date hereof, Stockholder (or the "group" of which the Stockholder is a member within the meaning of Section 13(d) of the Exchange Act) is the sole record and Beneficial Owner of the Existing Shares consisting of the number of shares of Discovery Stock set forth on the signature page hereto. On the date hereof, the Existing Shares constitute all of the shares of Discovery Stock owned of record or Beneficially Owned by Stockholder. Other than as set forth below, there are no outstanding options or other rights to acquire from Stockholder or obligations of Stockholder to sell or to acquire, any shares of Discovery Stock. Stockholder (or the "group" of which the Stockholders is a member within the meaning of Section 13(d) of the Exchange
Act) has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 5 and 6 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

      (b) Power; Binding Agreement. Stockholder has the legal capacity, power and authority to enter into and perform all of Stockholder's obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

      (c) No Conflicts. Except for filings under the Exchange Act, no filing on the part of the Stockholder with, and no permit, authorization, consent or approval of, any state or federal public body or authority ("Governmental Entity") is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof shall (i) conflict with nor result in any breach of any organizational documents applicable to Stockholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Stockholder or any of Stockholder's properties or assets.

      (d) No Encumbrance. Except as permitted by this Agreement or as set forth in a schedule hereto, the Existing Shares are now and, at all times during the term hereof will be, and the Securities will be, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever ("Encumbrances"), except for any such Encumbrances arising hereunder.

      (e) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Stockholder as a stockholder.

      Section 3. REPRESENTATIONS AND WARRANTIES OF ANSAN.

      Ansan hereby represents and warrants to Stockholder as follows:

      (a) Power; Binding Agreement. Ansan has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Ansan and constitutes a valid and binding agreement of Ansan, enforceable against Ansan in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

      (b) No Conflicts. Except for filings under the Exchange Act and state "blue sky" authorities, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by Ansan and the consummation by Ansan of the transactions contemplated hereby, and none of the execution and delivery of this Agreement by Ansan, the consummation by Ansan of the transactions contemplated hereby or compliance by Ansan with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents applicable to Ansan or,
(ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Ansan is a party or by which Ansan or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Ansan or any of its properties or assets.

      Section 4. DISCLOSURE. Stockholder hereby agrees to reasonably cooperate with Ansan to publish and disclose in the Registration Statement and the Proxy Statement (including all documents and schedules filed with the Securities and Exchange Commission) Stockholder's identity and ownership of Discovery Stock and the nature of Stockholder's commitments, arrangements and understandings under this Agreement, it being understood that Stockholder has the right to consent to such disclosure, and such consent shall not be unreasonably withheld.

      Section 5. VOTING OF DISCOVERY STOCK.

      Stockholder hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (a) the Effective Time or (b) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Discovery Stock, however called, or in connection with any written consent of the holders of Discovery Stock, Stockholder will appear at the meeting or otherwise cause the Securities beneficially owned of record by Stockholder with voting rights to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Securities with voting rights in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof.

      Section 6. PROXY.

      (a) Stockholder hereby irrevocably grants to, and appoints, Vaughan Shalson and James Ahlers or either of them in their respective capacities as officers of Ansan and any individual who shall hereafter succeed to any such office of Ansan and each of them individually, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote the Securities, or grant a consent or approval in respect of the Securities, in favor of the Merger, as specified in Section 5 hereof, provided, however, that such proxyholders shall not have authority to call any meeting of stockholders of Discovery and shall not have authority to take any action as a stockholder of Discovery except to vote the Securities in accordance with Sections 5 and 6 of this Agreement.

      (b) Stockholder represents that any proxies heretofore given in respect of the Existing Shares are not irrevocable, and that such proxies are hereby revoked.

      (c) Stockholder hereby affirms that the irrevocable proxy set forth in this Section 6 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law.

      Section 7. DISTRIBUTIONS. In the event of a stock dividend or distribution, or any change in Discovery Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of share or the like other than pursuant to the Merger, the terms "Existing Shares" and "Securities" will be deemed to refer to and include the shares of Discovery Stock as well as all such stock dividends and distributions and any shares into which or for which any or all of the Securities may be changed or exchanged and appropriate adjustments shall be made to the terms and provisions of this Agreement.

      Section 8. TERMINATION. This Agreement shall terminate on the earlier to occur of: (a) the termination of the Merger Agreement; (b) the agreement of the parties hereto to terminate this Agreement; or (c) the consummation of the Merger.

      Section 9. MISCELLANEOUS.

      (a) Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

      (b) Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This

Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party's respective heirs, beneficiaries, executors, representatives and permitted assigns.

      (c) Amendment and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by the parties hereto.

      (d) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Ansan, to:
                  Ansan Pharmaceuticals, Inc.
                  400 Oyster Point Blvd.
                  South San Francisco, CA 94080
                  Attention: Vaughan Shalson
                  Facsimile:  (415) 635-0211
                  Confirmation Number:  (415) 635-0201
with a copy to:
                  Heller, Ehrman, White & McAuliffe
                  525 University Avenue
                  Palo Alto, California  94301
                  Telecopy No.:  (415) 324-0638
                  Attention:  August J. Moretti

If to Stockholder, to the address set forth on the signature page hereto.

      (e) Severability. Any term or provision of this Agreement which is held to be invalid, illegal or unenforceable in any respect in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      (f) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money or damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specified performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

      (g) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

      (h) No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      (i) Governing Law. This Agreement will be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

      (j) Descriptive Heading. The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

      (k) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

      (l) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, Ansan and Stockholder have caused this Agreement to be duly executed as of the day and year first written above.

                                         ANSAN PHARMACEUTICALS, INC.


                                         By:
                                            -----------------------------------

                                            Name:
                                                  -----------------------------

                                            Title:
                                                  -----------------------------


                                         By:
                                            -----------------------------------
                                             Stockholder
                                             Print Name:
                                                        -----------------------

NUMBER OF EXISTING SHARES
BENEFICIALLY OWNED BY
STOCKHOLDER:  ____________

ADDRESS OF STOCKHOLDER:
                              ------------------------------

                              ------------------------------

                              ------------------------------

With a Copy to the Following for Purposes

of Notices under Section 9(d):
                              ------------------------------

                              ------------------------------

                                                                   Exhibit 11.14

                                VOTING AGREEMENT

      THIS VOTING AGREEMENT (this "Agreement"), dated as of _________1997, is entered into by and between Discovery Laboratories, Inc., a Delaware corporation ("Discovery") and Titan Pharmaceuticals Inc. as a stockholder of Ansan Pharmaceuticals, Inc., a Delaware corporation ("Ansan"), acting in its capacity as a stockholder of Ansan and not in any other capacity ("Stockholder").

                                    RECITALS:

      WHEREAS, immediately prior to the execution of this Agreement, Ansan and Discovery, have entered into an Agreement and Plan of Reorganization and Merger of even date herewith (the "Merger Agreement"), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Discovery with and into Ansan (the "Merger"); and

      WHEREAS, as of the date hereof, Stockholder is the record and Beneficial Owner (as defined hereinafter) of the number of Existing Shares (as defined hereinafter) of Common Stock of Ansan (the "Ansan Stock") set forth on the signature page hereto; and

      WHEREAS, as inducement and a condition to entering into the Merger Agreement, Ansan has required Stockholder to agree, and Stockholder has agreed, to enter into this Agreement; and

      NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

      Section 1. CERTAIN DEFINITIONS. In addition to the terms defined elsewhere herein, capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement. For purposes of this
Agreement:

      (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities means having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person constitutes a "group" within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

      (b) "Existing Shares" means shares of Ansan Stock Beneficially Owned by Stockholder as of the date hereof.

      (c) "Securities" means the Existing Shares together with any shares of Ansan Stock or other securities of Ansan acquired by Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

      Section 2. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder represents and warrants to Discovery as follows:

      (a) Ownership of Shares. On the date hereof, Stockholder (or the "group" of which the Stockholder is a member within the meaning of Section 13(d) of the Exchange Act) is the sole record and Beneficial Owner of the Existing Shares consisting of the number of shares of Ansan Stock set forth on the signature page hereto. On the date hereof, the Existing Shares constitute all of the shares of Ansan Stock owned of record or Beneficially Owned by Stockholder. Other than as set forth below, there are no outstanding options or other rights to acquire from Stockholder or obligations of Stockholder to sell or to acquire, any shares of Ansan Stock. Stockholder (or the "group" of which the Stockholders is a member within the meaning of Section 13(d) of the Exchange Act) has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 5 and 6 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

      (b) Power; Binding Agreement. Stockholder has the legal capacity, power and authority to enter into and perform all of Stockholder's obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

      (c) No Conflicts. Except for filings under the Exchange Act, no filing on the part of the Stockholder with, and no permit, authorization, consent or approval of, any state or federal public body or authority ("Governmental Entity") is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof shall (i) conflict with nor result in any breach of any organizational documents applicable to Stockholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Stockholder or any of Stockholder's properties or assets.

      (d) No Encumbrance. Except as permitted by this Agreement or as set forth in a schedule hereto, the Existing Shares are now and, at all times during the term hereof will be, and the Securities will be, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever ("Encumbrances"), except for any such Encumbrances arising hereunder.

      (e) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Stockholder as a stockholder.

      Section 3. REPRESENTATIONS AND WARRANTIES OF DISCOVERY.

      Discovery hereby represents and warrants to Stockholder as follows:

      (a) Power; Binding Agreement. Discovery has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Ansan and constitutes a valid and binding agreement of Discovery, enforceable against Discovery in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

      (b) No Conflicts. Except for filings under the Exchange Act and state "blue sky" authorities, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by Discovery and the consummation by Discovery of the transactions contemplated hereby, and none of the execution and delivery of this Agreement by Discovery, the consummation by Discovery of the transactions contemplated hereby or compliance by Discovery with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents applicable to Discovery or, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Discovery is a party or by which Discovery or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Discovery or any of its properties or assets.

      Section 4. DISCLOSURE. Stockholder hereby agrees to reasonably cooperate with Discovery to publish and disclose in the Registration Statement and the Proxy Statement (including all documents and schedules filed with the Securities and Exchange Commission) Stockholder's identity and ownership of Ansan Stock and the nature of Stockholder's commitments, arrangements and understandings under this Agreement, it being understood that Stockholder has the right to consent to such disclosure, and such consent shall not be unreasonably withheld.

      Section 5. VOTING OF ANSAN STOCK.

      Stockholder hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (a) the Effective Time or (b) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Ansan Stock, however called, or in connection with any written consent of the holders of Ansan Stock, Stockholder will appear at the meeting or otherwise cause the Securities beneficially owned of record by Stockholder with voting rights to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Securities with voting rights in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof.

      Section 6. PROXY.

      (a) Stockholder hereby irrevocably grants to, and appoints, Steve Kanzer and Evan Myrianthoupoulos or either of them in their respective capacities as officers or directors of Discovery and any individual who shall hereafter succeed to any such office of Discovery and each of them individually, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote the Securities, or grant a consent or approval in respect of the Securities, in favor of the Merger, as specified in
Section 5 hereof, provided, however, that such proxyholders shall not have authority to call any meeting of stockholders of Ansan and shall not have authority to take any action as a stockholder of Ansan except to vote the Securities in accordance with Sections 5 and 6 of this Agreement.

      (b) Stockholder represents that any proxies heretofore given in respect of the Existing Shares are not irrevocable, and that such proxies are hereby revoked.

      (c) Stockholder hereby affirms that the irrevocable proxy set forth in this Section 6 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law.

      Section 7. DISTRIBUTIONS. In the event of a stock dividend or distribution, or any change in Ansan Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of share or the like other than pursuant to the Merger, the terms "Existing Shares" and "Securities" will be deemed to refer to and include the shares of Ansan Stock as well as all such stock dividends and distributions and any shares into which or for which any or all of the Securities may be changed or exchanged and appropriate adjustments shall be made to the terms and provisions of this Agreement.

      Section 8. TERMINATION. This Agreement shall terminate on the earlier to occur of: (a) the termination of the Merger Agreement; (b) the agreement of the parties hereto to terminate this Agreement; or (c) the consummation of the Merger.

      Section 9. MISCELLANEOUS.

      (a) Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

      (b) Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party's respective heirs, beneficiaries, executors, representatives and permitted assigns.

      (c) Amendment and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by the parties hereto.

      (d) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Discovery, to:

                  Discovery Laboratories, Inc.
                  509 Madison Avenue, Suite 1406
                  New York, New York 10022
                  Attention: Evan Myrianthoupoulos
                  Facsimile: (212) 688 7978
                  Confirmation Number: (212) 223 9504

with a copy to:



If to Stockholder, to the address set forth on the signature page hereto.

      (e) Severability. Any term or provision of this Agreement which is held to be invalid, illegal or unenforceable in any respect in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      (f) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money or damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specified performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

      (g) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

      (h) No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      (i) Governing Law. This Agreement will be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.

      (j) Descriptive Heading. The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

      (k) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

      (l) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, Discovery and Stockholder have caused this Agreement to be duly executed as of the day and year first written above.

                                    DISCOVERY LABORATORIES, INC.


                                    By:
                                       ---------------------------------

                                       Name:
                                             ---------------------------

                                       Title:
                                             ---------------------------

                                    TITAN PHARMACEUTICALS INC.


                                    By:
                                       ---------------------------------

                                       Name:
                                             ---------------------------

                                       Title:
                                             ---------------------------

NUMBER OF EXISTING SHARES
BENEFICIALLY OWNED BY
STOCKHOLDER:  ____________

ADDRESS OF STOCKHOLDER:
                              ----------------------------

                              ----------------------------

                              ----------------------------

With a Copy to the Following for Purposes
of Notices under Section 9(d):
                              ----------------------------

                              ----------------------------